



Atos
Origin

26 December, 2002

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



03003604

Ladies and Gentlemen:

Re: Atos Origin - File NO. 82-4323

Our corporation, Atos Origin, a corporation incorporated under the laws of and having its place of domicile in France, hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission, the SEC, in order to establish the follow up of the exemption from the Securities and Exchange Act of 1934, as amended, the Exchange Act, pursuant to Rule 12g3-2(b) promulgated thereunder. Follow up of the exemption is being sought to satisfy the information provision requirement of Rule 144A under the United States Securities Act of 1933, as amended, the Securities Act.

Attached as Appendix I hereto is a list of such information that the Corporation has made public, filed or distributed since the claim exemption on February 22, 2002. Attached as Appendix II hereto are the full English-language versions of the documents listed in Appendix I.

If you have any questions or comments please call the undersigned at 33.(0)1.49.00.93.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Atos Origin S.A.

3, place de la Pyramide
92067 Paris La Défense Cedex

Tél. : +33 (0)1 49 00 90 00
Fax : +33 (0)1 47 73 07 63

Siège Social :
3 place de la Pyramide

S.A. à Directoire et Conseil de Surveillance au
capital de 43 764 396 euros - Siren : 323 623 603 RCS Nanterre


03 JAN 14 AM 10:29


Atos
Origin

To : Securities and Exchange Commission *File NO.82-4323*

APPENDIX I

Set forth below is a list of information that Atos Origin has made or was required to make public pursuant to the laws of France, has made or was required to file with the Paris Bourse and was made public by the Paris Bourse or has distributed or was required to distribute to its security holders, in each case since the claim exemption on February 22, 2002.

1 Press Releases

(i) Atos Origin and Teligent develop a solution enabling French telecom operators to test new services
Date : February 19, 2002

(ii) KPN signs outsourcing agreement with Atos Origin in Belgium
Date : February, 2002

(iii) Renault help desk managed by Atos Origin hits 500,000 call mark
Date : March 1, 2002

(iv) Atos Origin launches new outsourcing offer to help companies migrate from HP 3000 to Unix or NT environments
Date : March 5, 2002

(v) French defense procurement agency chooses Atos Origin to design, build, host and maintain its "Partners Area" portal
Date: March 12, 2002

(vi) Atos Origin integrates SAP R/3 for PSA Peugeot Citroën's previously-owned vehicle branch (SVO)
Date: March 26, 2002

(vii) DSM chooses Atos origin as preferred partener for application hosting
Date: March 27, 2002

(viii) TIS and Atos Origin entered into global Enterprise Alliance
Date: April 4, 2002


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Origin

(ix) *Atos Origin, Compaq and Intel join forces to set up an e-Business solutions laboratory*
Date: April 18, 2002

(x) ***Atos Origin 1st quarter results 2002** : a solid performance in tough conditions – Operating margin increases to 9 %*
date : May 14, 2002

(xi) *Axa uses Avalon project to boost efficiency : optimisation of file management with eiStream Imaging & Workflow software*
date : June 3, 2002

(xii) *Atos Origin acquires KPMG Consulting in the UK and the Netherlands*
date : June 5, 2002

(xiii) *Sodiaal chooses Atos Origin's MES solution to manage traceability of Yoplait and Candia dairy products*
date : June 10, 2002

(xiv) *Atos Origin and Visa join forces in France to deploy the 3-D Secure secure online payment architecture under the "Verified By Visa" program*
date : June 10, 2002

(xv) *Atos Origin optimizes speech recognition with its noise filter system*
date : June 11, 2002

(xvi) *Atos Origin launches the first software platform for financial product and service distribution*
date : June 14, 2002

(xvii) *Elior renews contract with Atos Origin*
date : June 18, 2002

(xviii) *Atos Origin introduces Ready-to-Deploy, SAP-Comptatible Enterprise Portal*
date : July 3, 2002

(xix) *French Ministry for Youth, National Education and Research selects Atos Origin to provide maintenance for around twenty Web-Based Internet Applications*
date : July 3, 2002


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Origin

(xx) *Atos Origin offers a new sales assistance and portfolio management tool for financial account managers*
date : July 4, 2002

(xxi)
BSN Glasspack awards Atos Origin an outsourcing contract to manage its European SAP and related information systems
date : July 8, 2002

(xxii) *Atos Origin allowed the sporting information leader on Internet to anticipate connection records during the World Cup*
date : July 9, 2002

(xxiii) *i2 and Atos Origin partner to provide High-End application management services to European clients*
date : July 24, 2002

(xxiv) *Atos Origin sells its stake in SNT Group*
date : July 24, 2002

(xxv) *Atos Origin brings success to Visa Austria in the fight against credit card fraud*
date : August 14, 2002

(xxvi) *Acquisition of KPMG Consulting UK and NL*
date : August 19, 200

(xxvii) *Banque Finaref-ABN Amro awards Atos Origin an implementation and outsourcing contract for its Information System Back-Office*
date : August 27, 2002

(xxviii) *Teach-Line® chooses Atos Origin to design, deploy and manage 200 interactive training terminals*
date : August 28, 2002

(xxix) *Atos Origin provides technical support for French Post Office's new electronic registered letter service*
date : September 4, 2002

(xxx) ***Atos Origin 1st half results for 2002** : operating margin increases from 8,5 % to 9,1 %*
date : September 11, 2002

(xxxi) *Atos Origin passes 3,8 million Mark in monthly messages sent for Messalia, Société Générale's banking SMS*
date : September 18, 2002



(xxxii) *Leroy-Merlin chooses Atos Origin to integrate its EAI platform*
date : September 23, 2002

(xxxiii) *GAN optimizes premium collection with the Noria Project*
date : September 24, 2002

(xxxiv) *Brother and Atos Origin test the mySAP™ Supply Chain Management (SCM) waters with innovative pilot project*
date : September 25, 2002

(xxxv) *Atos Origin builds Business Objects' analytics into its CRM platform*
date : October 8, 2002

(xxxvi) *"Lesechos.fr" chooses Atos origin and Datox to create and deploy new website content management tool*
date : October 14, 2002

(xxxvii) *Atos Origin ranks first in the outsourcing market, according to Pierre Audoin Consultants*
date : October 15, 2002

(xxxviii) *Atos Origin, a leading card and security technology enabler, to exhibit at "Cartes 2002" in France*
date : October 23, 2002

(xxxix) *Atos Origin incorporates Telisma's carrier-grade speech technologies*
date : October 29, 2002

(xl) *Atos Origin wins SAP implementation to boost business efficiency for Airservices Australia*
date : October, 2002

(xli) *Wave Systems and Atos Origin to demonstrate convenient E-Purse application for "Cashless" transactions*
date : November 6, 2002

(xlii) *Intel® solution services and Atos Origin sign memorandum of understanding to drive business in France*
date : November 5, 2002

(xliii) ***Atos Origin 3rd Quarter Results 2002** : outsourcing strong in a difficult market*
date : November 13, 2002

(xliv) *Atos Origin, technical operator for Moneo E-Purse*
date : November 14, 2002



(xlv) *SFR selects Atos Origin, Baltimore Technologies and Gemplus to implement Securisign : electronic signature solution for mobile devices*
date : November 15, 2002

(xlvi) *Atos Origin's systems integration business : ISO certification renewed and upgraded to 9001 : 2000 requirements*
date : November 20, 2002

(xlvii) *Renault chooses Atos Origin to host its 3 new official and business Websites*
date : November 21, 2002

(xlviii) *Atos Origin, a major eBusiness and IT services provider for the European automotive market, to exhibit at "Odette 2002" in Berlin*
date : November 27, 2002

(xlix) *Teleroute renews contract with Atos Origin*
date : December, 2002

(l) *Atos Origin selected by French national space research center to create a central LDAP directory*
date : December 19, 2002

2 Organic document

Kbis Excerpt
Date : December 16, 2002

3 2001 Annual Report

4 Half-year report 2002


Atos
Origin

File NO.82-4323

APPENDIX II

1 PRESS RELEASES

2 ORGANIC DOCUMENT

3 – 2001 ANNUAL REPORT

4 – HALF-YEAR REPORT 2002


TELIGENT

Adding value to your network


Atos
Origin

Atos Origin and Teligent Develop a Solution Enabling French Telecom Operators to Test New Services

Paris - February 19, 2002 – Atos Origin and Teligent have joined forces to develop an offer for wireline and wireless telecommunication operators. The two companies have pooled their skills and resources to offer French operators a solution for testing and validating new services, with Atos Origin supplying mainly the expertise and testing infrastructure and Teligent supplying the products. The new offer provides a low-cost solution for testing and validating a new service's concept, technical requirements and economic feasibility, before it is brought to market.

Operator concerns

According to IDC, a French IT market survey firm, demand for wireless services from French businesses is expected to level off pending the arrival of GPRS and UMTS technologies in 2004. Demand in the consumer market, however, will continue to depend largely on the attractiveness of new service offers. This means that operators are increasingly looking for ways to test the viability and profitability of services they want to introduce.

In the next 18 months, wireline and wireless operators will add a large number of new services to their portfolios. With most basic services already provided, new offers will be more and more sophisticated and initially targeted at pioneers. Some of them will make an immediate impact, as was the case with SMS technologies and related services, while others will fail. This is why operators are increasingly concerned about minimizing the risks involved in developing new services.

The combined Atos Origin-Teligent offer

To meet these emerging needs, Atos Origin and Teligent are pooling their skills and resources to develop a new service testing solution that responds to operators' needs and constraints.

The solution involves a four-stage process:

- Validating the service concept (technical and economic feasibility, Proof of Concept).
- Modeling.
- Testing with a users' panel.
- Deployment.

The new services will be supported by Teligent products, such as :

- Unified Messaging
- 3G Multimedia Messaging
- Pre-Paid Solutions
- Virtual Call Centre.


TELIGENT

Adding value to your network


Atos Origin

The strong fit between Atos Origin and Teligent

Atos Origin, a recognized provider of services to French telecom operators, has more than ten years' experience in intelligent phone networks, while Teligent has been developing software solutions for telephone operators for more than ten years. With its portfolio of innovative products, Teligent has quickly established itself as a supplier to Europe's largest telecom operators. The Atos Origin-Teligent partnership will leverage its international scope and combined expertise to meet the needs of French telecom operators.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, FIAT, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.
For more information, please visit the company's web site at http://www.atosorigin.com

Voice solutions from Atos Origin's Systems Integration Division

Atos Origin's Systems Integration Division has been developing voice service platforms using speech recognition since 1995. In today's fast-changing technological environment, teams are constantly testing commercial speech recognition products, such as Telisma, Nuance and Speechworks, as well as emerging technologies like VoiceXML and SALT. Their goal is to develop upgradeable, automatable services to deliver new solutions to clients. A major player in the e-business and ERP markets, Atos Origin is positioned as a leader in the market for voice portals.

About Teligent

Teligent develops and markets network based telecommunications solutions for all types of networks, for example, telephone and data networks. The majority of solutions are delivered as value-added services which telecom operators and service providers offer companies and the public via public networks. Another market segment is comprised of customer-adapted solutions for larger companies and organisations. Among our customers are found several of Europe's major telecom operators, for example, BT in Britain, Telefónica in Spain, Telia in Sweden and Mannesman o.tel.o in Germany.
The company is listed on Stockholmsbörsens O list, Attract 40, and has subsidiaries in Finland, France, Italy, Spain, Great Britain, Sweden, Germany and USA.
For more information, please visit the company's web site at http://www.teligent.se.

Press Contacts:
Atos Origin
Marie-Tatiana Collombert, 33 (1) - 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – 33 (1) 49 00 96 42 – anne.debeaumont@atosorigin.com

Teligent
Per Hallerstam - 33 (1) 48 00 18 18 – per.hallerstam@teligent.fr




Atos
Origin

*** PRESS RELEASE ***



KPN signs outsourcing agreement with Atos Origin in Belgium

Brussels, February 2002 **- KPN, one of the most innovating IP operators in Europe that offers high quality telecom and business services to both public and private sectors, has signed in Belgium an outsourcing agreement with Atos Origin, a leading European information technology service integrator. The 6 years agreement involves the management of the KPN IT infrastructure by Atos Origin and the transfer of Belgian KPN employees to Atos Origin.**

Background to the agreement

Under this agreement Atos Origin will manage the entire IT infrastructure, including help desk, servers, LAN, desktops and Oracle databases. This will allow KPN to focus on its core business and to execute its strategic plan.

This agreement builds on the existing co-operation on global Data center Services between KPN and Atos Origin in the Netherlands, extending the relation to local Data center End User and Application services.

"The choice for Atos Origin was based on alignment and best fit between our two organizations, the company's high-quality expertise in the market and its flexibility," said Fernand Hollevoet, CEO of KPN Belgium. "Cultural similarities between Atos Origin and KPN, together with the fact that our objective to become a strategic telecom partner for private business and government agencies in Belgium will benefit from this agreement, were also major factors in the decision," he continued.

"In today's new economy, a company is only as good as the infrastructure it relies on, but the days of total enterprise self-sufficiency are over. Core businesses are complicated enough without having to worry about ancillary services that can be delivered efficiently and economically by outside providers," explained Henri Van Engelen, Managing Director at Atos Origin. "Providing sustained support across IT and more general requirements is one of Atos Origin's major strengths and will allow KPN to focus on its core business in Belgium," he added.

This agreement confirms the strategic outsourcing direction Atos Origin has been successfully executing for several years. It allows KPN to benefit from the extensive experience Atos Origin has gained from managing long-term application and infrastructure contracts with customers in Discrete Manufacturing Industry, Process Industry, Consumer Packaged Goods and Retail, Public Services, Financial and Telecom Services.

About KPN

KPN is an international telecommunications company based in the Netherlands offering a wide range of high quality and innovative telecommunications services for both the private and business market. Its core business activities are: mobile communications, fixed network services, Internet services and IP/Data services. For more information, visit KPN's web site at http://www.kpn.com

About KPN Belgium

KPN Belgium offers a wide range of high-quality telecom and business services: voice communications, data/IP, Internet and international services. The company is the second largest operator in Belgium and disposes of its own fibber optic network providing worldwide connectivity to its customers. KPN Belgium is part of KPN. For more information, visit KPN Belgium's web site at http://www.kpnbelgium.be

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3.0 billion, operates in more than 30 countries worldwide and has 27.000 employees. Its clients include ABN-Amro, Akzo-Nobel, Saudi Aramco, BNP Paribas, Cegetel/Vivendi, Credit Lyonnais, Euronext, Fiat, ICI, KPN, Lucent Technologies, Philip Morris, Philips, Shell, Unilever and Wolters Kluwer. For more information, visit the company's web site at http://www.atosorigin.com/be

For further information, please contact:

For Atos Origin

Christelle Colin, 00 32 2 712 26 04, christelle.colin@atosorigin.com

For KPN in Belgium

Ria Vandendoorent, 00 32 2 275 30 33, ria.vandendoorent@kpnbelgium.be


03 JAN 14 AM 10:29


Atos
Origin

Renault Help Desk Managed by Atos Origin Hits 500,000 Call Mark

Paris – March 1, 2002 — In late 1999, French automaker Renault set up a help desk in partnership with Atos Origin to provide technical support for users of its information system. Established as part of Renault's commitment to streamlining its IT resources, the help desk recently handled its 500,000th call processed by Atos Origin technical experts.

Staffed by 70 experts who respond to 25,000 problems a month, Renault's technical support help desk features a two-tier organization:

- **A "User Reception"** service that takes incoming customer calls, verifies caller identity and location, records a description of the reported problem or requirement, conducts checks and applies first-level problem-solving procedures. At this stage, solutions are provided for 15% of the reported problems in less than two minutes.

- **An "Instant Solution"** service that delivers solutions via three separate groups. The *"Work Stations"* group handles generic problems concerning e-mail, printing and basic use of the Renault work station, while the *"Vehicle and Digital Process"* group handles Unix-related technical problems and the *"Purchasing-Quality-Support"* group deals with specific business application problems.

Technical experts leverage a Computer-Telephone Integration (CTI) system, problem-management software, a knowledge-base artificial intelligence system that lists recurrent problems and their solution processes, and remote connection tools. These resources enable them to meet the contract's stringent performance standards, which include answering 95% of calls in less than five seconds and solving 65% of problems in less than 60 minutes.

Thanks to these tools, the help desk operator immediately sees a display of data concerning the caller and a history of the previous calls made by the user. The technical expert assigned to solve the problem can connect to and operate the user's work station remotely via the help desk. Whenever necessary, operators can consult a data base listing the most frequent problems and methods for solving them.

Due to the wide variety of Renault's IT resources, the Atos Origin team applies a broad array of technical skills to rapidly satisfy user requests.



"The solution introduced by Renault and Atos Origin lets us re-engineer our support chain by providing systematic access to a single entry point enabling end-to-end supervision of problem management…," said Gérard Gendre, head of Renault's Call Center, Telephony and Videoconferencing (CATV) Department.

Atos Origin employs nearly 250 technical experts in its Outsourcing Division at five processing centers in France to manage help desk operations, which were ISO-9001 certified in 1999. According to a study by Pierre Audoin Conseil, Atos Origin's desk-top asset outsourcing business is the second-largest in France, generating EUR 53.5 million in sales in 2000.

After restructuring its IT Purchasing Department in early 2001, Renault selected Atos Origin as one of its ten priority service providers.

About Atos Origin
Atos Origin, a leading e-services provider, enables clients to turn their objectives into value-driven results through effective use of consulting, systems integration, e-business and IT outsourcing solutions. The company employs some 27,000 people in more than 30 countries worldwide, with annual sales of more than EUR 3 billion. Customers include ABN-Amro, Alstom, BNP Paribas, Euronext, FIAT, ICI, Lucent Technologies, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. Additional information is available on the Atos Origin website: www.atosorigin.com

Marie-Tatiana Collombert – 33 149 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – 33 149 00 96 42 – anne.debeaumont@atosorigin.com

About Renault
Renault reported 2000 consolidated revenues totaling EUR 40,175 million, with production of 2.5 million vehicles and net income in excess of EUR 1 billion. The Renault Group currently markets the Renault, Dacia and Samsung brands, which generate 64.5% of their sales outside France. Renault was the leading brand in Europe for the third year running with a market share of 11% and the Renault-Nissan Alliance is the world's fourth-largest carmaker with a global market share of 9.2%.

Florence Dercourt – florence.dercourt@renault.com


Atos Origin

Atos Origin launches new outsourcing offer to help companies migrate from HP 3000 to Unix or NT environments

Paris - March 5, 2002 – Hewlett Packard has announced that it will stop marketing HP 3000 servers on October 31, 2003 and discontinue support for the product line on December 31, 2006. In response, Atos Origin has developed a new offer to help companies migrate their HP 3000-based information systems to a Unix or NT environment by implementing a gradual, structured and sustainable outsourcing strategy.

Companies have leveraged the performance and recognized dependability of the HP 3000's proprietary MPE operating system to develop customized business applications that meet their specific needs. To help these organizations resolve migration problems and protect their investment, Atos Origin offers an outsourcing solution to manage all or part of their legacy MPE-based information systems so that applications can be seamlessly integrated into a new open system running in a Unix or NT environment. The new offer will be premiered today at the French Hewlett Packard User Group (UTIGROUP) Forum.

Atos Origin's value proposition is based on the exacting management and maintenance of legacy information systems, the use of multiyear contracts to guarantee sustained support, and the clear definition and organization of commitments and the outsourcing relationship, including strategy, project management and technical expertise. Its offer also includes comprehensive contracting supported by a gradual, proven solution for migrating from Hewlett Packard MPE-based systems to Unix or NT environments, as well as a methodology for determining operating and service costs based on work units using integrated simulation software.

"This new offer highlights our shared commitment to continue developing a strong partnership with Atos Origin by proposing solutions and services that give our customers exactly what they need. It provides customers with a firm guarantee of continuity and scalability for information systems using our HP 3000 environments," said Frédéric Dussard, Chairman and CEO of Hewlett Packard France, who is currently serving as President.

"The new range of services is managed by the specialized HP 3000 expertise center that Atos Origin opened four years ago, with operations at both the national and international level," commented Francis Delacourt, President of Atos Origin's Outsourcing business. "It is also backed by strong partnerships with major IT manufacturers and leading ERP and PGI software publishers so we can offer customers the best solutions for their needs."

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of


Atos
Origin

more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat,

ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever Vivendi Universal and Wolters Kluwer.
For more information, please visit the company's web site at http://www.atosorigin.com

Press Contacts :

Marie-Tatiana Collombert
Tel : + 33 1 49 00 96 33
Email : marie-tatiana.collombert@atosorigin.com

Anne de Beaumont
Tel : + 33 1 49 00 96 42
Email : anne.debeaumont@atosorigin.com


Atos
Origin

French Defense Procurement Agency

Chooses Atos Origin

to design, build, host and maintain its "Partners Area" portal

Paris, March 12, 2002 – The French Defense Procurement Agency (DGA) has awarded Atos Origin a contract to design, build, host and maintain its "Partners Area" portal. This generic, cross-border portal is the first of its kind in Europe to serve the defense and armament industries.

The mission of the French Defense Procurement Agency (DGA) is to support future national and European defense capabilities by:

- Carrying out armament programs, including the management of all phases in the production of defense equipment required in France, from preparation to commissioning.
- Participating in European cooperative projects, helping to build European defense by cooperating with partners and supporting French industry as it moves toward international consolidation.

For defense industries, the DGA's "Partners Area" portal is designed to smooth communication, guarantee reliable data interchange, facilitate feedback and procedure tracking, and secure and streamline administrative transactions. It will allow partners not only to exchange technical information, but also to share applications.

Partners will form exchange communities, focused on an armament program, an operational weapons system or a technology, during both the development and implementation phases of a program, as well as during maintenance to ensure uninterrupted service.

The portal will also provide resources for supply chain management, in particular with solutions for paper-less electronic ordering, billing and payment processes, as part of a comprehensive or segmented contract.

The main participants in the "Partners Area" are the DGA, the French armed forces (Army, Air Force, Navy) and more particularly the integrated support units, the French Ministry for the Economy, Finance and Industry, and weapons manufacturers (AATON, ACUTRONIC, AEROTECH, AVIQUIPO France, AETA, Alcatel Space Industries, ALGORY, ARTEC Aerospace, ATRID SYSTEMES, Bertin Technologies, CAPTELS, CeSigma - Signals and Systems, CISIA Ingénierie, Citel, CRIL TECHNOLOGY, CS Communication & Systèmes, CYBERSYS SA, DASSAULT AVIATION, DCE, DCE-CAEPE).

Pascal Exertier, head of Atos Origin's Systems Integration Division in France, said: "*Atos Origin is very proud to have won the contract for this project. The French Defense Procurement Agency is helping to modernize a business sector by facilitating industry-wide exchanges. Unlike many marketplaces, the Partners Area is anything but an intrusive solution. It serves as a facilitator and features a remarkably flexible design allowing each partner to use it according to their degree of interest and technological maturity. Atos Origin is pleased that Microsoft, Compaq and Intel share this vision, providing the DGA with the benefits of an assertive and dynamic partnership.*"


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Origin

A secure exchange area based on Internet technologies

A standard browser may be used for all functions provided by the area, which is based on TCP/IP, HTTP, HTML and XML protocols and standards. These technologies are compatible with projects the partners are implementing to bring their information systems into line with these ipso facto standards.

The Partners Area contains no data or software specific to weapons systems, a particular technology or contracts handled by the partners. Certified scenarios formalize the exchanges among partners (data, EDI flows, collaborative work process sequences involving several partners, procedures for connection to online applications, etc.).

The portal is supported by a secure extranet comprising two tiers: the public Internet with a "standard" security level (SSL V3), and a dedicated Internet-based network providing stronger reliability guarantees.

The portal employs such recent solutions as electronic signatures, authentication, dynamic management of exchange confidentiality and "certified" registration of exchanges (which may be legally binding).

The central server or "hub" is supported on a Compaq/Intel platform and uses standard Microsoft softwares. The Windows 2000 base system is supplemented with proven e-mail (Exchange), database (SQL 2000) and directory (Active Directory) components. The system core comprises business components built by Atos Origin to expand the functions offered by Microsoft BizTalk, a solution that uses XML as its native language, "schemas" and the XSLT transformation language. BizTalk also features a workflow engine combining ease of use (by separating business aspects from technical aspects) and robust construction, thanks to the Windows 2000 architecture.

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contacts :
Marie-Tatiana Collombert
Tel : + 33 (0)1 49 00 96 33
e-mail : marie-tatiana.collombert@atosorigin.com

Anne de Beaumont
Tel : + 33 (0) 1 49 00 96 42
e-mail : anne.debeaumont@atosorigin.com

PSA
PEUGEOT
CITROËN



Atos Origin Integrates SAP R/3 for PSA Peugeot Citroën's Previously-Owned Vehicle Branch (SVO)

Paris: March 26, 2002 — Atos Origin, a leading IT service and e-business provider, is integrating SAP R/3 to enable carmaker PSA Peugeot Citroën to manage flows of previously-owned vehicles in France. The system will subsequently be deployed Europe-wide.

PSA Peugeot Citroën's Previously-Owned Vehicle Branch (SVO) manages the purchasing, transportation, storage and sale of 80,000 previously-owned vehicles a year. It launched the IVOIRE project to upgrade its existing management system and extend its functions to meet the needs of previously-owned vehicle organizations across Europe.

The project will improve supply chain, marketing and accounting functions in France, integrating SAP/R3 to create a central application to manage all previously-owned vehicle flows in Europe. The eventual objective is to match vehicle distribution to demand in individual countries through faster, more efficient circulation of information.

Atos Origin is the prime contractor for the project, and will deploy the purchasing, sale, finance, financial management and Business Warehouse (BW) data center modules. PSA and SVO will be the owner-operators.

Atos Origin's services include integrating the software and support services. It will also transfer skills to PSA's IT Service Department to support the organizational and human resources changes arising from SAP deployment. In France, 120 users will be impacted by the new application.

The IVOIRE project was initiated in June 2000 and has been operational since September 2001. As Mr. Mespoulet, project manager for PSA Peugeot Citroën, points out: "Atos Origin delivered the project on schedule. Three months after its deployment, the results are positive. The 120 current users have fully embraced the application, which is improving their performance in managing inventory and forecasting fleet returns. Europe-wide deployment has begun with Spain and England, taking into account the specific features of each country, and will be extended to Italy and Germany in 2003."

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.
For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press: Marie-Tatiana Collombert, Tel: +33 (0)1 49 00 96 33 –

Erreur! Signet non défini.


Atos
Origin

- PRESS RELEASE -

Atos Origin and DSM form Strategic Alliance for Application Hosting

DSM CHOOSES ATOS ORIGIN AS PREFERRED PARTNER FOR APPLICATION HOSTING

Utrecht, 27 March 2002 - Atos Origin and DSM have just signed an extensive application hosting outsourcing agreement, and will join forces for a period of seven years. The agreement, which has a contract value of over 35 million euros, is international in scope and valid for Europe, the United States, the Far East, Australia and New Zealand.

The complete agreement between Atos Origin and DSM involves application hosting of DSM's IT systems by Atos Origin. An important element of the cooperation lies in the construction and administration of an Enterprise Resource Planning environment - an infrastructure that also provides a link to e-business and web applications. Over the next two years, Atos Origin will lay the foundations for this service, which will be implemented and managed by the ICT service provider for seven years.

Preferred Partnership
"After taking careful stock of the market's main players for application hosting, DSM has chosen Atos Origin as its 'preferred partner'. Decisive factors were Atos Origin's flexibility and commitment, as well as DSM's previous positive experiences with Atos Origin. Considering the dynamics of the market in which DSM operates, it is essential for us to have a partner that is technically and organisationally capable of developing along with us", says Jo van den Hanenberg, Corporate Vice President and CIO of DSM.

Atos Origin considers the agreement an important step for a long-term relationship with DSM. Atos Origin CEO Wilbert Kieboom states, "This deal represents a valuable addition allowing us to further strengthen our market position in the Netherlands and the world. DSM is a leading company on the international market. After Philips, KPN, Akzo Nobel and Shell, DSM is the next company to choose Atos Origin as its IT partner. The agreement once again rewards and boosts our extensive expertise in the Process Industry & Life Sciences sector in which DSM is active and in which we already cooperate with prominent clients such as Akzo Nobel, Shell and ICI".

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contact :
Marie-Tatiana Collombert Tel: +33 (0)1 49 00 96 33 - Email: marie-tatiana.collombert@atosorigin.com


TIS


Atos
Origin

TIS and Atos Origin entered into global Enterprise Alliance

Tokyo/Paris, April 4, 2002 - TIS Inc. and Atos Origin announced that both parties have entered into a global and strategic Enterprise Alliance Agreement as of April 4, 2002. Through this strategic partnership, both companies aim to offer and deliver consulting & IT services to their respective key clients in complementary international markets.

TIS Inc. is a leading systems integrator in Japan, listed on the Tokyo and Osaka Stock Exchange. As a prime contractor, TIS is directly commissioned by customers in various industry markets to create and operate full range of information systems in the categories of outsourcing, software development and solutions.

Atos Origin is a leading international business and technology integrator. It is listed on the Paris Stock Exchange and its operational headquarters is in Amsterdam. It provides Management Consulting, Enterprise, eBusiness and Outsourcing solutions to major companies across 33 countries in Europe, North America, Latin America and Asia Pacific.

Today, multi-national or global corporations demand seamless IT services and support throughout the world. This Enterprise Alliance Agreement will enable TIS and Atos Origin to offer and deliver consulting & IT services to key clients in their respective geographical markets and industry verticals. In essence, they complement each other.

The scope of the Enterprise Alliance Agreement includes comprehensive information sharing; mutual referrals; joint marketing; complementary consulting & IT service offerings and delivery. A "Steering Committee" consisting of key executives from both companies has been setup to lead the planning, execution and management of this alliance to ensure success focusing on addressing client needs.

Since 1997 TIS and Atos Orign have been cooperating in ERP businesses in Japan through a joint venture company - TIS and Origin Consulting Ltd. Based on this five-year long partnership both parties have agreed to enter into the next phase of the relationship – a global strategic alliance on the full-range of consulting and IT services to fulfill their clients' requirement for global support. Both parties will leverage this strategic alliance to extend their services to new clients in order to achieve further growth of their businesses.

TIS Inc.

Established:	April, 1971
Head Office:	Suita-shi, Osaka, Japan
Number of Employees:	2,089
	(3,870 as TIS Group consisting of 18 consolidated subsidiaries)
Sales:	JPY 102,682 million (FY2000 as of 03/31/2001)
	(JPY 141,398 million - consolidated basis FY2000 as of 03/31/2001)

Atos Origin SA

Established:	Atos and Origin merged in October, 2000
Head Office:	Paris, France

Number of Employees: 26,000
Sales: JPY 343,294 million (FY2001)
Sales: EUR 3,038 million (FY2002)

About TIS Inc.
TIS Inc. is a leading systems integrator with a strength of comprehensive support capability. TIS together with its eighteen consolidated subsidiaries ("TIS Group") provide full-range of IT services including Outsourcing, Software Development and e-Business Solutions. TIS group has annual consolidated sales of over JPY140 billion and more than 3,800 employees. The Group's qualified customers are in a wide range of industry verticals such as finance, electric and machinery, services and commerce and other manufacturing.

For more information, please visit the company's web site at http://www.tis.co.jp

Contact for Alliance/Press:

Harutomo Takasaki (takasaki@tis.co.jp)

Iwao Sakuma (LIENHYPERTEXTEisakuma@tis.co.jp)

Tel: +81-3-5402-2001

Contact for Investors:

Ryuichi Honda, Tel: +81-3-5402-2001

Rhonda@tis.co.jp

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of Management Consulting, Enterprise, eBusiness and Outsourcing Solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's key clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.

For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Alliance:

Neoh K.C., Tel: +65 6333 8000

kokcheng.neoh@atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0)1 49 00 96 33

marie-tatiana.collombert@atosorigin.com

Contact for Investors:

John White, Tel: +33 (0)1 49 00 96 64
john.white@atosorigin.com







Atos Origin, Compaq and Intel Join Forces to Set Up an e-Business Solutions Laboratory

(Paris - April 18, 2002) – Atos Origin, Compaq and Intel announced today the creation of a collaborative platform known as the e-Business Solutions Labs (eBSL). The new platform is part of a shared competency center dedicated to e-business solutions.

Based in Atos Origin's offices at La Défense near Paris, the eBSL will evaluate, test and demonstrate sustainable, competitive e-Business solutions that meet the performance, scalability and fast setup expectations of each partner's major clients.

Equipped with Intel processors, the eBSL collaborative platform will be used to specify, demonstrate and build architecture, infrastructure administration and scaling solutions in high availability, systems consolidation and migration support services environments. In this way, by sharing knowledge and implementing projects based on technological standards for such criteria as scaling and replicability, Atos Origin and its partners will be able to considerably shorten time-to-market for these solutions and demonstrate their value add and technological expertise.

Compaq and Intel are providing Atos Origin with the hardware, resources and technical data required to develop and validate e-Business solutions running on Compaq ProLiant servers with Intel Xeon processors, in particular the solutions based on Microsoft.Net. Intel and Atos Origin have been working together since June 2001, when Intel launched its e-Business Solutions Labs program, which Atos Origin joined because of its experience in implementing sustainable, profitable solutions for architectures using Intel processors.

The collaboration of Atos Origin, Compaq and Intel involves exchanges in the areas of technology, sales and marketing. In particular, the partners can consult the tools associated with the eBSL, such as white papers, technical literature and application case studies.

"*This new competency center will help us to significantly shorten time-to-market. Intel is pleased to contribute to this technological laboratory*," commented John Woodget, Head of Intel Architecture Group Marketing, Intel EMEA.





"Compaq has been working closely for several years with market majors such as Atos Origin and Intel on initiatives like the Lab. As a result, we've been able to offer substantial benefits for our customers using the ProLiant hardware platform," said Thierry Perou, Country CSI and Global Services Sales Manager, Compaq France.

Yves Décrion, Head of E-Business for Atos Origin's Systems Integration Division, said : *"Atos Origin has always invested substantially in new technologies and offered large clients the best innovations through continuously achieved benchmarks. This partnership fits in with that strategy and aims to provide the tools needed to select the best solution for each client's Information System."*

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of Management Consulting, Enterprise, eBusiness and Outsourcing Solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's key clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.

For more information, please visit the company's web site at http://www.atosorigin.com

About Intel Corporation
Intel, the world's largest chipmaker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom

About Compaq
Founded in 1982, Compaq Computer Corporation is a leading global provider of information technology products, services and solutions for enterprise customers. Compaq designs, develops, manufactures and markets information technology equipment, software, services and solutions, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, personal desktop and notebook computers, and personal entertainment and Internet access devices that are sold in more than 200 countries directly and through a network of authorized Compaq marketing partners. Information on Compaq and its products and services is available at www.compaq.com.

* Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

Press contacts :
Anne de Beaumont +33 (1) 49 00 96 42 anne.debeaumont@atosorigin.com
Julie Lasne - Intel Corporation - Julie.lasne@intel.com Tél : 01 46 94 71 01
Nathalie Touzain - Compaq France - Nathalie.touzain@compaq.com Tel : 01 41 33 40 50



FOR IMMEDIATE RELEASE

Atos Origin 1st Quarter Results 2002:

A SOLID PERFORMANCE IN TOUGH CONDITIONS

Operating Margin increases to 9%

PARIS/AMSTERDAM – 14 May 2002 – Atos Origin, a leading European information technology services provider, today announced results for the first three months of 2002. Revenues amounted to EUR 749 million, an increase of 2.5% compared with the first quarter of 2001 after adjusting for divestments last year, including the disposal of the Company's contact centre business in November 2001. The group's operating margin for the first quarter increased from 8.2% to 9.0%.

The Company is pleased to announce the completion of a second major contract with KPN – End User Services - which involves managing approximately 25,000 workstations across the KPN organisation for a minimum period of six years. Total revenues will be not less than EUR 300 million during the contract period.

The systems integration market continued to show weakness in the first quarter, with revenues declining by 12% compared with Q1 2001. At the present time we see only modest indications of a rebound in the second half of this year and are increasingly of the view that significant recovery is unlikely to occur before 2003. However, Managed Services reported strong growth of nearly 23%, supported by recent order signings, including KPN. Revenues in On-Line Services were 6% higher in the first quarter, again after adjusting for the disposal of the contact centre business last year.

A significant part of the group's revenues are now generated by the group's Managed Services and On-Line Services activities, with 59% of total revenues being recurrent, based on multiple-year contracts.

Compared with the first quarter of 2001, the group's operating margin increased from 8.2% to 9.0%, which was in line with the last quarter of 2001.

Outlook:
If the systems integration market does not recover in the second half of 2002, the group is likely to report an overall revenue increase in the range 3-5% for the year as a whole, on a constant scope basis. We expect operating margins to increase further, but the weakness of the systems integration market may limit the full year operating margin to around 9.5%.


Atos
Origin

Bernard Bourigeaud, Chairman of the Management Board and Chief Executive commented:

"The results of the first quarter and the outlook for the second quarter are in line with the indications we gave to the market in March 2002. Our continued focus on key accounts has resulted in a growth of over 20% compared with the first quarter of 2001 excluding Philips, and 6% including Philips. Due to the slowdown in Consulting and Systems Integration we remain cautious about top line growth for the year as a whole and the focus of the business will continue to be on tight management of our cost base, with the objective of raising operating margins still further"

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0)1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com

Contact for Investors:

John White, Tel: +33 (0)1 49 00 96 64 – john.white@atosorigin.com



Press release

AXA uses AVALON project to boost efficiency

Optimisation of file management with eiStream Imaging & Workflow software

Paris, XXXX 2002 – AXA, one of the world leaders in financial protection, has launched the Avalon project in order to automate a part of its insurance business in Belgium. The aim of this innovative project is to optimise the work of its account managers by using the eiStream Imaging & Workflow software, implemented by mixed teams of AXA and Atos Origin developers.

The **innovations** introduced by the Avalon project operate at various levels. Incoming information from insurance files (assignment, prioritisation, grouping and absence management) is **automated, taking into account the needs of the customer**. This automation applies largely to **reducing administrative tasks,** whilst **respecting the *working methods and expertise of the account manager*.**

<u>A first implementation for Car claims</u>

Under the responsibility of **Atos Origin**, AXA launched an initial project in its Car claims section, which is spread over **seven different sites** (**decentralised management**), involving around 250 users. A claim file contains around **20 pages** on average.

The information concerning claim files (letters, faxes, etc.) enters in no particular order. To work efficiently, the account manager needs **complete data filed in the proper order**.

Incoming documents are therefore **classified according to two parameters**:

Firstly, the **type** of each document is defined. When it is entered, the document is digitised, identified and electronically linked to an existing file or with a contract using the **eiStream Imaging & Workflow software**. The electronic image is then immediately transmitted to the office where the file is managed.

The system then assigns the account manager with the most suitable **specialist profile** for the incoming document (e.g. specialisation in theft, company fleets, corporal damage) and the customer language. *Several documents belonging to the same file can be* **grouped** by the system and then transmitted together to the account manager in charge of the file.





Furthermore, an **assignment algorithm** is being used, which ensures **internal balancing of the overall workload** within the department. In the event of the absence of an account manager, the files for which he is responsible are automatically assigned to a replacement with a similar profile. The Avalon project also **classifies incoming correspondence by order of priority**: when an account manager requests the following document, the system automatically communicates the **most urgent document** (**workflow push**).

"*We find that today the **quality of customer service** and the **effectiveness** of our account managers has **increased without introducing too many changes into working patterns at AXA***", confirms Paul Adriaenssen, Director of Operational Support in the Individual and Small Enterprise Insurance Operations division.

<u>**Ergonomic and flexible system**</u>

The Avalon project attaches particular importance to **ergonomic workstations.** Document consultation and management operations are **each carried out on a dedicated screen**, which has proven to be very user-friendly and effective. At a **later stage** of the project, there are plans for the **integration of multimedia,** electronic mail, internet and fax.

According to Paul Adriaenssen, the Avalon project represents **added value** for AXA at various levels: "*Firstly, the **total time required** for processing a file has been substantially **reduced**. The customer **response time** has also improved: when a customer asks for information by telephone concerning the status of his file, the account manager can now provide the information **immediately**, which is much more difficult using traditional methods...*"

In addition, the system has a **reporting** tool that provides the management with a clear, reliable and immediate overview of the workload. In the **near future**, AXA will **progressively implement the Avalon project in other divisions of the company**.

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at **http://www.atosorigin.com**

Atos Origin Press Contacts :
Marie-Tatiana Collombert - Tél : 33 (1) 49 00 96 33
E-mail : marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tél : 33 (1) 49 00 96 42 – e-mail : anne.debeaumont@atosorigin.com


Atos
Origin


eiStream

About AXA

In Belgium, the AXA Group is active in the financial protection sector: insurance, banking and investment. It has more than 3 million customers and 5.755 employees. In the car insurance sector, AXA is the leader with 20% market share. For further information: http://www.axa.be

About eiStream

Headquartered in Dallas, TX, eiStream, through its operating companies, develops and supports business process management software and services. Its comprehensive product and services portfolio addresses all aspects of information management, process management, and enterprise workflow. eiStream companies today include WMS eiStream, Kofile, ViewStar, eiStream Services and various foreign affiliates. The companies are principally involved in imaging and workflow, and document management, storage, and retrieval products' sales, services, support and maintenance. For more information, see www.eiStream.com.





ATOS ORIGIN ACQUIRES KPMG CONSULTING IN THE UK AND THE NETHERLANDS

PARIS/AMSTERDAM – June 5th 2002 – Atos Origin, a leading European information technology services provider, today announced that it has reached agreement to acquire KPMG Consulting in the UK and The Netherlands. The combined organisation will have 30,000 employees in more than 30 countries worldwide and will offer a full range of services - high-end business consulting, systems integration and managed services/outsourcing – to its global and European clients. The transaction, which is subject to partner, shareholder and regulatory approvals, will create a substantial base of operations in the United Kingdom, offering design, build and run services to both client bases. Together with recent major contract wins, the deal also positions Atos Origin as the clear leader in the Dutch IT services market.

Rationale and Commercial Benefits

With current combined revenues of EUR 600 million per annum and 2,800 employees, the acquisition of KPMG Consulting in the United Kingdom (UKC) and The Netherlands (NLC) represents a major strategic step for Atos Origin. As a result of this transaction the company will achieve two of its key strategic objectives. First, the deal will provide Atos Origin with a significant base of consulting operations, enabling it to offer a full set of services (design, build and run) to its global client base. Second, it will increase substantially the company's overall size in the UK market, which will now represent EUR 550 million per annum in revenues.

The principal commercial and operational benefits of this acquisition will come from:

- strong and recognised consulting capabilities in both the UK and The Netherlands
- extended capability to serve large global clients
- a highly complementary blue chip client base
- increased wallet share with common clients
- access to clients at board level
- complementary industry sector expertise
- enhanced potential to win outsourcing contracts
- enhanced management strengths

The resulting shape of Atos Origin will be well balanced, with significant scale in consulting, systems integration and managed services, as well as specialist processing capability in on-line services. Nearly 50% of the group's revenues will be recurrent, based on multiple-year contracts, and the combination of consulting and IT service activities will lead to enhanced commercial opportunities, especially for outsourcing.


KPMG Consulting


Atos Origin

Background
KPMG Consulting in the UK and The Netherlands were originally developed within the respective national practices of KPMG International. Although the consulting business has remained owned by both accounting and consulting partners, it has been managed autonomously over the last two years, in anticipation of ultimate separation. In recent years there has also been pressure to separate the regulatory responsibilities of auditors from their commercial service operations. Furthermore clients seeking effective business solutions are increasingly requiring the seamless provision of consulting and IT services.

KPMG Consulting in the UK and The Netherlands are leaders in consulting in their respective countries, with current annual revenues of approximately EUR 400 million and EUR 200 million respectively and a total of 2,800 employees. Both companies have achieved strong revenue growth in recent years and, in spite of current weakness in the IT services market as a whole, are well positioned to resume significant revenue growth.

The top 10 clients in each of KPMG Consulting UK and The Netherlands contribute roughly one-third of their total revenues, thereby mirroring the focus in Atos Origin on blue-chip global clients. KPMG Consulting also has a number of close alliances with key solution vendors, most notably Oracle.

Financial and Shareholder Structure
Consideration for the transaction is EUR 657 million. This will be satisfied through the payment of EUR 422 million in cash and the issue of 3.66 million ORAs - bonds mandatorily redeemable in 3.66 million new Atos Origin shares one year after closing and issued at a price of EUR 64.2 per ORA, equivalent to EUR 235 million.

The cash element of the consideration will be financed by long-term debt. The combined pro-forma net debt at December 31st, 2001 would be approximately EUR 690 million. Net debt will represent approximately 1.4 times combined proforma 2002 EBITDA.

Consulting partners will also receive a performance-related earn-out in the form of warrants with a nominal exercise price. Through this exercise, consulting partners may receive up to a maximum of 1.41 million Atos Origin new shares if profitability and revenue targets are met in the financial years 2002 and 2003.

The transaction will be accretive to earnings per share immediately after closing, before goodwill amortisation and exceptional items and before the benefit of synergies arising from the combination.

KPMG accounting and consulting partners will own approximately 3.7% and 4.0% of the issued share capital of Atos Origin immediately after conversion of the ORAs. The accounting partners are required to hold their stock for a minimum period of one year. The consulting partners are required to hold their stock for up to four years, with one quarter of this holding being released each year.





The transaction was approved unanimously by the Supervisory Board. Royal Philips Electronics, Atos Origin's largest single shareholder, expressed support for the transaction. "This is a good deal for the Atos Origin shareholders", said Jan Hommen, Philips' Vice-Chairman and Chief Financial Officer. "The combination of Atos Origin with these parts of KPMG Consulting will enable the company to bring a more comprehensive and higher added-value offering to existing and future customers, especially in the UK and The Netherlands. It demonstrates the kind of strategic thinking we had in mind when we merged Origin with Atos in 2000." On conversion of the ORAs, Philips' shareholding will reduce from 48.6% to 44.9%.

Completion remains subject to conditions precedent, including the agreement of KPMG partners in the respective practices, the approval of Atos Origin shareholders for the issuance of ORAs, and regulatory consents.

Integration

Consulting will become a separate service line within Atos Origin and will maintain an independent identity in both the UK and The Netherlands, trading as Atos KPMG Consulting for a period of up to three years. The benefits of coordinating consulting and delivery services will be achieved both at a country management level and through the large client programme. KPMG Consulting partners will play key roles in strengthening the management of the group's large client programme, and in focussing our industry market and solution skills base.

When the deal is completed, Jeremy Anderson, Managing Partner of KPMG Consulting UK, will become a member of the Atos Origin Management Board, with responsibility for managing all the operations of Atos Origin in the UK.

Jos Zandhuis, Managing Partner of KPMG Consulting in the Netherlands, will become a member of the Management Board of the company's Dutch operations. He will have specific responsibility for all consulting and system integration activities in The Netherlands.

A Key Strategic Move for Atos Origin

Bernard Bourigeaud, Chairman of the Management Board and Chief Executive of Atos Origin commented:

"This is a key strategic step for Atos Origin, providing us with a substantial base of IT consultancy operations and a comprehensive service offering. We now have a significant presence in the UK IT services and consulting market, which has been one of two major targets for the geographic expansion of our activities. The result is a well balanced IT Services business in terms of both geographic and service mix.

KPMG Consulting has a very strong reputation in both the United Kingdom and The Netherlands. Its business model and cultural values are remarkably similar to those in Atos Origin and I am convinced that it will be a winning combination. I look forward to welcoming the staff of KPMG Consulting to the Company and together generating major new opportunities for our clients and staff, and enhanced value for our shareholders."





Mike Rake, KPMG UK Senior Partner and Chairman of KPMG International said:

"Two years ago, we stated our clear intention to move the consulting business into public ownership, to ensure that it is in the best position to continue delivering the services clients require in a fast-moving environment. This deal makes sense for all concerned. Our consulting businesses are linking with an organisation that brings real added value to their clients, and provides the critical mass to serve clients in Europe and globally.

The agreement means that KPMG now has a clear focus on its accountancy, audit, tax, financial and business advisory work, and the goal of growing our network for our clients on a global basis. We wish our colleagues in Consulting every success."

Ben van der Veer, Managing Partner of KPMG Netherlands is very satisfied with the result achieved:

"In Atos Origin, we have found an organisation that shares our vision of what it will take to succeed in the marketplace. We see this merger as an important step towards the creation of an elite global player in the business consulting and technology integration market. All parties clearly benefit from the agreement. Our consultants have excellent prospects in an organisation that meets their wishes and ambitions. Clients will benefit from the improved geographical diversity and the combined knowledge and experience in the field of consulting, system integration and outsourcing."

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.
For more information, please visit the company's web site at http://www.atosorigin.com

KPMG Accounting Contact for Press Enquiries
Gavin Houlgate: Tel: +44 (0)207 694 3902 – gavin.houlgate@kpmg.co.uk

Atos Origin Contact for Press Enquiries:

Marie-Tatiana Collombert, Tel: +33 (0)1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com

Atos Origin Contact for Investors:

John White, Tel: +33 (0)1 49 00 96 64 – john.white@atosorigin.com


Atos
Origin


candia
Yoplait

Sodiaal Chooses Atos Origin's MES Solution to Manage Traceability of Yoplait and Candia Dairy Products

(Paris - June 10, 2002) – Sodiaal, France's largest milk cooperative, has selected Atos Origin, a leading provider of industrial information technology services, as systems integrator for its Manufacturing Execution System (MES) project. The services will be provided in partnership with APV, a specialist process engineering contractor.

Sodiaal wanted to implement a single solution for all Yoplait and Candia sites in France, with maximum sharing of applications in order to unify operating methods and pool costs, thus enhancing plant performance in terms of quality, productivity, process control and traceability.

Atos Origin and APV leveraged their industrial experience to deliver a MES* solution enabling Sodiaal to supply real-time process manufacturing data, while ensuring the electronic traceability of product batches across the entire production chain, from the reception of milk to the placement of finished products on pallets. The solution will be implemented at a pilot site in 2002 and extended in future years to other Yoplait and Candia manufacturing facilities.

The project will enable the Yoplait and Candia facilities to:
- Implement production orders and control the manufacturing process.
- Perform real-time quality control on production lines.
- Limit errors and support operators.
- Trace all materials and products.

"The MES project is part of the general commitment to improving traceability and performance at our production facilities," commented Bertrand Pluchet, head of the MES project at Sodiaal.

Sodiaal opted for the Intrack component of Wonderware's Factory Suite 2000 in a terminal server architecture to manage computerized tracking of its products. The system will interface with the MFG/PRO ERP system and OM Partners' Graphical Manufacturing Planner (GMP) system now being deployed at Yoplait facilities.

"*This new project confirms our role as a major provider of MES solutions, based on our ability to integrate large-scale MES projects into client information systems, with Enterprise Resource Planning (ERP), supply chain management (SCM) and e-applications,*" said Pascal Audebert, head of MES operations in Atos Origin's Systems Integration Division.


Atos
Origin


candia
Yoplait

*A Manufacturing Execution System or MES is a package of functions designed to ensure real-time control of the production process. It includes 11 standardized functions: Product Traceability, Scheduling, Optimization, Document Control, Resource Management, Personnel Management, Quality Management, Process Management, Maintenance Management, Transport of Products and Batches, Data Collection and Acquisition, and Performance Analysis.

About Sodiaal

Sodiaal, the largest milk cooperative in France, collects 2.5 billion liters of milk a year from 13,000 producers. Its core business is developing milk products through four industrial divisions: Yoplait (fresh dairy products), Candia (drinking milk), Fromageries Riches-Monts (cheese) and Sodiaal Industrie (industrial products). The Sodiaal Group reported 2000 sales of EUR 2.698 billion.

Bertrand Pluchet – +33 1 44 10 90 44 - Bertrand.PLUCHET@sodiaal.fr

A propos d'Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Anne de Beaumont – 33 (1) 49 00 96 42 – anne.debeaumont@atosorigin.com

About APV

APV, a member of the Invensys group, delivers turnkey process automation solutions to the food, pharmaceutical and cosmetic industries. For more information, please visit: www.apvfrance.com and www.apv.invensys.com

William Dommange – +33 2 32 23 74 04 – william.dommange@invensys.com


VISA


Atos
Origin

Atos Origin and Visa join forces in France to deploy the 3-D Secure secure online payment architecture under the "Verified By Visa" program

Paris - June 10 2002 – Visa EU and Atos Origin, the leading provider of remote terminal management services in France, have begun certifying the SIPS – Atos Origin secure payment platform using the 3-D Secure architecture. French banks are now in a position to offer the 2500 merchants that already deploy Atos Origin solutions, guaranteed payment (transfer of responsibility) on international transactions made using a bank card online.

Visa's 3-D Secure technology offers member Visa banks the possibility of verifying that a legitimate consumer and merchant did indeed participate in and approve a transaction. When making a transaction, cardholders will be asked to confirm their identity using, for example, a password, in the same way as they are currently asked to sign off a transaction or enter their personal code. Visa protects online businesses deploying the 3-D Secure Technology. Indeed, with effect from April 2002 in Europe, and April 2003 internationally, merchants will no longer have to cover bad debts from rejected transactions.

The main advantage for cardholders is that it is easy to use. There is no need to install additional software and the authentication procedure set up by the bank applies to all types of transaction.

3-D Secure authentication technology enables e-businesses to optimize their running costs by removing costs relating to:

- rejected transactions
- products dispatched following a fraudulent transaction.
- processing bad debts and disputes
- the negative impact this has on their image and reputation.

Furthermore, since international transactions are guaranteed, French merchants will be able to develop their foreign sales without having to worry about the usual types of risk associated with these transactions.

Atos Origin has designed a global solution which caters to the needs of e-businesses and the financial establishments who issue Visa cards. Atos Origin's open and evolutive offer is based on:

- Services for e-businesses and those who use SIPS*
- The VIRTUAL-ID** Internet authentication platform.

This solution covers all the functionalities defined in the 3-D Secure program.

« We are delighted that Atos Origin has decided to be one of the early adopters of Visa's 3-D Secure payment technology » said Emmanuel de Cazotte, General Manager of Visa France. « Being able to provide Atos Origin's banking and merchant clients with access to our

technology is an important part of our global deployment strategy. Many well known American and European merchants already deploy 3-D Secure. It was important for us to offer the 2500 French SIPS-users the possibility to become early adopters too. They should be able to start using the technology this Fall. »

«Security is a key issue for the development of e-Commerce. Atos Origin has pioneered secure online payments in Europe. In integrating the « Verified By Visa » solution into its global eSecurity offer, Atos Origin, is ensuring that its services are evolving in line with new online payments schemes, so as to cater better to the international needs of its clients » said Christian HUGUET, CEO of Atos Origin Services.

*** SIPS solutions for e-businesses.**
SIPS, Secure Interactive Processing Services, is a solution proposed by Atos Origin to accept, secure and validate Internet transactions. SIPS is a « virtual cash register » which processes orders (payment, subscriptions, etc) in total security over the Net. This service is aimed at e-businesses who want to ensure their transactions are secure. Most financial establishments use SIPS to improve their relationships with their customers and to introduce innovative services.
In integrating Visa's 3-D Secure technology into its SIPS platform, Atos Origin will offer most French merchants the possibility to benefit from the advantages provided by the « Verified By Visa » program.
French SIPS-users who adopt the « Verified by Visa » program will be able to benefit from a payment guarantee on all international transactions involving Visa cards.
Atos Origin currently processes almost one million Internet transactions per month using SIPS, and 5 million transactions per month from e-businesses.

**** The VIRTUAL-ID internet authentication platform.**
In addition to the services offered to « acquiring » banks, Atos Origin is adding its own Virtual-ID system to « issuing » banks deploying the « Verified By Visa » solution. When an e- purchase is made from a merchant who is a member of the « Verified by Visa » scheme, the cardholder will have to identify him/herself, via Virtual-ID, to validate the transaction.
Each bank using Virtual-ID can select the type of personal identification to be provided. This can range from a simple ID/password to more secure solutions such as the EMV certifier, smart card readers, electronic signature system using the X509 certificate, or even possibly at some time in the future... biometry.
The banks can fully customize the Virtual-ID service (ergonomics, graphics, media accounting, etc) depending on its marketing objectives and internet service offer strategy, and establish a single form of identification using Virtual-ID (for online banking, online stock market transactions, payments, etc).

About Visa
Visa is the world's leading payment brand. Visa-branded cards generate more than US$2 trillion in annual volume and are accepted at more than 24 million physical locations around the world, including more than 750,000 ATMs. The Visa organization plays a pivotal role in developing innovative payment products and technologies to benefit its 21,000 member financial institutions and their cardholders. Visa is a leader in Internet based payments and is pioneering the creation of u-commerce, or universal commerce - the ability to conduct commerce anywhere, anytime, and any way. For more information, visit www.visa.com

About Verified by Visa

Verified by Visa is a new service that Visa has launched recently in the US and is currently rolling out in the EU region. It will encourage on-line shopping by increasing consumer confidence. Cardholders and merchants are protected while shopping online as the card Issuing Bank authenticates their cardholder during the sale and notifies the merchant that the buyer is legitimate.

Verified by Visa is based on Visa's 3-D Secure technology which was launched in August 2001. 3-D Secure is the world's most comprehensive e-commerce program. It combines a complete commercial framework with technological innovations to protect online payments on a global scale and vastly improves the payment service for merchants, consumers and Visa Members.

With the new policy changes and global business rules, merchants will be able to sell and ship goods to any of Visa's cardholders worldwide, knowing they will be paid for the goods they sell because Visa has verified that the legitimate consumer participated in and approved the transaction. Merchants will also benefit from increased business volume resulting from growing consumer confidence.

Press contact : Anne Garella/Xavier Cayon – Tél 33 (1) 41 86 76 76
e-mail :anne_garella@fr.bm.com, xavier_cayon@fr.bm.com

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, Akzo Nobel, BNP PARIBAS, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.
For more information, visit http://www.atosorigin.com

Atos Origin's European banking and financial clients include ABN Amro, Banque AGF, Banque Finaref, BNP Paribas, CCF, CDC Bourse, Crédit Agricole, Deutsche Bank, DEXIA, Fimatex/Société Générale, Finama, Fortis, ING, La Poste, Rabobank, ...
Atos Origin offers a range of services to help their clients grow by optimizing, enriching and securing their data flows (contacts, information, payments) regardless of the medium used. The group's activities include management consulting, payment solutions and services, document dematerialization, global CRM and multimedia client call centers in partnership with SNT.

Press contact :
Marie-Tatiana Collombert – Tel 33 (1) 49 00 96 33 – e-mail : marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel : 33 (1) 49 00 96 42 – e-mail : anne.debeaumont@atosorigin.com


03 JUN 11 AM 10:30
Atos Origin

ATOS ORIGIN OPTIMIZES SPEECH RECOGNITION WITH ITS NOISE FILTER SYSTEM

Paris, 11 June 2002 – Atos Origin is introducing new VSAD* (Voiced Signal Activity Detector) software that enhances the quality of telephone services using speech recognition by suppressing un-voiced signals.

Most current telephony-based speech recognition solutions are activated by the detected signal, without distinguishing between useful signals (speech) and background noise. As a result, users have to pay higher operating costs and bear the inconvenience of disturbances.

To overcome these difficulties, the Research & Development Department of Atos Origin's Multimedia Division has developed VSAD software to detect unvoiced signals and filter a significant portion of the background noise, such as breathing, sneezing, coughing, and crackling. The system enhances the speech recognition performance of telephone services, especially when they are consulted in high mobility conditions or in extremely noisy environments, such as public areas, transportation or construction sites.

Services Provided

- VSAD selects voice signals and suppresses background noise.

  Only useful signals (containing speech) are input to the speech recognition system, while any non-speech signals are identified and directly eliminated. The VSAD technology detects the signal frequencies (pitch*) generated by human vocal cord vibrations.

- Intelligent barge-in*

  The barge-in function allows the user to interrupt the voice telephone service. Without VSAD, background noise from various sources could interfere with the communication by causing untimely interruption of voice server message output. With VSAD, the barge-in only processes the voiced signals, thus ensuring unparalleled user comfort.

- VSAD adapts the speech recognition system to background noise.

  Unlike the traditional VAD*, which is quickly defeated by an overloaded sound signal, VSAD enhances the quality of service by adjusting to low signal-to-noise ratios of less than one-tenth of a decibel. This level is compatible with the use of a voice service in a car with the windows open and driving on an highway, or with a person mumbling into the telephone.

Stand-alone VSAD Software

Developed by Atos Origin, VSAD is independent of speech recognition engines. When installed on the front ends of voice servers, its resource requirements are virtually negligible, thanks in particular to use of the MMX functions of Pentium© processors.

Functional and Cost Benefits

- Background noise filtering minimizes the volume of input data to the speech recognition system. Enhanced **quality of service** is guaranteed by the reduction of communication interruptions caused by background noise. In addition, certain malfunctions due to misinterpretation of background noise are eliminated.
- Production **costs** are optimized as a result of the lower speech recognition resource requirements, since resources are only used when necessary.


Atos
Origin

***Key Words:**
VSAD: Voiced Signal Activity Detector
VAD: Voice Activity Detector (a simple sound energy detector)
Pitch: Vibration frequency (of human vocal cords in this case)
Barge-in: Ability to interrupt voice server message output
MMX: MultiMedia eXtension (Intel©).

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Voice Technology Expertise
Atos Origin's Multimedia Division has been expanding its expertise in interactive voice services since 1988 on an industrial-scale multimedia platform open to third-party software, such as speech recognition or voice synthesis engines. In addition to VSAD*, Atos Origin's voice technology expertise includes voice synthesis, VoiceXML, authentication by voice signature, multimedia contacts centers (using virtual ACD and CTI), and, thanks to its Research & Development investment, the full range of emerging voice technologies.



Urbanization of the Distribution function in banking IS:

Atos Origin launches the first software platform for financial product and service distribution

Paris - June 14, 2002 : To meet the increasing open and convergence needs of distribution processes in the financial sector, Atos Origin designed the "Distribution Market" and developed EF3 - the first software platform for financial products and services distribution.

Financial institutions operate in a mature and highly competitive market. In addition to attractive multi-producer offers, they also multi-distribute their own products to increase their sales area and profitability, while maintaining their advantage through customized offers based on detailed analytical data.

These three requirements make the distribution process highly complex, leading financial establishments to take a hard look at their processes in order to be more proficient in their industrial distribution.

Financiers become distribution experts. EF3 is the unifying support for this knowledge.

EF3 makes the Distribution Market concrete by urbanizing* the IS distribution function

EF3 is a software platform. It is intended for European financial players with a multi-channel and multi-back office offer: banks, insurance companies, credit companies, brokers and third-party distributors.

EF3 is defining and materializing the "Distribution Market" by unifying distribution functions split between numerous other applications: back offices or intermediary systems, front offices and CRM. By redefining the distribution function and how it relates to other parts of the IS, EF3 urbanizes the distribution function and facilitates its changes and maintenance: additions & changes in back offices, channels or CRM systems. EF3 is the new base for development of distribution expertise.

EF3 provides answers to financial distribution issues

Installed in IS where back offices meet distribution channels and CRM systems, EF3 manages the distribution processes in real time – by desynchronizing them with respect to other applications.

Thanks to data modeling, EF3:
- supports distribution functions: *product subscription, product and transaction display (accounts), transaction processing (transfers, orders, conflicts, etc.) financial data display,*
- brings together direct and indirect channels (third-party distributors),
- aggregates accounts from multiple back-offices,
- interfaces CRM systems in order to personalize relations and gather analytical data,
- offers comprehensive checks in regard to risk analysis
- complies with standards,
- secures exchanges between back-offices and external players.

Pragmatic approach and long-term vision

A "Distribution Market" is installed in phases. This is a target system that is implemented "next to" the legacy IS, to work like a base for the technological, functional, and organizational evolution of distribution. Applications are integrated progressively according to concrete needs, such as back office



transition to real time, adding channels, converging existing channels, or even subcontracting credits or insurance, automation of risk management, etc.

Strong competitive advantage

By integrating EF3, financial establishments set themselves apart from the competition with three determining criteria:

- a long-term vision of urbanization and the expertise of distribution processes
- immediate technical advantages with:
  - ✓ Maintainability of applications
  - ✓ Opening and upgradability of the entire distribution system
  - ✓ Reinforced security through a well-suited hosting platform.
- a functional perimeter that encompasses all distribution processes, thanks to a comprehensive model.

The attached document includes a fact sheet presenting **EF3 technical criteria.**

* Urbanization: Dissociation of functions and applications in an information system, based on a common reference framework.

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contact :
Anne de Beaumont – 33 (1) 49 00 96 42 – anne.debeaumont@atosorigin.com



Urbanization of the Distribution Function in Banking ISs:
Atos Origin launches EF3:
The first distribution software platform for financial products and services

Technical fact sheet

MANAGEMENT OF DISTRTRIBUTION FUNCTIONS
EF^3 integrates and distributes all data circulated between financial institutions' applications: back offices, CRM and direct distribution channels (agencies, call centers, brokers, and agents for different technologies: WEB, WAP, telephone, etc.).

MULTIPLE PRODUCERS
EF^3 aggregates situations from multiple back offices and therefore offers a unified view of assets, directly implemented at the data-model level.

MULTIPLE DISTRIBUTORS
EF^3 integrates and distributes data to direct and indirect channels (third-party distributors) at the front office (FAPI) or application (WEB Services) level.

MULTIPLE CRMs
EF^3 dialogues with one or several CRM systems, downwards to personalize the session and carry out sales activities, and upwards to gather analytic client-behavior data for each channel.

RISK MANAGEMENT
EF^3 makes it possible for the financial establishment to apply its own regulations in order to put in place risk management checking per client. This will allow the establishment to authorize or deny the request in real time, thanks to an overall view of assets and transactions, either underway or complete.

REAL TIME
EF^3 manages the interactive dialog with distribution channels, routes all of the transactions, and dialogues in real time with the CRM (instructions and information),

COMPLIANCE WITH STANDARDS
The technical specifications of EF3 guarantee standardized and high-performance financial applications.

- Compliance with standards:
    - Perfect J2EE compatibility (Servlet, EJB, JMS, XML...)
    - Independent from Hardware (Unix, Windows, Linux...)
    - Independent from Application Servers (Weblogic, Websphère...)

- Performance
    - Transactional mechanism for data caches (Message Driven Beans, synchronization of TopLink cache)
    - Functionality of Web cache, regardless of application servers
    - Optimization

- Systems Interfaces
    - Implementation of "web services" (SOAP, WSDL, UDDI)
    - Personalization of channels (Java Beans, JSP...)
    - XML *for all exchanges with third-party systems*
    - F.I.X. connectors
    - JMS messages

SECURITY / ACCESS RIGHTS MANAGEMENT


Atos
Origin

Software security is guaranteed at both data level (integrity and encryption constraints) and process level (identification and authentication, management of access rights and of roles). Opening for third-party authentication is also planned: PKI or biometry.





PRESS RELEASE PRESS RELEASE PRESS RELEASE

Paris - June 18, 2002

ELIOR RENEWS CONTRACT WITH ATOS ORIGIN

Elior D@ta, the Elior Group's information technology subsidiary, has renewed a contract for desktop asset outsourcing services, which Atos Origin has been providing since 1995. The new contract will cover a period of three years.

The Elior Group caters food services at more than 2,000 restaurants throughout France, each equipped with a desktop system to manage orders, inventory, receipts, accounting and other functions.

Atos Origin draws on its range of specialist outsourcing services to provide the restaurants with:

- User support, including level-one and level-two phone service for technical support and applications, local assistance and hardware maintenance.
- Management of changes associated with the many restaurant openings and closures.
- Deployment projects, in particular for new desktop systems (updated every three years) or new releases of application masters (updated every four months) at all 2,000 locations.

Atos Origin is recognized as the market leader in outsourcing services in France. In particular, it is ranked by Pierre Audoin Conseil as France's largest provider of distributed infrastructure outsourcing services.

THE ELIOR GROUP

Elior provides a full array of food services in 12 countries to meet demand in a wide variety of segments, ranging from luxury dining establishments to restaurants at **travel locations** (airports, train stations, highways), as well as in **leisure facilities** (museums, exhibition centers), **companies** (employee and executive restaurants), **schools** and **hospitals**.

Elior ranks **number 3** in contracted food services in Europe with sales of EUR 2,067 million. It has a strong base in France and generated 40% of 2000/2001 sales abroad. The Group leverages the expertise of 45,000 employees and 10,600 restaurants and points of sale to serve 2.3 million customers every day, drawing on its extensive experience to continuously enhance well-being, quality and safety by inventing new eating pleasures to suit the taste and needs of each customer and guest.

ELIOR - COMMUNICATIONS DEPARTMENT
65 rue de Bercy
75012 Paris
Press Relations
Carla Sauvet: +33 1 40 19 47 37
carla.sauvet@elior.com

ATOS ORIGIN

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact presse : Anne de BEAUMONT - 01 49 00 96 42 - anne.debeaumont@atosorigin.com


SERVICES
SAP
GLOBAL PARTNER




Atos
Origin

Atos Origin Introduces Ready-to-Deploy, SAP-Compatible Enterprise Portal

Paris - July 3, 2002 – In a unique partnership with SAP France, Atos Origin will offer companies using SAP software an all-in-one enterprise portal solution, deployable in just one month at a fixed cost of EUR 24,000.

Atos Origin's Enterprise Portal Starter Pack is a business solution that increases and optimizes the flow of information within a company, thereby enhancing its competitiveness. Key benefits include:

- **Role-based access to information** that enables users to receive job-specific content (sales representatives receive customer information, accountants supplier information, etc.).

- **Better informed decisions** thanks to real-time access to business indicators and information pertinent to company strategy.

- **Employee empowerment** via the use of a single interface allowing easier access to internal applications and services crucial to job performance and the creation of a flexible user environment.

- **The seamless integration and sharing of heterogeneous legacy applications**.

- **Enhanced knowledge management** and increased organizational IQ.

Enterprise Portal Starter Pack eliminates the technical integration problems that often hinder an IT investment of this type. **Atos Origin guarantees that the implementation of its enterprise portal solution will not take more than a month and that its cost will not exceed EUR 24,000.**

The Enterprise Portal Starter Pack includes:
- LDAP and role configuration, access to standard services and iViews
- Access to R/3 systems and/or mySAP.com applications
- Training throughout the implementation process
- Documentation
- System startup

It does not include:
- Server software
- The portal license

Atos Origin was awarded SAP Global Partner Services qualification in June 2002 in recognition of its implementation of more than 1,200 SAP solutions and its perfect command of the technical and functional environment. Atos Origin relies on the Enterprise Portal Starter Pack for its own internal needs, to offer its 3,000 SAP consultants across 30 subsidiaries access to the mySap.com e-business platform.


SERVICES
SAP
GLOBAL PARTNER


Atos
Origin

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contact : Anne de Beaumont + 33 (1) 49 00 96 42 anne.debeaumont@atosorigin.com





French Ministry for Youth, National Education and Research Selects Atos Origin To Provide Maintenance for Around Twenty Web-Based Internet Applications

(Paris - July 3, 2002) – The French Ministry for Youth, National Education and Research has awarded Atos Origin a contract for the maintenance and hosting of around 20 Internet applications. Initially developed by several service providers, the applications concern many functional areas of the Ministry's central services.

The Ministry's main objective is to centralize the upgrading of all the applications concerned, with the support of a single, long-term partner. The contract, which is valid for one year, was signed following a call for bids and may be renewed twice. It provides the Ministry with the benefits of a pooled Internet/intranet-dedicated applications maintenance platform, a flexible system capable of adjusting to variations in demand while delivering a specified level of service throughout the year.

"Many companies have recently developed numerous e-business applications implementing a variety of technologies, with the support of several service providers. Now they have to manage their applications base and are calling on specialists like us to do so. Since the e-business applications concerned are usually small and do not require a full-time team, we offer clients the benefit of our pooled applications maintenance platform," notes Patrice Dannenberg, Head of Applications Maintenance Services at Atos Origin.

The Atos Origin solution comprises the hosting and management of National Education applications at the pooled applications maintenance center in La Défense near Paris, the presentation of TRS/QRS and IRS tracking tools, as well as the related reports. The services include:
- Identification and hosting of the applications.
- Creation of the related documentation.
- Corrective, upgrade and adaptive maintenance.
- Advice and study of the impact on platform development.
- Level-two support (per group of 20 to 50 calls).
- Transfer of skills and reversibility.[1]

The applications concern the following functional areas: human resources management, election of employee representatives, information about secondary school activities, doctoral programs and internships, reporting of the general results of back-to-school evaluations at several class levels, organization of the media week in schools, and databases to assist with student evaluations or to provide legal information.

The bulk of the applications run on Linux platforms and have been developed with public domain software in a variety of languages, such as Perl, PHP and Javascript on Apache servers, as well as using the MySql database. Atos Origin is demonstrating its ability in this

---

[1]Reversibility allows a client to resume management of an application or to include it in an applications maintenance contract with another service provider.



area by managing applications developed in all environments, in particular with public domain software.

"We chose Atos Origin because of their extensive client portfolio, the quality of their services and their technical and functional experts in the public sector. Atos Origin also offered to help us prepare an upgrade cost assessment method that allows us to calculate and manage these costs ourselves," says Maurice Fischer, deputy director of information technology for the central services at the Ministry for Youth, National Education and Research.

Atos Origin Applications Maintenance

Atos Origin, which developed a method of automating application maintenance projects more than 10 years ago, today offers:

- A process that breaks down the life cycle of a maintenance management project into steps and describes the organizational structures required to generate or validate the results obtained during these steps.
- People who, in addition to offering the functional, technological and methodological expertise required for the project, have received special training in the field of maintenance.
- An operating procedure that describes the detailed procedures, standards and tools required to manage, evaluate and perform remedial, upgrade, regulatory, adaptive and preventive maintenance.

The gradual and collaborative approach used in providing these services enables Atos Origin to:

- Integrate the client's organizational culture and legacy tools.
- Measure and gradually enhance quality, as well as productivity and security, which are critical to industrial-scale maintenance.

Atos Origin currently has an extensive portfolio of clients, in particular in the public sector, including the French Ministry of Labor and Solidarity, the Ministry for Agriculture, the Ministry of the Interior, Electricité de France and Gaz de France.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contacts:

Marie-Tatiana Collombert - Tél : 33 (1) 49 00 96 33
E-mail : marie-tatiana.collombert@atosorigin.com

Anne de Beaumont – Tél : 33 (1) 49 00 96 42 – e-mail : anne.debeaumont@atosorigin.com


elseWare


Atos
Origin

Atos Origin and Elseware Partnership

Atos Origin offers a new sales assistance and portfolio management tool for financial account managers

Paris, July 4, 2002: After signing a partnership agreement with Elseware, Atos Origin integrates a new portfolio management module to its multimedia platform. A genuine sales assistance tool, this application is particularly geared to banking and financial account managers.

Elseware's software is an analysis and optimization module for financial portfolios (shares, mutual fund and units trust, etc.) It offers a quantitative analysis and makes use of Markowitz's theory on optimal risk management and portfolio diversification.

Integrated to Atos Origin's Multimedia platform, the module will naturally complete the eBanking and eBrokerage applications, designed and hosted for Atos Origin clients. It will optimize investing clients' portfolio management, based on large stock histories kept in Atos Origin's financial databases.

This new tool, already implemented by Atos Origin, is readily available to assist financial establishments in the design and commercialization of their products.

Marketing design tool:

This module allows portfolio/asset managers to incorporate the specific criteria of the portfolio creator, while taking into account the constraints of each financial institution. The manager can thereby create and optimize packaged portfolio products according to his needs (e.g. specific brokerage fees, eligibility to Personal Equity Plans, etc.)
For further optimization, these portfolios are then directly proposed to the end clients who can request adjustments to match individual criteria (preference for specific stock or sector, etc.)

Assistance to Client Relations Management:

Through the use of questionnaires based on a rules engine coupled with an actuarial basis, the account manager drafts an accurate client profile, which allows him to offer his client a "custom-made" portfolio for optimal investment adapted to his needs.

Sales assistance tool:

The originality of this on line tool allows account managers to give live demonstrations to their clients, the results being refined according to their profiles and individual expectations. This highlights the relevance of the products offered by the financial institution.
Clients' questions are easily answered thanks to the user-friendliness, intuitive ergonomics, and graphic result presentation of the tool.

This offer is integrated to the Atos Origin Multimedia platform in a J2EE environment.


elseWare


Atos
Origin

About Elseware

Elseware is an engineering company specialized in quantitative modelling and datamining. The Elseware team includes high level engineers with a specific knowledge of forecasting applications in banking and finance (scoring, risk analysis, asset management, trading, etc.) Elseware also has expertise in the fields of insurance, marketing, e-commerce, and environment.

For further information, visit the company's website at http://www.elseware.fr

Contact:
Mykène Baszalicza
Phone : + 33 (0) 1 44 58 93 41
Email : amylene@elseware.fr

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contact:
Anne de Beaumont
Phone : + 33 (0) 1 49 00 96 42
Email : anne.debeaumont@atosorigin.com


BSN glass pack




Atos Origin

BSN Glasspack Awards Atos Origin an Outsourcing Contract to Manage Its European SAP and Related Information Systems

(Paris - July 8, 2002) – BSN Glasspack has awarded Atos Origin a seven-year outsourcing contract covering its European SAP and related information systems to optimize its return on investment following the implementation of SAP R/3. The solution will allow BSN Glasspack management to focus on its core business by establishing a Group-wide competency center for strategic applications, with the support of Atos Origin's technology upgrading and solutions integration expertise.

Atos Origin will deliver a full array of outsourcing services, including systems administration, operation and management, as well as infrastructure supply and hosting.

"The project represents a perfect fit with our growth strategy. By combining our specialist ERP consulting, systems integration and outsourcing operations at the end of 2000, we were able to set up a multidisciplinary ERP expertise center where each specialty delivers value added in managing the ERP system life cycle. The project's strategic scope also demonstrates our ability to manage world-class complex systems," says ***Dominique Pourchet, Head of Enterprise Services at Atos Origin.***

The technical scope of the contract includes around 30 servers and covers the following systems:
- SAP ERP.
- Supply chain management.
- Data warehousing.
- Related applications.

The systems manage BSN Glasspack operations in France, Germany, the Netherlands and Spain.

BSN Glasspack selected Atos Origin because of its experience and uniform response to all selection criteria, as well as its industrial expertise and the quality of its pooled ERP systems outsourcing services. A further decisive factor was Atos Origin's ability to manage the transition in a transparent manner for end users.

"Technical management of our information systems was not one of our core competencies, so we needed to outsource this function following the introduction of SAP's ERP system across the Group. We chose Atos Origin as a long-term partner because it offered a rapid solution that meets our employee needs and financial requirements," says ***Jean-Yves Schapiro, Chief Financial Officer of the BSN Glasspack Group.***





Atos Origin has established strong partnership ties with SAP, operates benchmarking platforms, and leverages training programs to maintain the highest standards of knowledge. In June 2002, it was awarded Global Partner Services qualification in recognition of its implementation of more than 1,200 SAP solutions worldwide, and maintains a global force of more than 3,000 SAP consultants.

Atos Origin offers a full array of ERP management services, including consulting, systems integration, upgrading, operation and maintenance, while ensuring the technical and economic adaptability of information systems. Emphasis is placed on dedicated 24/7/365 industrial organization, with guaranteed constant service quality.

Atos Origin is one of the few service providers in France to have combined and integrated ERP design, build and run operations in a single package. The package meets client requirements by delivering an end-to-end integrated suite of services, from consulting to comprehensive ERP outsourcing.

About BSN Glasspack

BSN Glasspack, a Danone Group subsidiary, is the leading European manufacturer of glass bottles, jars and other products for the wine, beer, spirits, non-alcoholic beverage, food, and tableware markets. With 7,750 employees in Germany, Spain, France and the Netherlands, BSN Glasspack reported 2001 sales of EUR 1.4 billion. It operates 21 plants, with annual production capacity of 3.8 million tonnes or 13 billion units, nine labeling/decoration sites and one European technical center. For more information, please visit http://www.bsnglasspack.com

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contacts:

Marie-Tatiana Collombert - Tél : 33 (1) 49 00 96 33
E-mail : marie-tatiana.collombert@atosorigin.com

Anne de Beaumont – Tél : 33 (1) 49 00 96 42 – e-mail : anne.debeaumont@atosorigin.com



Soccer's World Cup's Ends : information website performance

Host of www.lequipe.fr,
Atos Origin allowed the sporting information leader on Internet to anticipate connection records during the World Cup

Paris, July 9, 2002 - By quadrupling the hosting infrastructure of www.lequipe.fr, Atos Origin allowed the French sports newspaper to adapt its site's connection capacities to traffic peaks registered during the World Cup.

Since the beginning of its Minitel service in 1990, Atos Origin has been the technical service provider of L'Equipe. This commitment was confirmed in 2000, when Atos Origin was chosen to host and operate the www.lequipe.fr website, launched for the Euro Championship. With 54 million pages visited and around 6 million visitors in June (Cybermetrie Source), www.lequipe.fr is now a leader of sporting information on the Internet.

On line, www.lequipe.fr offered complete coverage of the Soccer's World Cup. The site allowed surfers to review the past 16 World Cups, become familiar with the 32 qualified teams, and follow live broadcasts of the World Cup's 64 games. Visitors found a report on each game, features on the French team, 3D goals and statistics...
As soon as the World Cup began in May, L'Equipe's web site recorded 50% more visitors than in April. And even more records were broken in June and up to the event's final day !

Quadrupling the hosting infrastructure

"L'Equipe has chosen Atos Origin for its capacity to host the site in a specialized environment and to upgrade it quickly in order to anticipate and handle high traffic periods in connection with sporting events – comments Guy Max Espinos, Operational Manager of l'equipe.fr – *We did not regret this technical choice since Atos Origin allowed us to successfully manage visiting peaks related to the three games played by the French team, by increasing the number of dedicated front-end servers from 2 to 8."*

Maximum bandwidth use

Since the beginning of the World Cup, the bandwidth used by www.lequipe.fr has also been optimized. For example, on June 6, L'Equipe's website itself registered traffic peaks of 85 Mb/s, of which 25 Mb/s of advertising banners. On Thursday, June 11, these numbers reached 93 Mb/s and 28 Mb/s respectively.
When compared to the average bandwidth used by the entirety of Atos Origin Multimedia server center during working hours (70 Mb/s), these numbers emphasize the scalability of the configuration at L'Equipe's disposal. "Burst" agreements (ability to exceed the bandwidth consumption threshold) were made with telecom operators France Telecom and Telia, in order to adapt the overall bandwidth capacity to L'Equipe's particular needs during the tournament.

Supervising tools devoted to performance monitoring

Atos Origin's added value for this type of operation applies to the technical monitoring of the site, through main server sizing, as well as to the command of the site's required network and software components.

Atos Origin participates in the sizing of the www.lequipe.fr peripheral servers, dedicated for example to the delivery of advertising banners. In order for L'Equipe to be able to follow up its service performance in real time, Atos Origin also provided the paper with the necessary tools to monitor server operation and used bandwidth.


Atos
Origin

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contact :
Anne de Beaumont
Phone : +33 (0)1 49 00 96 42
Email : anne.debeaumont@atosorigin.com


i2


Atos
Origin

i2 and Atos Origin Partner to Provide High-End Application Management Services to European Clients

Service Will Be Designed to Significantly Reduce Total Cost of Ownership for i2 Software Implementations

Amsterdam / San Francisco, 24 July 2002 - i2 Technologies, Inc., (Nasdaq: ITWO), the leading provider of value chain management solutions, and Atos Origin, the □3bn IT services company, are partnering to provide application management services to i2 clients across Europe. i2 and Atos Origin plan to ensure that the service offering will adhere to the industry standard ITIL best practices framework. The services are available now.

ITIL is an ISO9001 compliant integrated set of process oriented best practices for delivering and managing IT services. The partnership will focus on the Service Support part of these best practices, applied to i2 solutions. Service Support is comprised of Change Management, Release Management, Problem Management, Incident Management and Configuration Management.

Atos Origin estimates that IT teams spend the majority of their time on operational application management and too little on measuring delivered business value, or improving processes and defining new solutions. This costs organisations a great deal in terms of efficiency and asset utilisation.

The partnership is designed to bring i2's clients significant cost savings per year in managing their software applications, and builds on both company's expertise and experience in managing customer solutions as well as Atos Origin's established position as a service provider in this space.

The partnership also enables Atos Origin to help customers in managing day-to-day maintenance, upgrades, installations, modification and management of i2 software applications, relieving administrative pressure on existing customer IT teams and freeing time to develop solutions to drive forward business.

The partnership builds on the existing cooperation between the two companies and leverages their respective strengths. Atos Origin provides experienced application management and support teams, allowing customers to benefit from the economies of scale offered by working with a leading service provider. i2 continues to provide core product expertise as well as standard product maintenance and support services, and will monitor quality of service delivery by both direct involvement and training and certification of Atos Origin staff.





Andrew Skehel, VP Consulting, EMEA, i2 commented: "Atos Origin has a strong competitive advantage in the area of Application Management. As a team, i2 and Atos Origin have a strong track record of delivering customer value. We believe that together, we offer our customers the best of both worlds – market leadership in value chain management combined with proven expertise in the high-end applications management arena."

\- ends -

About i2
i2 is the leading provider of value chain management. i2's value chain management solutions help companies plan and execute all of the activities involved in managing supply and demand. These solutions span the entire scope of value chain interactions, including demand chain management, supply chain management and supplier relationship management. Learn more at www.i2.com. i2 is a registered trademark of i2 Technologies, Inc. and its subsidiaries.
i2 is a registered trademark of i2 Technologies, Inc. and its subsidiaries.

i2 Cautionary Language This press release may contain forward-looking statements that involve risks and uncertainties including forward-looking statements regarding the results of the alliance between i2 and Atos Origin, the compliance of the alliance service offering with certain industry standards and the benefits to be received by customers of the alliance. These forward-looking statements involve risks and uncertainties that may cause actual results to differ from those projected. For a discussion of factors, which could impact i2's financial results and cause actual results to differ materially from those in forward-looking statements, please refer to i2's recent filings with the SEC, particularly the Form 10-K filed April 1, 2002 and Form 10-Q filed April 29, 2002. i2 assumes no obligation to update the forward-looking information contained in this news

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press contacts:
i2:
Sarah Sherman +44 (0)1344 756 525 – sarah_sherman@i2.com

Atos Origin :
Marie-Tatiana Collombert - +33 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com



FOR IMMEDIATE RELEASE

ATOS ORIGIN SELLS ITS STAKE IN SNT GROUP

Paris – 24th July 2002 – Atos Origin, a leading international business and technology integrator, has sold its 22% stake in SNT Group to Rabo Securities N.V. The stake was acquired as partial consideration for the sale of Atos Origin's customer contact business to Dutch-based SNT Group in November 2001.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of more than EUR 3 billion, operates in more than 30 countries worldwide and has 27,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer.
For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com

Contact for Investors:

John White, Tel: +33 (0) 1 49 00 96 64 – john.white@atosorigin.com





Press Release

Atos Origin brings success to VISA Austria in the fight against credit card fraud

50 % reduction in credit card fraud for Austrian VISA cards, since the introduction of the Atos Origin authorization system

Vienna/Stuttgart, 14 August 2002 – Since the introduction of the new authorization system by Atos Origin in November 2000, VISA Austria has recorded up to 50 percent reduction in credit card fraud for Austrian VISA cards. Around 100,000 EURO has been saved each month as a result of a combination of Online Watcher, the fraud management module from the Atos Origin Authorization System, and CRIS, VISA International's fraud control system, as well as some internal reorganisation of work processes.

„We are very satisfied with the result of the anti-fraud measures", states Erwin Petsch, Manager of VISA Security in Austria. „In the period August 2001 to June 2002, we have been able to reduce our issuer fraud rate by a third. We have been able to achieve such a complete processing efficiency, that our work patterns have been adjusted to the system's capabilities. Thus, for example, within two minutes of a warning message from the Atos Origin system, VISA Austria employees are making deci-

sions on further card status, like block, refer or contact cardholder".

Petsch goes on to explain VISA's future plans „In view of the expansion of our business into Eastern Europe, we are currently planning to extend this system, which will be of enormous importance to the profitability of our services in the East European market."

The capabilities of the Atos Origin System mean cost efficient processing in a continuously expanding business environment. For example, the new system enables up to 500,000 transactions to be handled each day, without the need for further investment. VISA Austria is expecting further growth, as a result of the expansion of its business into Eastern Europe.

„Due to the extraordinary success VISA Austria has experienced with our Poseidon Online Watcher, with VISA's collaboration, we are planning a further expansion of the system." states Reiner Wergen, Product Marketing Manager for Poseidon at Atos Origin. „Poseidon Online Watcher can be implemented for all Poseidon products, to monitor and control fraudulent payments. This is not restricted to the respective country. Online Watcher can also be used to monitor international transactions globally and is therefore of interest of all cards issuers."

About POSEIDON®:

POSEIDON® is the complete palette of electronic and mobile e-business and multi-channel solutions; authorization and processing of cashless payments at the point of sale (POS) and ATMs, customer loyalty programs, loading and paying with the German electronic purse (GeldKarte) throughout Europe, payments in the Internet and WAP and billing. POSEIDON is used by banks, financial services providers, Internet service providers and telcos.

POSEIDON® is a registered trademark.

Further information on POSEIDON:
http://www.atosorigin.de/solution/

About VISA Austria

There are currently over 900,000 VISA cardholders and 80,000 acceptors in Austria. Total turnover in 2001 was about 3,000 million Euro, whereby more than 2,000 million Euro was transacted within Austria. As at the 31.12.2001, the VISA-SERVICE Kreditkarten AG employed 257 members of staff. VISA is the leading cashless card payment system for consumers world-wide, with over 1,000 million cardholders and 21,000 VISA member institutions. In the 12 months ending June 2001, VISA card's world-wide turnover was 2 billion USD.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through the application of management consulting, enterprise, e-business and outsourcing solutions. The company has annual revenues of EUR 3 billion, operates in more than 30 countries worldwide and has over 26,000 employees. Atos Origin's clients include ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN , Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever and Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Germany, Switzerland, Austria, Poland, The Czech Republic and Hungary are all part of the Central Europe region which employs 2,300 employees and has annual sales revenue of 260 million Euro.

Press Office Germany:
Nicola Popoff:
Tel: +49 (0)7 11/73 77-3 11
Fax: +49 (0)7 11/73 77-5 09
E-mail: Nicola.Popoff@atosorigin.com

Press Office VISA Austria:
Dr. Gabriele Liegler
Telefon: +43 (0)1 / 71111 -160
Telefax: +43 (0)1 / 71111 -159
E-Mail: g.liegler@visa-austria.com


Atos
Origin

ACQUISITION OF KPMG CONSULTING UK & NL

Paris/Amsterdam – 19th August, 2002 – Atos Origin, a leading international business and technology integrator, has completed the purchase of KPMG Consulting in the United Kingdom and The Netherlands, where the acquired operations will trade as Atos KPMG Consulting.

Atos Origin has also signed a new syndicated loan facility for EUR 840 million, which provides funding for the EUR 422 million cash element of the acquisition of KPMG Consulting in the United Kingdom and The Netherlands, re-financing for existing borrowing facilities and adequate funds for the company's foreseeable business needs.

About Atos Origin

Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through consulting, systems integration and outsourcing solutions. The company has annual revenues of EUR 3.5 billion, operates in more than 30 countries worldwide and has over 30,000 employees. Atos Origin brings a full range of design, build and run services to its global and European clients, including ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com

Contact for Investors:

John White, Tel: +33 (0) 1 49 00 96 64 – john.white@atosorigin.com





Banque Finaref-ABN Amro Awards Atos Origin an Implementation and Outsourcing Contract for its Information System Back Office

(Paris - August 27, 2002) – Atos Origin has signed an outsourcing contract for the multi-back office information system of Banque Finaref-ABN Amro.

Created in December 2001, Banque Finaref-ABN Amro is a joint venture owned 51% by Finaref (PPR Group) and 49% by ABN Amro Bank. Positioned as the second-largest bank in France for consumer savings and investment products, it markets savings accounts, a range of mutual funds and, starting in 2003, life insurance contracts via a multi-channel distribution network.

To be up and running quickly, Finaref-ABN Amro was looking for a partner to implement and manage its multi-back office information system on a total outsourcing basis.

Atos Origin was selected for its ability to quickly implement the required solution (completing the project in sixth months), its expertise in operating banking platforms, and especially its recognized skills in large-scale back office projects.

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through consulting, systems integration and outsourcing solutions. The company has annual revenues of more than EUR 3.5 billion, operates in more than 30 countries worldwide and has over 30,000 employees. Atos Origin brings a full range of design, build and run services to its global and European clients, including ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Pinault/Printemps/Redoute, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com


TEACH-LINE
APPRENDRE à DISTANCE


Atos
Origin

A comprehensive, modular management solution for interactive training terminals

TEACH-LINE® chooses Atos Origin to design, deploy and manage 200 interactive training terminals

(Paris – August 28, 2002) – TEACH-LINE®, a provider of distance learning services via interactive terminals, has selected Atos Origin to fully manage its network of existing and future terminals. Backed by 15 years of experience in ATM management (1,000 machines), Atos Origin will supply end-to-end management for terminal design, installation, administration and maintenance. The terminals will be gradually deployed on site through the end of 2003.

In response to growing market demand, TEACH-LINE® has decided to industrialize management of its terminal network by choosing Atos Origin's outsourcing solution. This will allow the e-learning company to focus on its core competencies of educational technology and training. TEACH-LINE® currently delivers computer-based instruction over more than 100 terminals at customer sites (including Pechiney and Crédit Agricole) and intends to double its network to meet the needs of new major customers.

The leading-edge solution, developed by Cyberdeck under the supervision of Atos Origin, incorporates such essential computer-based components as webcams, headsets and microphones to ensure high-quality videoconference instruction. This veritable showcase constitutes the cornerstone of TEACH-LINE®'s service and brand identity.

Laurent Bassot, TEACH-LINE® Chairman and CEO, comments: "By outsourcing management of the training terminal network, we'll get the added benefit of consulting expertise, superior end-to-end service and incomparable peace of mind for an equivalent cost. We chose Atos Origin as our sole contact because of its ability to control the process from start to finish and manage the different subcontractors. Atos Origin's solution is backed by recognized skills in data systems management with the guarantee of secure, high-volume processing 24 hours a day, seven days a week."

Atos Origin will handle all phases of the project, including consulting, development and operational management. It will also supply terminals with the CE marking (Conformité Européenne), install them at TEACH-LINE® customer sites and, most important, provide remote network administration.

Separately, the Atos Origin training center has signed a partnership agreement with TEACH-LINE® through which the firm's e-learning solutions will be featured in the Atos Origin catalog.


TEACH-LINE
APPRENDRE à DISTANCE


Atos
Origin

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through consulting, systems integration and outsourcing solutions. The company has annual revenues of more than EUR 3.5 billion, operates in more than 30 countries worldwide and has over 30,000 employees. Atos Origin brings a full range of design, build and run services to its global and European clients, including ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contact
Marie-Tatiana Collombert Tel.: +33 (1) 49 00 96 33 - e-mail: marie-tatiana.collombert@atosorigin.com
Anne de Beaumont Tel.: +33 (1) 49 00 96 42 - e-mail: anne.debeaumont@atosorigin.com


Atos
Origin

Atos Origin Provides Technical Support For French Post Office's New Electronic Registered Letter Service

Paris – September 4, 2002 – The French Post Office - La Poste - has launched an electronic registered letter service, developed and operated by Atos Origin.

In early 2001, La Poste chose online services specialist Atos Origin as its partner in developing a new electronic registered letter service, which was unveiled on August 29, 2002 by La Poste Chairman Martin Vial at the 23rd Summer University of Communication in Hourtin, France. As main contractor, Atos Origin has been involved in all phases of the project, including hosting, operation and maintenance of the related website.

The new service supports La Poste's role as a carrier of all kinds of business and private mail formats, while adding momentum to its strategy of developing secure Internet services.

A registered e-letter can be easily sent from La Poste websites, 24 hours a day, seven days a week, from home or office, with the same official quality and legal value as a conventional registered letter.

Plus, it adds such valuable functionalities as 24/7 availability, electronic proof of registration, proof of content, electronic postmark and, if required, signature certification. Lastly, the possibility of bulk mailing and file archiving makes the registered e-letter particularly attractive to users eager to embrace paperless transactions.

Atos Origin provides electronic certification services

As technical operator, Atos Origin designed the website user interface and is now managing electronic data flows between La Poste and service users and operating the service using a dedicated, secure, redundant technical platform with the following capabilities:

- Transposition of postal forms to meet registered e-letter specifications.
- An access control system allowing use of an electronic signature.
- Distribution of registered e-letters and personalized tracking.
- Transposition of electronic delivery notices.
- Management of user accounts, with the possibility of personalizing the service.
- Use of public key infrastructure to ensure security.
- Hosting of the website.

The heart of the system is built around business components written in Java by Atos Origin. For electronic proofing, Atos Origin interfaces with a certification service, in particular Certinomis, a joint La Poste-Sagem subsidiary.

In addition to the registered e-letter, Atos Origin is the technological partner in a number of other online services offered by La Poste, including the stock trading service "Allô Poste Bourse", the home banking service "Audioposte", the website **www.lapostefinance.fr** and the vocal and SMS messaging service "Poste Appel".

About Atos Origin
Atos Origin is a leading international business and technology integrator. Its business is turning client visions into results through consulting, systems integration and outsourcing solutions. The company has annual revenues of more than EUR 3.5 billion, operates in more than 30 countries worldwide and has over 30,000 employees. Atos Origin brings a full range of design, build and run services to its global and European clients, including ABN-Amro, Alstom, BNP Paribas, Euronext, Fiat, ICI, KPN, Lucent, Philips, Renault, Saudi Aramco, Shell, Unilever, Vivendi Universal and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press contact :
Anne de Beaumont Tel.: +33 (1) 49 00 96 42 - e-mail: anne.debeaumont@atosorigin.com


Atos
Origin

ATOS ORIGIN 1ST HALF RESULTS for 2002

OPERATING MARGIN INCREASES FROM 8.5% TO 9.1%

PARIS/AMSTERDAM – September 11th, 2002 – Atos Origin, a leading international information technology services provider, today announced interim results for the six months ended June 30th, 2002. Reported revenues fell 2% to EUR 1,487 million, but were nearly 2% higher on a constant scope and exchange rate basis. Operating income rose 4.8%, to EUR 135 million, giving an operating margin of 9.1%, compared with 8.5% in the same period last year. Earnings per share before goodwill amortization and non-recurring items rose 7.5% to EUR 1.90 for the half-year.

In Euro Millions	HY 2002	HY 2001	% change
Revenue	1,486.7	1,518.0	-2.1%
Revenue (constant scope basis)	1,486.7	1,459.8	+1.8%
Income from Operations	135.1	128.9	+4.8%
Operating margin %	9.1%	8.5%	
Net Income	61.2	67.3	-9.1%
***EPS before Goodwill (Euros)**	1.90	1.76	+7.5%
***EPS after Goodwill (Euros)**	1.40	1.54	-9.2%

**** EPS is stated before/after Goodwill Amortization and non-recurring items***

Statement by Bernard Bourigeaud, Chairman of the Management Board and Chief Executive Officer:

Half-Year Results

Our results for the first half of 2002 demonstrate clearly the adverse impact of market conditions. Revenues in the Consulting and Systems Integration business were 14.5% lower in the first half, compared with H1 2001. However, our Managed Services business, which is based on long-term contracts with recurring revenue streams, grew by more than 22%, heavily underpinned by the new KPN contracts. Consequently, reported revenues were only 2% down. On a constant scope and exchange rate basis, total group revenues were nearly 2% higher compared with the same period in 2001.



The group's operating margin for the first half increased from 8.5% to 9.1%, which demonstrates the continuing importance of cost control. The original Atos-Origin merger re-structuring program was completed early in the year, but since last November we have been cutting costs further in response to market conditions, ensuring in particular that our staff resources are effectively deployed throughout the business. While the market remains in its current state, we will continue to focus on tight control of our cost base in pursuit of our principal operational goal, which is to raise operating margins.

Atos KPMG Consulting in the UK and The Netherlands

In spite of the difficult trading conditions, volatility provides opportunity and in the first half we announced the acquisition of KPMG Consulting in the UK and The Netherlands, which was completed on August 16th, 2002. We are delighted to welcome the partners and staff of KPMG Consulting to Atos Origin and I am quite certain that they will be a valuable, and valued, addition to the company. The new business will trade as Atos KPMG Consulting in both the UK and The Netherlands.

Like systems integration, the consulting market remains tough and appears unlikely to recover significantly in the near future, nevertheless I believe that we have acted at an appropriate time. The price that we paid was reasonable and we are well positioned to benefit from a market upturn, particularly in terms of cross-selling opportunities and through our ability to offer a comprehensive - *Design, Build and Run* - set of services to our clients.

Going forward, we intend to report Consulting as a separate service line from Systems Integration, while Managed Services and On-Line Services will be reported under the heading *Managed Operations*. The Managed Operations business, together with application maintenance in Systems Integration, will mean that nearly 50% of our revenues will be recurring in future, thereby providing strong visibility and stability.

Strategy

The KPMG Consulting transaction takes us a considerable way towards satisfying two of our three major strategic ambitions, by increasing significantly our presence in the important UK market and establishing a substantial base of consulting operations for the first time.

Balance Sheet

Our Balance Sheet remains strong and I am pleased to announce that we have signed a new syndicated loan facility for EUR 840 million with a group of nine European banks, which consolidates existing facilities and will ensure that the company has adequate financial resources for its foreseeable business needs.

At June 30th, 2002, the group's net borrowings amounted to EUR 181 million, compared with EUR 235 million at last year-end. Now that the Atos-Origin merger re-structuring program is complete, I expect the company to generate strong free cash flow from its day-to-day activities. We have already generated sufficient cash in the past 12 months to pay for the acquisition of the KPN Datacentre contract.



The total cash cost of the acquisition of KPMG Consulting in the UK and The Netherlands was EUR 475 million, including both transaction costs and EUR 31 million debt at KPMG Consulting in The Netherlands, giving pro forma net borrowings of EUR 656 million at June 30th, 2002. Since that date, we have paid EUR 32 million for the assets and business of KPN SoftwareHouse, to which I refer later. At the same time we have recently realized just over EUR 34 million, net of tax, from the sale of our stake in SNT Group, which was acquired as partial consideration for the disposal in 2001 of our French customer contact center business.

Net borrowings therefore stand at EUR 660 million at the end of August 2002 and the new bank facility provides adequate resources to take advantage of new opportunities that may arise, including further major outsourcing deals.

New Business

We have now signed a third major outsourcing contract with KPN - SoftwareHouse - under which Atos Origin will take over nearly 600 staff at KPN who are engaged in system management and application development activities within the KPN organisation. There are close links between SoftwareHouse and the activities of KPN Datacentre, which Atos Origin took over in October last year. Work under the new contract has already commenced and revenues, which we expect to exceed EUR 60 million per annum, will be consolidated with effect from September 1st, 2002.

The emphasis on our large account program continued to produce success. On a like for like basis, revenues from the 42 key global accounts increased by over 20% in the first half of 2002 (excluding Philips), compared with the same period last year. I believe that KPMG Consulting will help to strengthen our client base and that strong relationships with clients are essential to provide better visibility and stability, especially in the difficult trading conditions that currently prevail.

Outlook

The company does not expect any recovery in the Consulting and Systems Integration market this year and we therefore anticipate only a small increase in the group's existing total revenue base in 2002, compared with 2001, on a constant scope basis. Since the acquisition of KPMG Consulting UK and The Netherlands was closed in mid-August, their results will now be consolidated with effect from September 1st, 2002. Overall, we therefore expect an increase of 3-5% in revenues for the full year 2002, including KPMG Consulting.

We are making excellent progress with the on-going process of reducing our cost base and streamlining operations, but the continuing weakness and lack of visibility in the consulting and systems integration markets is likely to limit the progress in reported profitability. In spite of the fact that the third quarter includes the traditionally weak summer vacation period, we expect to maintain our current level of operating margin at 9.1% in the second half of 2002.


Atos
Origin

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0)1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com

Contact for Investors:

John White, Tel: +33 (0)1 49 00 96 64 – john.white@atosorigin.com


Atos
Origin

Atos Origin Passes 3.8 Million Mark in Monthly Messages Sent for Messalia, Société Générale's Banking SMS

Paris - September 18, 2002 — This summer, Atos Origin passed the 3.8 million mark in the number of monthly messages sent via its multi-operator SMS platform for Messalia, Société Générale's cellphone-based SMS system, launched a little over two years ago.

In early 2000, Société Générale selected Atos Origin to run Messalia, its new cellphone-based short message service (SMS). Société Générale was among the first French banks to offer customers an SMS system providing such information as available balance, largest deposits and withdrawals, bankcard outstandings, delivery of new checkbooks, and recent marketing and sales promotions.

Messalia, which primarily targets young people, has proven highly successful and has enjoyed exponential growth over the past 12 months. Thanks to the platform's scalable architecture, Atos Origin has been able to successfully handle the considerable increase in the number of messages sent, while complying with its commitment in terms of speed and service quality.

In July 2002, the number of SMS messages sent to Société Générale customers exceeded **3.8 million messages a month**, making Messalia the most widely used SMS of any French bank.

"*With 375,000 subscribers and 19.4 million SMS messages sent in first-half 2002, Messalia is a distribution channel that requires the highest levels of quality and reliability, two criteria that we watch very closely,*" says Carine-Elena Weill, who manages Société Générale's cellphone services. "*With Atos Origin, we've found a partner capable of satisfying our exacting needs in this area.*"

The platform can handle high-volume messaging and interface with the SMS centers of France's three mobile phone networks—Orange, SFR and Bouygues Télécom. It can also send messages to other European countries.

Atos Origin is also providing Société Générale with its:

- Capabilities in sequencing messages according to user profiles.
- Skills in building value-added SMS solutions
    - for any type of SMS.
    - that interface with the bank's IT system or other data sources (such as financial flows).
- Operations tracking (SMS tracing / message follow-up).

Another of Atos Origin's skills is the ability to develop online services to support its clients' Customer Relationship Management. One example is the new Internet-based stock market alert system, introduced to support Société Générale's customers in March 2002. The system is part of the bank's innovative Passeport Bourse package, whose services include an SMS alert that is sent to customers when their stock market holdings exceed or fall below a predetermined threshold.

About Société Générale

One of the leading Euro Zone banks, Société Générale employs some 85,000 people worldwide and operates in three core businesses:

- Retailing banking, with 13.4 million customers in France and other countries.
- Asset management, in which it ranks third among Euro Zone banks with 298 billion euros in managed assets at year-end 2001.
- Finance and investment banking, in which it ranks fourth in net banking income in the Euro Zone.

Société Générale is included in the four leading international sustainable development indexes. www.socgen.com


Atos
Origin

Société Générale press contact:
Sophie Pequignet
Tel: +33 (0)1 41 45 97 13
Email: sophie.pequignet@socgen.com

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contact:
Anne de Beaumont
Tel: + 33 (0)1 49 00 96 42
Email: anne.debeaumont@atosorigin.com





Leroy-Merlin Chooses Atos Origin to Integrate Its EAI platform

(Paris - September 23, 2002) — Atos Origin, a leader in Enterprise Application Integration (EAI), has been chosen by Leroy Merlin, Europe's third-largest home improvement retailer, to install an EAI platform integrating applications for managing after-sales service, customer loyalty cards, and accounting and finance systems.

Leroy Merlin has decided to upgrade its information system to enhance responsiveness to a fast-evolving business environment shaped by new product lines, constantly changing customer demand and the opening of new outlets.

The new information system has to be capable of:
- Managing complex business processes more efficiently.
- Managing real-time flows and events in a heterogeneous environment.
- Ensuring data consistency, defining and referencing data and flows, and harmonizing reference tables across the company.
- Securing, pooling and enhancing the reliability of data exchange.
- Integrating after-sales service, customer loyalty cards, and accounting and finance systems.

The IT project supports urbanization of the Leroy Merlin information system by eliminating the proliferation of interfaces and standardizing inter-application data exchange. The EAI platform will also improve the system's scalability by enabling technology upgrades and the integration of new applications.

To optimize integration and upgrading of current applications, Leroy Merlin is leveraging Atos Origin's expertise in deploying EAI solutions. Atos Origin will:
- Support Leroy Merlin in its EAI implementation project.
- Enhance the project with its technical expertise and implement an environment that will take full advantage of EAI.
- Design and build the EAI platform's technical base on Seebeyond's e*gate solution.
- Integrate Pivotal after-sales service software, customer loyalty management applications and ERP Oracle Financial software on the platform.

EAI technology is intended to facilitate the exchange of data between applications in an information system. These applications may be purpose-designed and coexist on different operating systems. Before EAI, data transited from one application to another via gateways or interfaces. To avoid the proliferation of these gateways, flows are organized around an application bus and the main business invariants, making it possible to eliminate the gateways. Technical deployment consists of using EAI as a tool for integrating applications, thereby supporting urbanization of the information system.


LEROY MERLIN


Atos Origin

About Atos Origin
Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com



Atos
Origin



AtosEuronext



gan

GAN Optimizes Premium Collection with the Noria Project

(Paris – September 24, 2002) – GROUPAMA-GAN, France's second-largest multi-line insurance company, selected AtosEuronext to reshap the property and casualty insurance premium collection system used by its agents network. The project entailed installing NORIA, a new process for referring claims to adjusters, on agent information systems. The new system must be able to handle high volumes, totaling some 5.6 million transactions a year. GAN-SI and AtosEuronext teams successfully carried out a model project and met exacting quality, cost and scheduling requirements, representing a fixed-fee commitment of 8,000 people-days, with guaranteed results.

In 2000, GAN-Insurance decided to reshap its collection management system for property and casualty premiums by installing NORIA. Thus, GAN-Assurance agents now benefit from a new claim referral process.

Following an invitation to tender, AtosEuronext was awarded the implementation of the project, representing 8,000 people-days out of the 12,000 required for the entire project. GAN-SI and AtosEuronext teams successfully executed a model project that required exacting quality, cost and scheduling standards.

For GAN-Assurance to honor commitments to its agents concerning the claims referral process, NORIA had to be up and running by mid-2002, following the transition of legacy applications to the euro. And indeed, NORIA came on stream in August 2002.

The new collection system's functions include:

- Processing Production Reports,
- Invoicing of policy accounts,
- Account debits, Transfers and Interbank Payment ticket (TIP) returns,
- Account debit or TIP defaults,
- General timing differences in tracking plans and the tracking of policy account collection,
- Preparation of payment transaction reports,
- Management and consultation of policy accounts,
- Duplication of accounting of intermediaries.

The system had to be able to handle high volumes, totaling some 5.6 million transactions a year while integrating the legacy applications that continued to evolve in parallel.

The project had 2 phases: a detailed specification phase delivered to GAN-SI by AtosEuronext in May 2001, and a development phase which was completed in August 2002. The developments were carried out in an IBM MVS mainframe environment.

The strength of the NORIA project is its federative dimension. GAN-SI and AtosEuronext teams collaborated efficiently at all levels in order to accomplish the NORIA project. GAN-SI's rigor and exacting standards in project management were vital in defining the work methods of the AtosEuronext team and proved to be extremely useful. GAN-SI did not hesitate to invest in human resources to ensure the success of this project.

Léon Amar, Insurance Market Manager at Atos Origin, commented: "Optimizing the collection and disbursement processes is one way for insurance companies to improve profitability. In this area, we can assist insurers with a variety of solutions, ranging from conventional system reshape to the integration of an ERP systems, such as SAP's FSCD software, to the comprehensive outsourcing of the collection and disbursement process based on a Business Process Outsourcing model."


Atos
Origin


AtosEuronext


gan

About GAN
Groupe GROUPAMA, which has combined the GROUPAMA and GAN brand names since 1998, ranks among France's top three multi-line insurance companies. One of the most financially sound companies in Europe, Groupe GROUPAMA reported premium income of 12.2 billion euros in 2000, with stockholders' equity of 4.5 billion euros.

About AtosEuronext
Founded in 2000, AtosEuronext is a 50/50 joint venture between Euronext, the leading pan-European stock exchange, and Atos Origin, a leading European IT services provider. This combination of financial and high technology expertise has made AtosEuronext a European leader in financial and stock exchange information technology. AtosEuronext's 1,500 employees in Amsterdam, Brussels and Paris serve insurance companies, banks and stock exchanges around the world.

About Atos Origin
Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com


Atos
Origin

Brother and Atos Origin test
the mySAP™ Supply Chain Management (SCM) waters
with innovative pilot project

Unique approach employs industry-proven best practices to lay the groundwork for faster implementation, reduced cost and reduced risk

Murray Hill, NJ, September 25, 2002 – Atos Origin, an international information technology services provider, is pleased to announce the completion of a mySAP™ SCM pilot with Brother International Corporation, a premier provider of products for the home, home office and office. This marks the second successful mySAP SCM pilot project to be completed in North America. The first was also completed by Atos Origin earlier this year.

The process combines the resources of technology and business professionals, along with industry best practices, to develop a working blueprint for organizations to substantially reduce overall planning and implementation time for an enterprise-wide Supply Chain Management solution. The pilot, which took five weeks to complete, effectively replaces more than five months of research and training at a cost that is one-tenth that of a full-scale implementation.

Margaret Hill, Senior Project Manager with Atos Origin, explains, "An SCM implementation through traditional means can be a costly and complex process. In these cost-sensitive times, that can present a major stumbling block. With this pilot concept however, organizations can gain first-hand experience with how the system works, establish required modifications and create a clear implementation roadmap without the usual up front expense. Within five weeks, Brother knew exactly what they wanted to implement, what would work best for them and how to position themselves for future connectivity to a global supply chain network."

Abe DeVonish, Senior Corporate Director of Logistics/Procurement for Brother, says that although there were initial reservations about the value of this pilot concept ... "after talking with another Atos Origin customer who had successfully deployed the model and having seen how far we moved forward in just a few weeks, the benefits soon became very apparent. When we first looked at an SCM solution, Atos Origin was the only vendor to propose the pilot. It was invaluable in helping us find out what we wanted to use and how, without having to invest hundreds of thousands of dollars at the outset. Although it wasn't part of our original plan, we were very pleased with the results and the support from the pilot project team."

The pilot project team included IT and management staff from Brother as well as a core team of consultants from Atos Origin. The pilot entailed several phases: identifying requirements and approval procedures; configuration and installation of a test system


Atos
Origin

using industry-proven best practices and real company data; ongoing review and re-configuration; demonstration to key users for input; completion of a gap analysis; and a final report outlining business requirements, standards, overall requirements and suggested modifications.

About Brother International Corporation

Bridgewater, NJ is the corporate headquarters for Brother in the Americas, from Canada to South America, and has fully integrated sales, marketing, services, manufacturing, research and development capabilities located here in the United States. In addition to its headquarters, Brother has branches in California, Illinois, Massachusetts, Tennessee and Texas, as well as subsidiaries in Ohio, Canada, Brazil, Chile and Mexico.

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of $3.5 billion and employs 30,000 staff in 30 countries. In North America, Atos Origin operates out of six main locations, including Murray Hill (NJ), Arlington (TX), Cincinnati (OH), Columbus (OH), Toronto and Mexico City. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, NCR, Nortel, Philip Morris, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com.

Press Contacts:

Atos Origin
Rose Sparks, 817-264-8371, rose.sparks@atosorigin.com
Visit the company Web site at www.atosorigin.com or e-mail to
my.inquiry@atosorigin.com

Brother International
Anthony Serignese, 908-252-4353, Tony.Serignese@brother.com
Visit the company Web site at www.brother.com


Atos
Origin


BUSINESS OBJECTS

Atos Origin Builds Business Objects' Analytics Into its CRM Platform

This first Web-enabled shared analytic platform helps companies maximize the value of their customer equity while maintaining their independence and cutting costs in half.

Paris - October 8, 2002 – Atos Origin, one of Europe's leading providers of IT services for customer relationship management (CRM), notably in connection with loyalty programs and service station cards, has chosen technologies from Business Objects, the world's leading supplier of Business Intelligence (BI) solutions, to provide companies with the first shared marketing database platform accessible via a secure extranet.

In their focus on business competitiveness, companies need a decisional environment that is open and secure, yet capable of meeting the substantial constraints of time-to-market, return on investment and a wide array of functions. In response, Atos Origin's end-to-end CRM solution combines industrial-scale capabilities in the feeding, cleaning and hosting of marketing databases with the most effective analytic tools to segment and act on the right targets.

To ensure superior performance, Atos Origin has replaced all of its marketing database analytic and hosting platforms with a shared platform based on Application Foundation from Business Objects. The use of Application Foundation has reduced development costs by 30% to 40% for Atos Origin and its customers and significantly cut deployment time.

To leverage greater value from customer equity, no matter what the sector, the new platform offers two levels of analysis:

- First, a dozen dashboards developed by Atos Origin's business experts present the key data companies need, such as customer segmentation by defined typology, segment tracking over time (new/departed customers, attrition, etc.), and measurement of campaign impact, effectiveness and return on investment.
- The second, more complex level comprises pre-defined, comprehensive analytic models that provide instant information on such parameters as the margin generated by a campaign or send personalized alerts at pre-determined levels if response rates are insufficient. Users can build their own customized dashboards thanks to Application Foundation's simple interface, which is perfectly suited to marketing.

All of these analytic models are based on such Application Foundation engines as profiling, rules and alerts and tenure tracking. Customers enjoy fully secure access to their base in thin client mode and face no installation or memory constraints because they work directly on Atos Origin servers.

Téléshopping, a TF1 subsidiary, is the first Atos Origin customer to benefit from this new platform. Each year, the company adds 300,000 new customers to its base of some three million addresses. Because Téléshopping's sustained direct marketing campaigns require increasingly powerful segmenting and targeting functions, Atos Origin redeployed the entire marketing database in an Application Foundation environment.

"Companies entrust us with their most precious asset—their customer equity—and it's our job to derive the greatest value through an open and secure decisional environment. With Application Foundation and WebIntelligence at the core of our CRM platform, our customers benefit from analytic models that are both powerful and user-friendly. What's more, the cost is half that of a similar solution deployed internally," says **Frédéric Launoy, CRM Services Director at Atos Origin.**

About Atos Origin

Within Atos Origin's Services Division, Business Process Outsourcing (BPO) manages large CRM and e-payment data flows. Atos Origin offers its customers a full range of solutions including, for CRM, loyalty program management, marketing database hosting, analytic tools and campaign management. With 15 million loyalty cards, 500 million CRM transactions and two billion payment transactions a year, Atos Origin is one of the leading IT service providers specialized in CRM in Europe.

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com

About Business Objects

Business Objects is the world's leading provider of business intelligence (BI) solutions. Business intelligence lets organizations access, analyze, and share information internally with employees and externally with customers, suppliers, and partners. It helps organizations improve operational efficiency, build profitable customer relationships, and develop differentiated product offerings.

The company's products include data integration tools, the industry's leading integrated business intelligence platform, and a suite of enterprise analytic applications. Business Objects is the first to offer a complete BI solution that is composed of best-of-breed components, giving organizations the means to deploy end-to-end BI to the enterprise, from data extraction to analytic applications.

Business Objects has more than **16,000** customers in over **80** countries. The company's stock is publicly traded under the ticker symbols NASDAQ: BOBJ and Euronext Paris (Euroclear code 12074). It is included in the SBF 120 and IT CAC 50 French stock market indexes. Business Objects can be reached at 408-953-6000 and **www.businessobjects.com**



Atos Origin Ranks First in the Outsourcing Market, according to Pierre Audoin Consultants

(Paris - October 15, 2002) – With revenues of EUR 662 million and growth of more than 17% in 2001, Atos Origin ranks No. 1 in the French outsourcing market, ahead of IBM Global Services and EDS, according to the September 2002 Outsourcing Survey conducted by Pierre Audoin Consultants.

According to Pierre Audoin Consultants, 2001 saw strong growth in the French outsourcing market, which is expected to continue in the coming years, with demand forecast to expand by 15% in 2002.

Outsourcing accounts for more than 50% of Atos Origin's consolidated revenue stream. The Group is strategically committed to leveraging its powerful Europe-wide processing capacity to enable customers to:

- Refocus on their core businesses.
- Benefit from technological advances and increase their flexibility and responsiveness.
- Optimize return on capital employed by lowering IT system and business transaction processing costs.

"*Outsourcing, with its guaranteed service quality and performance levels, is a process that creates a long-term relationship between a company and its service provider. We are proud to lead our market, proof that Atos Origin is synonymous with reliability and trust,*" says Dominique Illien, member of Atos Origin's Management Board.

About Atos Origin
Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press
Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com


lesechos.fr
le web de l'économie


Atos Origin

"Lesechos.fr" Chooses Atos Origin and Datox
To Create and Deploy New Website Content Management Tool

Paris – October 14, 2002 – Lesechos.fr, the French business newspaper Les Echos website, selected Atos Origin and Datox to build and run "Les Echos Publishing", a new end-to-end content management tool. Deployment of the new system reflects the site's commitment to leveraging the value of its parent company's news and information base.

Lesechos.fr, France's foremost business and financial news site, has implemented "Les Echos Publishing", a new content management tool jointly developed over a period of two years by Atos Origin and Datox, a French content management provider.

"Les Echos Publishing" manages all of the news organization's documents, ensuring a continuous flow of online content for the electronic versions, along with regularly updated news from the print side. The flexible, easy-to-use interface enables journalists to post the latest information within minutes across the entire range of distribution channels (Internet, WAP, Minitel, IVR, PDA, SMS, interactive TV, voice servers and corporate intranets).

Enterprise-scale content management

"Les Echos Publishing" is an all-in-one content management tool that uses common standards and layouts to make it easier for electronic journalists to create articles, sidebars, links, graphics and other online content.

In addition, it facilitates cross-navigation by systematically linking articles and related information elsewhere on the news site. For example, an article on a given company will automatically provide a link to titles of recent articles about the firm as well as its competitors, and access to all Les Echos articles on the company since January 1991, its last three balance sheets, biographical data on senior officers, etc.

Lastly, the system is enabling the online daily to achieve cost efficiencies, optimize distribution of online information, personalize offers and derive greater value from news and information via the sale of content to partners (corporate Intranets, content aggregators and media sites).

"*We first began designing the Les Echos publishing project in 2000,*" says Philippe Jannet, Director of Electronic Publishing at Les Echos. "*We asked Datox, which had already developed the publishing system for the print version, and Atos Origin, which has long hosted our electronic applications, to help us build and run the new solution. Now, two years later, Atos Origin and Datox have developed a technically cost-effective solution that fully satisfies our business needs.*"

Thanks to the deployment of the new system, a new, more efficient version of the <u>www.lesechos.fr</u> site was unveiled last May. Easier to navigate, the new site offers faster page display and has a new section for accessing information directly by company name. In September 2002, the site had 2.2 million visitors who browsed a total of 14 million pages (Source: Cybermétrie).


lesechos.fr
le web de l'économie


Atos Origin

Services provided by Atos Origin

Atos Origin's role:

- Provided upstream support, with consulting and needs definition services.
- As lead contractor, coordinated the overall project.
- Designed and developed "Les Echos Publishing", the content management tool.
- Developed and now operates services across all platforms (Internet, WAP, Minitel, IVR, PDA, SMS, interactive TV, voice servers and corporate Intranets).
- Indexed data in XML format to provide uniform information across all platforms.
- Designed and now operates services hosted on its multimedia platform

Technical platform:

- XML data indexing
- Data Type Dictionary (DTD) enabling extensive data indexing.
- XSL style sheets for presenting documents in the proper format for each channel.
- Atos Origin Publishing solution, based on a Java platform with EJB components.
- Web hosting on a shared server.

About Lesechos.fr

Launched in September 1996, Lesechos.fr is France's foremost business and financial website. It provides all-day coverage of French and international business, financial and investor news.
Lesechos.fr offers three types of content and services. Les Echos' electronic news team of 20 journalists provides continuous hourly updates on business and financial news as it happens, from 8:00 a.m. to 8:00 p.m. BoursEchos allows web users to access investor information through real-time or delayed tracking of prices on the Paris Euronext market, including stocks traded in the deferred settlement system, on the first and second markets, the new market and over the counter. Data is also available on foreign exchanges. Users can check indices, the gold and commodity markets, currency prices, and the top performers, as well as read a regularly updated analysis of the trading day. Lastly, the site offers a broad array of professional tools and services, from databases (balance sheets and by-laws of French companies compiled by Coface SCRL) to Who's Who biographies of 20,000 French executives and patent filings by company, segment or region. Lesechos.fr is also accessible across the entire range of communication channels—fax, Minitel, cell phone, interactive voice response, WAP, PDA (Palm, Visor, Pocket PC) and interactive television (TPS and TAK).

Press Contact :
Sonia Khatchadourian – T : +33 (0)1 49 53 65 47 – skhatchadourian@lesechos.fr

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer.
For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin Press Contact :
Anne de Beaumont – T : +33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com


AtosEuronext


Atos
Origin

Atos Origin, a Leading Card and Security Technology Enabler, To Exhibit at "Cartes 2002" in France

November 5, 6 and 7 at Paris-Nord Villepinte Exhibition Center, Hall 3 – Stand 3B105

(Paris, France – October 23, 2002) – At the 17th International Card and IT Security Forum, Atos Origin will showcase four aspects of its services and solutions for the secure management of payment, private-label and loyalty cards in Europe:

- ***Integration of the new EMV bank card standard and application of electronic wallet technology.***
- ***A comprehensive, modular array of security solutions (PKI, electronic signature, digital certificate, online payment, secure server, etc.).***
- ***Card management processing and multi-application loyalty cards.***
- ***ATM network management.***

As a recognized operator and integrator for such leading names as Crédit Agricole, Caisses d'Epargne, Crédit Lyonnais, Société Générale, BNP-Paribas, SNCF, FNAC and TotalFinaElf, Atos Origin is actively involved in the major trends currently sweeping the smart card industry. These developments are being driven by the deregulation of the payment market, the widespread adoption of EMV smart card technology and the resulting modification of European regulations and the arrival of multi-application cards, which has sparked the creation of increasingly personalized loyalty strategies.

Atos Origin currently manages six million credit cards and 1.5 million debit cards (representing a total of 2.5 billion transactions in France and Germany), 15 million loyalty cards and more than 16 million ATM transactions.

In addition, AtosEuronext Payment Solutions* processes more than two billion cash withdrawal and payment transactions for its clients and manages 50% of France's ATM network. At the card show, the company will be launching two new services:

- An EMV-standard, CB5.2 merchant e-payment solution based on VeriFone SoftPos V3 technology.
- As part of the Worldline Pay offer, two new authorization servers, with the introduction of anti-fraud management solutions developed in conjunction with Brighterion, the world leader in fraud prevention systems.

At a seminar devoted to Card Fundamentals on November 5, **from 4:00 to 5:30 pm**, two Atos Origin experts will lead a discussion entitled "**The Multi-Application Card:** from concept to reality in a multi-application information system (payment and loyalty), an organizational vision of the related services".


AtosEuronext


Atos
Origin

In addition, on **November 6, from 2:00 to 5:30 pm**, Atos Origin will discuss certification developments at the **SMART IS** seminar alongside such partners as Visa International, American Express, Diners Club, Mondex and the Groupement des Cartes Bancaires.

Atos Origin

Atos Origin, a leading international business and technology integrator, enables clients to turn their objectives into value driven results through effective use of management consulting, enterprise, outsourcing and online services. In August 2002, Atos Origin acquired KPMG Consulting in the United Kingdom and the Netherlands, where the business now operates as Atos KPMG Consulting. Atos Origin has annual revenues of more than €3.5 billion, operates in more than 30 countries worldwide and has around 30,000 employees. Atos Origin's clients include ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's website at http://www.atosorigin.com

About AtosEuronext

Founded in 2000, AtosEuronext is a 50/50 joint venture between Euronext, the leading pan-European stock exchange, and Atos Origin, a leading European IT services provider. This combination of financial and high technology expertise has made AtosEuronext a European leader in highly specialized IT systems for critical real-time transactional solutions in the financial and retail industries. AtosEuronext employs 1,500 employees in Amsterdam, Brussels, London and Paris.

*AtosEuronext Payment Solutions (formerly Astria), a wholly-owned AtosEuronext subsidiary with 200 employees, is AtosEuronext's center of competence for e-payment and loyalty solutions.

To talk with an Atos Origin expert at the Cartes 2002 show,
Please contact Ms. Benoîte Lavie, Agence Firefly
+33 (0)1 56 79 12 07 or benoite.lavie@fireflycomms.com




telisma
your voice in action

Atos Origin incorporates Telisma's carrier-grade speech technologies

A new trend is emerging: confronted with increasing demand for test projects in speech technology and seeking to integrate speech recognition into their services, telecommunications firms and equipment manufacturers are relying more and more heavily on teams that design and develop such services.
Atos Origin now offers solutions that incorporate technologies developed by Telisma.

Paris, October 29, 2002 - Atos Origin, one of the top IT services providers in Europe, and Telisma, a European leader in speech technologies for telecommunications, announce that they have signed a commercial and technical agreement to target businesses and telecommunications firms.

This resale licence agreement involves Telisma's key technologies: its Voice Distributed Framework, the backbone of multiclient/multiserver real-time communications technology; Philsoft, a carrier-grade speech recognition engine; and the VoiceXML Prototyping kit, designed to assist customers in testing new services.

This agreement is a tangible sign of Atos Origin's desire to enhance and diversify its operations in the area of speech technology integration. According to René Hubert, director of the company's Services and Networks department, "*Speech recognition accounts for a growing share of our business. Our mission at Atos Origin is to enhance the value of our customers' business. Speech technology services are a very attractive, effective means of providing our customers with projects that use innovative technology to create significant value-added.*"

Telisma's Marketing Director, Jean-Jacques Devaux, also emphasizes this dynamic. "*Telecommunications firms and major corporations are looking for speech-based applications that are easy to access and simple to use, and Telisma's technological offerings answer this need perfectly. With extensive expertise in its field, Atos Origin is positioning itself as a specialist in voice-activated applications. In addition to running Telisma software on its proprietary platforms, Atos Origin can now integrate our speech technologies into the major platforms on the market. With its proven expertise in speech technology, Atos Origin is also a key partner to several major telecommunications firms in Europe and will allow us to accelerate the development of speech-based services for a wider audience.*"

In the face of increasingly demanding requirements among telecommunications providers and businesses, Atos Origin has selected Telisma for the native density of its technology and its excellent recognition rates, particularly in environments with considerable background noise. "*We especially admire the quick response times to oral commands, which enhance convenience for users. With its distributed, modular architecture, the technology can be easily adapted to growing needs while always providing the level of availability needed for services,*" says Jean-Alain Petit, manager of the speech unit in Atos Origin's Integration division. A version of the MRCP standard[1] should become available in the near future.

This agreement between Atos Origin and Telisma is the culmination of a longstanding partnership—teams from each company have been working together for a number of years. Team members from both companies have become well acquainted and have shared their expertise so as to provide customers with the highest quality service. At the international level, the two companies are

[1] MRCP: Currently being formalized by the Internet Engineering Task Force (IETF), the Media Resource Control Protocol is poised to become a standard network modus operandi for control of speech recognition and text-to-speech servers in distributed environments.

developing strategies for conquering the same target markets: Italy, Spain and South America, as well as Northern Europe.

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

About Telisma

Created in August 2000, Telisma (www.telisma.com) designs, develops and sells speech recognition software products for use in telecommunications and enterprise applications. Telisma has developed innovative speech recognition technologies. The Telisma products and consulting operations enable telecommunications operators, service providers and enterprises to easily create and deploy large-scale speech-enabled services. Philsoft® v3, Telisma's "full software" ASR engine is characterized by its unequalled level of robustness on the market, notably in mobile telephony and noisy environments. Developed and marketed by Telisma, this engine is the product of over 15 years of research and implementation at France Telecom R&D and provides the best recognition rates on the market. Telisma is a private limited company backed by major European investors: 3i, Innovacom, AGF Private Equity and Ventech. For more information about Telisma please visit www.telisma.com.

Contacts:

Telisma
Agnès Roumiguière
aroumiguiere@telisma.com

Atos Origin
Anne De Beaumont
Service Presse
anne.debeaumont@atosorigin.com





PRESS
RELEASE

Atos Origin wins SAP implementation to boost business efficiency for Airservices Australia

SAP system overhaul brings Airservices Australia's business management in line with world's best

Sydney, October, 2002 - Airservices Australia has chosen Atos Origin Australia to implement a new business support system that will assist in ensuring that Australian airspace management remains among the world's best.

As part of Airservices Australia's Information Management Transformation Program, the project will rebuild the company's critical business support functions.

The core project team will comprise 50 people from Airservices Australia, Atos Origin and corporate knowledge services specialist, DA Consulting Group, which will provide important change management and training development deliverables. An additional 40 support staff will be drawn from across the three organisations. The project is scheduled for completion in the latter part of 2003.

The project, which will be implemented at sites in Canberra and Brisbane, upgrades essential business components including:

- Finance - procurement and customer billing
- Human Resources - rostering and payroll
- Asset management and maintenance
- Customer management
- Executive information systems

Graham Beer, Airservices Australia's manager of the Information Management Transformation Program, said, "*We look to Atos Origin to use its technical expertise and project management experience to successfully implement the software. Atos Origin's track record of completed projects in Australia and overseas, together with strong global resources, were also important factors.*"



The project focuses on enhancing the core SAP R/3 implementation with four key SAP Extended Enterprise Solutions. Of these, Strategic Enterprise Management (SEM) aggregates information from Airservices' existing Key Performance Indicators, allowing system diagnosis and enhanced business management. Together with Business Warehouse (system reporting), Enterprise Buyer Professional (internet procurement) and SAP Portals (rapid information access), SEM will create a best practice support system that is in line with the world's best.

Philip Cook, operations manager for Atos Origin Australia's Consulting and Systems Integration division, said, "*Implementing systems like these simultaneously across a business as critical as Airservices Australia's is no pushover. Understanding the nuts and bolts of interfacing functions is extremely complex and requires strong processes, knowledge and global backup to execute successfully.*"

ENDS

About Airservices Australia
Airservices Australia is a Government owned organisation responsible for the safe and efficient Australia management of air traffic across 11 per cent of the world's airspace. Services include air traffic control, airspace management, aeronautical information, radar communications, radio navigation aids, aviation maintenance and engineering, environmental management and aviation rescue and firefighting. For more information, visit the Airservices Australia website at www.airservices.gov.au.

About Atos Origin
Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

About DA Consulting Group
DACG is an international company that specialises in providing corporate education solutions to the Global Fortune 2000. DACG offers a variety of customised education services such as instructor-led training, documentation and e-learning programs, tailored to meet the needs of our clients. Since 1984, DACG has worked with over 650 organisations, helping their employees learn new technologies with the help of experienced education consultants and thrive in the midst of business change through proven change communication practices. Over almost two decades, DACG has helped more than 125 of the Global Fortune 500.


Atos
Origin

Press contacts:
John Gallagher
Managing Director
Atos Origin Australia
Tel: (02) 8907 4000
Email: john.gallagher@atosorigin.com

Richard Dudley
Corporate Communications Manager
Airservices Australia
Tel: (02) 6268 4479
Mobile: 0412 146828
Email: richard.dudley@airservices.gov.au

Adam Benson
Recognition Public Relations
Tel: (02) 9252 2266
Email: adam_benson@recognition.com.au

Atos Origin (Australia) Pty Limited
Level 16, 15 Blue Street
North Sydney NSW 2060

Ph: (02) 8907 4000
Fx: (02) 8907 4001


wave




Atos
Origin

Wave Systems and Atos Origin To Demonstrate Convenient E-Purse Application For "Cashless" Transactions

Smart Card E-Purse Application Could Be Reloaded From Home PC

Paris, France – 6 November, 2002 – Wave Systems Corp. (NASDAQ:WAVX), a leader in trusted computing solutions and services, and Atos Origin, the European leader in securised internet payment and e-purse, will demonstrate a new "cashless" electronic purse transaction application that could have a stored value smart card reloaded from a home personal computer. This new capability will be demonstrated at the Cartes 2002 trade show, 5-7 November, Paris Nord Villepinte Exhibition Centre, Booth 4M007, in the IT Security section.

An electronic purse or e-purse is typically a smart card that has stored money value and that can be reloaded at a bank or terminal in a retail store. E-purses can be used for smaller retail purchases in place of a bank debit or credit card and can also replace paper cash and annoying coinage.

"While e-purse usage is relatively small today, industry observers feel its use would grow dramatically if value reloading was made more convenient. By demonstrating the reloading of an e-purse smart card with a Trusted PC in the home, Wave Systems is showing another way its advanced EMBASSY® technology can make commerce more secure and convenient," said Steven Sprague, Wave's president and CEO.

"The electronic wallet, for which Atos Origin is technical operator, is currently being deployed in France. I am very pleased that Wave Systems Corp. is supporting this new payment system by allowing users to also reload their wallets at home via the Internet." added Christian HUGUET, Managing Director of Services Activities for Atos Origin.

Wave Systems is the developer of the EMBASSY® Trust System, for secure e-commerce and trusted digital exchange, and the EMBASSY® 2100 secure e-commerce chip. EMBASSY chips may be embedded in such products as computer keyboards, smart card readers and other computer components. When the EMBASSY system





secures a device such as a personal computer, personal information such as credit card numbers, PIN numbers and other end user secrets are protected from theft. An EMBASSY-enabled trusted PC features an e-purse, a secure wallet, secure identity, secure e-mail and secure shopping capabilities.

"Because Wave's EMBASSY technology in a consumer's PC authenticates the user, the Atos Origin e-purse application is desirable for financial services companies because they can be certain that a qualified customer is receiving the stored value," said Bruno Leconte, Wave's vice president, European Operations. "The possibilities for Internet fraud are significantly reduced. This demonstration with Atos Origin is another example of the growing list of partner relationships Wave is forming to deliver security and e-commerce technologies for the EU market."

About Wave Systems Corp:
Wave Systems is a leader in trusted computing solutions and services, including its SignOnline® Suite of Services, a complete web-based digital signing and document storage solution. Wave Systems has developed hardware-based EMBASSY® Trusted Client technology, a Wave TrustEdge® brand of products and the software-based SignOnline Suite of Services as foundation elements for trusted computing.
Wave's TrustEdge product line is a comprehensive set of hardware, software, development tools and EMBASSY-based trust infrastructure that allows manufacturers of input devices to develop trusted platforms which are flexible and programmable to support authentication, logon, and identity vault requirements.
TrustedEdge-enabled input devices are able to handle multi-factor authentication and identity credentials including passwords/PINs, smart cards, magnetic stripe cards and tokens. TrustEdge can be integrated into a wide range of input devices such as keyboards, smart card readers, biometric readers, cell phones and GPS sensors. For more information about Wave Systems, visit http://www.wave.com.http://www.wave.com.

European Contact
Bruno Leconte
Wave Systems
+33 - 2 28 07 42 01
bleconte@wavesys-emea.com

Media
John Callahan
Wave Systems
413-243-7029
jcallahan@wavesys.com

About Atos Origin
Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com


Intel®
solution
services


Atos
Origin

INTEL® SOLUTION SERVICES AND ATOS ORIGIN SIGN MEMORANDUM OF UNDERSTANDING TO DRIVE BUSINESS IN FRANCE

New agreement sees industry leaders collaborate to offer businesses combined knowledge and experience in IT projects.

Munich, November 5th, 2002: Intel® Solution Services, Intel Corporation's strategic enterprise consulting services organisation, has signed a Memorandum of Understanding (MOU) with IT services supplier and systems integrator, Atos Origin. The agreement enables both parties to collaborate and share knowledge to deliver fully optimised, Intel-based solutions to Atos Origin customers in France.

With an initial focus on the Intel Solution Services' Consolidation, Migration, Web Services and e-Commerce Practices, Atos Origin and Intel Solution Services are emulating systems for clients, at one of the Intel® Solution Centres or at the collaborative platform, located in Paris, which is part of a shared competency center Intel-Atos Origin-HP Compaq, dedicated to e-business solutions. After initial consultation and design, proposed solutions are configured and optimised at the centres, before being implemented and managed for customers by Atos Origin.

As more businesses begin to appreciate the value of piloting technology prior to deployment and the benefits of optimizing the infrastructures, Intel Solution Services and Atos Origin can ensure customers take delivery of the best solution for their mission critical requirements, fully configured to provide maximum performance, reliability and resilience. Through Intel Solution Services' key industry alliances, Atos Origin's highly skilled consultants have access to technology roadmaps, providing valuable advance information, ensuring solutions are future-proof, performance is maximised and ROI is fully realised.

Mark Harris, Director, Strategic Market Development, Intel Solution Services EMEA, commented: *"Intel Solution Services and Atos Origin have been working together for a few months. The MOU further strengthens our relationship and gives Atos Origin customers a complete solution, delivering added return on investment. For Intel Solution Services, the MOU means that we are able to work with a local name that is trusted throughout the region for expert advice, outstanding customer care and unparalleled experience in delivering the best solutions to customers."*

"Atos Origin has always invested substantially in new technologies and offered large clients the best innovations through continuously achieved benchmarks. This partnership fits in with that strategy and aims to provide the tools needed to select the best solution for each client's Information System," said **Pascal Exertier CEO of Atos Origin Systems Integration in France**, *« the ability to pilot and optimise high performance solutions before implementation is invaluable. »*

About Intel Solution Services

Intel Solution Services is Intel Corporation's Strategic Enterprise Consulting Services Organisation. Together with its global partners, Intel Solution Services provides tangible, competitive, business advantages to leading worldwide organisations, enabling enterprise solutions based on leading-edge Intel Architecture platform technologies, today. Intel Solution


intel®
solution
services


Atos
Origin

Services is uniquely positioned to ensure organisations make the right investment decisions in enterprise infrastructure and solutions for now and into the future. Intel Solution Services has specialist practice areas in the following areas:

- Migration and consolidation
- Data centres
- Application platforms
- Consolidation
- Ecommerce
- Web services

Additional information is available at:
www.intel.com/internetservices/intelsolutionservices

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com



03 JUN 11

FOR IMMEDIATE RELEASE

Atos Origin - 3rd Quarter Results 2002

OUTSOURCING STRONG IN A DIFFICULT MARKET

Paris/Amsterdam - November 13th, 2002 - Atos Origin, a leading European information technology services provider, today announced its results for the third quarter of 2002. Revenues amounted to EUR 734 million, an increase of just under 2% compared with the third quarter of 2001, including a first-time contribution from Atos KPMG Consulting in September. The group's operating margin was 8.0% for the third quarter overall, including the summer vacation period, but profitability in the base business rebounded strongly in September and is expected to be close to 9% during the last quarter of 2002. Net debt fell by EUR 51 million in Quarter 3, to EUR 605 million.

The appendix to this statement gives revenues by service line and geographic area:

The Consulting and Systems Integration market remained weak in the third quarter. Excluding Atos KPMG Consulting, revenues were EUR 289 million, 17% lower than in the same quarter last year. In addition to the general reduction in project volumes, pricing pressure has continued in most parts of Europe. We have responded to market conditions with a program of continuous and pro-active restructuring which has enabled the company to stabilize profitability, although this remains below target levels.

The acquisition of KPMG Consulting in the UK and The Netherlands was completed in the second half of August 2002 and revenue of EUR 41 million has been consolidated for the month of September. The consulting market remains tough, especially in the UK, and it is for this reason that we initiated a further restructuring plan immediately after closing. Nevertheless, we remain confident that the strategic objectives of the acquisition are sound and that the quality of staff at Atos KPMG Consulting will enable the company to deliver strong revenue growth as market conditions improve.

Managed Services again reported like-for-like revenue growth at over 20% in Quarter 3 - to EUR 313 million - largely driven by the major order signings with KPN. We continue to place great emphasis on strategic contracts with our key client account base. Consequently, profitability in this service line remains strong.

On-Line Services revenues were 2% higher in the third quarter on a constant scope basis, with a continuation of the quarter by quarter improvement in profitability.



Nearly 60% of the group's revenues were generated by the Managed Services, On-Line Services and application management activities, which are based on multiple-year contracts and are recurring in nature. These businesses in total continue to grow at a double-digit rate.

The group recorded a further strong cash inflow during the third quarter. Net debt fell to EUR 605 million at September 30th, 2002, compared with EUR 656 million at the end of June on a pro forma basis, assuming that the acquisition of Atos KPMG Consulting had been closed at that date.

Outlook:
The Consulting and Systems Integration market remains weak, with little sign of any substantive recovery at the present time. We therefore expect the Group's reported revenues for the full year, including an initial four-month contribution from Atos KPMG Consulting, to be at about the same level as in 2001.

The Group is continuing to manage staff resources and other costs on the basis that current conditions in C&SI will prevail throughout much of 2003, although we have delayed our budgeting process to allow more time to assess our client's needs. Due to vigorous on-going management controls, the profitability of the base business in September was significantly better than in July and August. As far as Atos KPMG Consulting is concerned, we expect the current restructuring program to improve the level of profitability significantly by the end of the year. The Group's operating margin for 2002 as a whole should therefore be slightly above the year-to-date level at the end of Q3, which was 8.7%.

Bernard Bourigeaud, Chairman and Chief Executive, commented:

"We are operating in the most difficult market conditions for many years. In spite of this, our highly visible Managed Service and On-line Services businesses provide stability and a valuable counterweight to the current weakness in Consulting and Systems Integration. By also continuously reviewing our cost base, we have been able to sustain a reasonable, though not yet adequate, level of profitability and we will be in much better shape as the market recovers.

We are well advanced with the integration of Atos KPMG Consulting, which will produce good commercial synergies as the market recovers. We will also profit from the current situation through our efforts to focus on the development of market and key account management, leading to much stronger relationships with our clients. The most important task is to ensure that we continue to give those clients excellent service, to help them become more efficient in their operations and thereby carry them through the difficulties that they too are experiencing in current economic conditions.

We have a clear strategy, based on a well-balanced mix of service offerings in carefully chosen industry sectors. We also have a strong client base and a stable international management team, and remain confident that the company is well positioned to benefit when the market recovers."



Ticker Symbol
With effect from today, the Euronext ticker for Atos Origin has been changed from SAX to ATO, and the Reuters ticker from SEGN to ATOS.

About Atos Origin
Atos Origin is a leading international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues of EUR 3.5 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodaphone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0)1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com

Contact for Investors:

John White, Tel: +33 (0)1 49 00 96 64 – john.white@atosorigin.com



REVENUE BY SERVICE LINE

	Third Quarter			Year to Date		
Million Euros	**2002**	**2001**	**% Change**	**2002**	**2001**	**% Change**
Consulting & SI	289	349	-17.1%	948	1,116	-15.0%
Managed Services	313	258	+21.4%	958	783	+22.4%
On-Line Services	91	90	+2.0%	274	257	+6.4%
Organic Growth	**693**	**697**	**-0.4%**	**2,180**	**2,156**	**+1.1%**
Acquisitions	41			41		
Businesses Sold		21			72	
Exchange Rates		5			13	
TOTAL	**734**	**723**	**+1.6%**	**2,221**	**2,241**	**-0.9%**

REVENUE BY GEOGRAPHIC AREA

	Third Quarter			Year to Date		
Million Euros	**2002**	**2001**	**% Change**	**2002**	**2001**	**% Change**
France	264	253	+4.5%	807	746	+8.3%
The Netherlands	208	174	+19.9%	649	555	+16.3%
EMEA	175	210	-16.6%	572	647	-11.7%
The Americas	29	44	-32.9%	105	155	-32.4%
Asia Pacific	17	16	+3.7%	47	53	-10.3%
Organic Growth	**693**	**697**	**-0.4%**	**2,180**	**2,156**	**+1.1%**
Acquisitions	41			41		
Businesses Sold		21			72	
Exchange Rates		5			13	
TOTAL	**734**	**723**	**+1.6%**	**2,221**	**2,241**	**-0.9%**

[**Note**: Quarterly revenue figures are unaudited]


Atos
Origin

Smart Card Payments for Amounts Less than Eight Euros

Atos Origin
Technical Operator for Moneo E-Purse

(Paris, November 14, 2002) – **With the Moneo e-purse introduction in the greater Paris area, Billetique Monétique Services (BMS) confirms its choice of Atos Origin to lead Moneo's deployment throughout France, until project completion in 2003. A European leader in payment services and solutions, Atos Origin is committed to developing the pilot e-purse project into a powerful, reliable, automated payment system.**

The challenge for Atos Origin is to build and operate by year-end 2003 a system capable of handling more than ten million payments a month, while providing uninterrupted service and a totally secure system. Moneo's introduction in Paris and the surrounding Ile-de-France region represents a significant step forward, with 60% of France's largest cities now e-purse enabled.

BMS has contracted with Atos Origin to run the system and guarantee that it will benefit from the expertise and skills of a proven operator, recognized by banks and experienced in industrial processing of data flows.

"*The originality of the French e-purse and Atos Origin's ability to implement the project and guarantee uninterrupted service are the keys to success and to acceptance by users and other major players*" said BMS Chief Executive Pierre Ferztand.

For Moneo, Atos Origin is involved in all stages of the process, notably:

- Remote retrieval of payments in sales outlets on Atos Origin servers and processing of those payments.
- Presentation of transactions for collection by Société Financière du PME Interbancaire (SFPMEI), the company that guarantees e-purse reloading and payments.
- Processing of requests for e-purse loading from terminals located in banks and stores equipped for fast reloading.
- Careful security monitoring throughout the transaction chain to prevent fraud.

The operating system is built on the Poseidon platform, designed and developed by Atos Origin in Germany and widely accepted by German banks.

As operator for other e-purse projects that have been deployed or are currently being installed, Atos Origin:

- Operated Carte Pass for ski resorts and the private e-purse for the 1998 FIFA Soccer World Cup.
- Developed and currently operates e-purse services in Germany, Luxembourg and Ireland.
- Formerly operated Modeus, an e-purse project launched by the Paris Transit Authority (RATP), the French National Railway (SNCF), La Poste, Société Générale and Centre National des Caisses d'Epargne. Modeus was merged with Moneo in 2000.
- Was selected by French municipal governments, which conducted some of the country's earliest e-purse projects, to implement solutions in such areas as parking payment, school meal programs, and local services.


Atos
Origin

In the 1970s, Atos Origin teams were involved in a number of pilot projects, including IPSO, the first interbank memory card payment experiment; portable healthcare files for France's Defense Ministry; portable student files for the Education Ministry; and contactless smart cards.

In the future, Atos Origin will develop new interactive services for large companies, banks, local governments and public service providers, which view the e-purse as an extraordinary tool for retaining subscribers and users.


Atos
Origin

About Atos Origin

Atos Origin is a leading international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues of EUR 3.3 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com




BALTIMORE
www.baltimore.com
GEMPLUS™


Atos
Origin

Secure transactions via mobile phone

SFR Selects Atos Origin, Baltimore Technologies and Gemplus to Implement SECURISIGN: Electronic Signature Solution for Mobile Devices

(Paris – November 15, 2002) — Coming as a result of the technological partnership between Atos Origin, Baltimore Technologies and Gemplus, SECURISIGN is based on Public Key Infrastructure (PKI) and guarantee secure transactions.

Atos Origin leads a consortium of technical service providers comprising Baltimore Technologies, the global leader in e-security products, services and solutions, and Gemplus, the world's leading provider of smart card solutions.

The SECURISIGN project, launched in April, is the outcome of a tight partnership between leading players : hosting of OTA et S@T servers, dedicated SIM card application developed by **Gemplus**; a specific PKI platform designed and configured for the pilot by **Baltimore Technologies** (Telepathy™ solution) ; integration and hosting of the PKI *MediaCert* platform and transactionnal platforms, secure transactions processing, supply of the API to merchants by **Atos Origin**.

The four-month pilot, which began on November 4, is being carried out under real conditions, with 300 subscribers taking part. It will enable the partners to validate users' acceptance of SECURISIGN and especially their reaction to its ergonomics. The results will help provide a foundation for deploying remote, secure transaction solutions (m-banking, m-commerce, m-government service, secure access, ...).

The pilot features:

- A complete PKI (validation, revocation, CRL, storage, etc.)
- The supply of the API mSign protocol to merchants to initialize and track requests for electronic signatures
- electronic signature generation from mobile SIM card
- ergonomic navigation based on SMS (S@T browser)
- History, management and mining of the transaction database.
- Interconnection with SFR's SMS-C gateway to send and receive messages
- ...

Atos Origin and e-Security

Atos Origin is a leading name in e-security thanks to its unparalleled experience as a trusted technical operator in projects featuring significant volumes and stringent security requirements, notably for banking, finance and investment customers (bank card payment systems, clearing houses, Euronext, etc.).

The *MediaCert* trust and certificate authority solution enhances and enriches Atos Origin's online transaction security offerings, such as:

- **SIPS** (Secure Interactive Processing Services), a simple and secure payment solution.
- **Virtual-ID**, secure management of online transactions and banks.
- **PME** (electronic purse), management of French electronic purse transaction flows.



Atos Origin is the leading online and e-purse payment security operator in France and Germany, with more than one million secure Internet transactions a month in France alone.

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.3 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, go to http://www.atosorigin.com.

About Baltimore Technologies

Baltimore Technologies' products, services and solutions address the fundamental security needs of e-business in distributed environments. Baltimore's e-security technology enables companies to verify the identity of electronic counterparts and securely manages which resources and information users can access through open networks. Many of the world's leading organisations in Finance and Government have deployed Baltimore's e-security technology to enable e-business over fixed and wireless networks. Baltimore offers worldwide support for its authorization management and public key-based authentication products.

Baltimore's products, services and solutions are sold directly as well as through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on the London Stock Exchange (BLM.L). For more information on Baltimore Technologies, please visit http://www.baltimore.com

About Gemplus

GEMPLUS: the world's number one provider of solutions empowered by Smart Cards

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.
Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2001, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost and Sullivan). Gemplus was also awarded Frost and Sullivan's 2002 Market Value Award for its exceptional performance.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1.023 Billion Euros. It employs 6721 people in 37 countries throughout the world.

Gemplus: Beyond Smart
www.gemplus.com

Press Contacts

Atos Origin:
Anne de Beaumont Tel.: +33 (0)1 49 00 96 42 E-mail: anne.debeaumont@atosorigin.com

Baltimore Technologies:
Irène Dehaene Tel.: +353 1 8816000 E-mail: irene.dehaene@baltimore.com

Gemplus :
Jane Strachey Tel: +33 (0) 4 42 36 46 61 E-mail: jane.strachey@gemplus.com
Gemplus Telecommunications PR Manager





Atos Origin's Systems Integration Business:
ISO Certification Renewed
and Upgraded to 9001:2000 Requirements

(Paris - November 20, 2002) — Atos Origin's Systems Integration operations in France have been re-certified to the new ISO 9001:2000 standard by AFAQ, the French quality assurance association.

Atos Origin's Systems Integration operations received ISO 9000 certification in 1993 from AFAQ, the world's leading ISO 9000 certification organization. The certification has now been renewed and upgraded to ISO 9001:2000 requirements, confirming continuous improvements in Atos Origin's management system and performance over the past ten years that have resulted in better service to clients in terms of quality, costs and deadlines.

More specifically focused on customer satisfaction than its predecessor, the latest version of the ISO 9001 standard requires a systematic approach to quality management and fully integrates product and service realization processes into the quality management system. Consequently, the certification audit of the Systems Integration business covered all aspects of the system, from project design to delivery, and involved the entire organization, including senior management, communication and human resources teams. Throughout, the goal was to validate that all processes were effectively managed and efficient.

Certification covered:
- All phases of IT systems engineering and integration projects—from pre-sales to maintenance—including Atos Origin's proprietary products.
- Support services for client IT systems.

As part of its commitment to continuous quality improvement, Atos Origin developed the **A**tos **O**rigin **B**usiness **P**rocess **M**odel (**AOBPM**), which indexes and formalizes all operations for each Atos Origin unit. In this way, the system was extended beyond quality management to integrate production, management, support and finance operations.

AOBPM made it much easier for Systems Integration teams to migrate the quality system, which complied with the 1994 version of the ISO standard, to a full-fledged management system, as required by the 2000 version. This was accomplished mainly by deploying a process known as **R**isk **A**ssessment **in** **N**amed **B**usiness **O**pportunities **W**orldwide, or **Rainbow**.

Rainbow is the key component of the AOBPM process. Applicable to all Atos Origin operating units, it provides a common language and tools for project management, thereby ensuring that risks are managed at the appropriate level, that the decision-making process is traceable, and that, when necessary, Business Units involved in the same project work together to ensure successful completion.


Atos
Origin

Atos Origin's Systems Integration business is specialized in the design, development, integration and applications maintenance of customized information solutions, providing:

- Consulting services in IT system architecture.
- Design, deployment and support for large-scale, fee-based IT projects.
- Management systems, information techniques, embedded systems and real-time solutions.
- Dedicated or pooled applications maintenance.
- Educational engineering, including training, change support, e-learning and document engineering.

About Atos Origin

Atos Origin is a leading international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues of EUR 3.3 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com
Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com



Renault Chooses Atos Origin to Host its 3 New Official and Business Websites: www.renault.com - www.renault.com.br - www.renault.es

Paris, November 21, 2002 – Just one year after choosing Atos Origin to host its first 3 eCommerce websites in France, Germany and the United Kingdom, Renault has extended its partnership with Atos Origin to host the manufacturer's official website as well as 2 new eCommerce websites in Brazil and Spain.

Two new eCommerce websites to be hosted by Atos Origin

In the spring of 2001, Renault inaugurated a new generation of websites dedicated to eCommerce, in order to provide its European clients with online access to its entire range of products and services. Renault called upon Atos Origin to host the sites **www.renault.fr**, **www.renault.de**, and **www.renault.co.uk**.

Just one year after opening these 3 eCommerce services, Renault has set up two new online sales websites, which Atos Origin was asked to host:

- www.renault.com.br in Brazil
- www.renault.es in Spain

Atos Origin extends its hosting services to include Renault's official website

In addition to these new, international eCommerce sites, Renault has set up a new official website: www.renault.com. Hosted by Atos Origin and using the Microsoft environment, this website provides Internet users with information in French and English on:

- The Group's presentation and array of products and services
- Company news (press releases)
- Financial and investors' information
- Renault's job offers
- Features on subjects related to the car industry (know-how, hobbies, etc.)
- Discovery of the latest media campaigns.

Renault / Atos Origin: A Technology Partnership

All of these sites are hosted on Atos Origin's Multimedia platform, which includes:

- Advice to prime contractors on architecture and industrialization
- Implementation of a specialized, safe and redundant technical hosting platform defined in collaboration with Renault

The specialized hosting service addresses daily and applicative management for the sites.



About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues of EUR 3.3 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin's Multimedia Division is specialized in design, development, integration and hosting of French and European foremost online applications : web sites, portals, market places, advanced phone services and mobile phone services.

Atos Origin Press Contact :
Anne de Beaumont
Tel : +33(0)1 49 00 96 42
Email : anne.debeaumont@atosorigin.com

Renault Press Office:
Tel : +33 (0)1 41 04 64 69


Atos
Origin

Press Release

Atos Origin, a major eBusiness and IT services provider for the European automotive market, To Exhibit at “Odette 2002” in Berlin

November 27 and 28 at the Estrel Convention Center
In Berlin, Germany
Stand 1

Atos Origin, November 27, 2002 – The Odette 2002, the seventh Annual Conference and Exhibition of Odette International will be held in partnership with Atos Origin at the Estrel Convention Center in Berlin, from November 27 to 28, 2002.
Atos Origin will also take part as an exhibitor at the event and will showcase the Group's Automotive solutions and track record as a European leader in :

- ***Supply Chain Management (SCM),***
- ***Customer Relationship Management (CRM),***
- ***and eBusiness.***

As a recognized IT services provider for the European automotive Community, for leading names such as Valeo, Fiat, Renault, Peugeot, BMW and etc, Atos Origin is currently involved in the crucial changes which the automotive industry is today facing : the effects of globalization and new alliances, a need to shorten time-to-profit, the changing European distribution channels and the increased focus on the end-customer.

Atos Origin's specialist expertise is helping the Industry by providing innovative and leading edge solutions. Full details of the Atos Origin Automotive solutions and services will be presented on the group's stand (1) : WebEDI supply chain solutions, Car Dealer Systems, Contact Centers, Loyalty Systems (Poseidon), Telemarketing, ERP, PDM, Warehouse Management, EProcurement, Web services, and mPlaces / Portals.

Atos Origin will also be leading a session together with Valeo on Wednesday, **November 27**, at **3:15 pm**. The Groups' experts will discuss on the following subject : “**Management of a global customer and supplier integration platform**”, with a focus on the successful link between **Valeo's corporate SAP/R3 system** and **Atos Origin' ACTIS Integration manager**.
This session will be held *by* ***Reinhold Urbas, IS Manager Business Systems Valeo Wiper Systems Europe*** and ***Robert Fuchs, Senior Consultant Atos Origin***.


Atos
Origin

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues of EUR 3.3 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com.

Press Contacts :

Marie-Tatiana Collombert / Emilie Moreau
Tél : 01 49 00 96 33 / 91 87
marie-tatiana.collombert@atosorigin.com
emilie.moreau@atosorigin.com



PRESS RELEASE

Teleroute renews contract with Atos Origin

Teleroute, the leading European freight and vehicle exchange service, has further strengthened its relationship with Atos Origin by renewing a five-year contract for technical development and hosting. Atos Origin has been providing services to Teleroute since 1985.

In addition to creating the on-line freight and vehicle exchange for the Web, PC and Minitel, Atos Origin has also developed and manages a range of complementary products especially for Teleroute. They include "KM", a state-of-the-art route planner for road transport professionals, Closed Users Group (CUG) which optimises the work flow of a predefined group of preferred partners, and all the back office systems that support the on-line services.

"Our strong and long lasting partnership with Atos Origin has been a key to our success," said Raimundo Diaz, CEO, Teleroute. "Over the past 17 years we have worked together to bring both new and improved services to our customers all over Europe. They know and understand our business, are quick to respond to changing needs and are committed to achieving common goals. Atos Origin combines the benefits of a large international organisation, with a sense of customer focus, flexibility and personalised service."

"We are extremely pleased to be partners of such a dynamic and forward-looking organisation," said Didier Dhennin, CEO of Atos Origin Multimedia Division in France. "Teleroute was at the forefront of e-business years before most companies had even heard of the concept. It is really exciting to work hand-in-hand with the pan-European Teleroute team and to help transform their vision and ideas into technical reality."

Atos Origin also provides for Wolters Kluwer, Teleroute's parent company, consulting, systems integration and online services such as the European Internet Platform, the Jobnews Career Board, and the E-Learning Platform.

Note for the editor:

About Teleroute
Teleroute, created in 1985, develops and markets the leading on-line freight and vehicle exchange for the road transport industry in Europe. With 56,000 offers posted on a daily basis and consulted by some 35,000 users, it achieves more than €50 M sales in 16 countries. It is part of the Wolters Kluwer group (www.teleroute.com).

About Wolters Kluwer
Wolters Kluwer is a multinational information services company with annual sales of approximately EUR 3.8 billion, employing approximately 20,000 people in Europe, North America and Asia Pacific. The company's core activities are Legal & Regulatory, International Health, and Education. The Wolters Kluwer shares are quoted on the Euronext Amsterdam. (www.wolters-kluwer.com).

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and the Netherlands, trading as Atos KPMG Consulting. The company generates annual revenues of EUR 3.3 billion, employs 30,000 employees in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com.

About Raimundo Diaz Jiménez

Raimundo Diaz Jiménez, 37, became CEO of Teleroute in October 2002. He joined the company in August 2001 as Chief Strategy & Business Development Officer bringing with him extensive experience in industry, management consulting and financial services gained through positions in London, Milan, Madrid and Paris. He was promoted to Chief Strategy and Product Officer in March 2002. Diaz holds a MBA (Insead) and degrees in Law and Economics. Before joining Teleroute he was Executive Vice President, South America for Lafarge Lime where he was in charge of the development and subsequent management of acquired companies in Latin America.

About Didier Dhennin

Didier Dhennin, 49, graduated from France's Arts et Métiers engineering school and holds a post-graduate degree from Institut Contrôle de Gestion (ICG). He joined Atos Origin in 1984 and has been General Manager of the Multimedia Division for more than 10 years.

Teleroute press contact:
Denise Crenwelge
Communication Manager

Teleroute.com
Blue Tower
Avenue Louise, 326 box 8
Louizalaan, 326 box 8
1050 Brussels - Belgium
http://www.teleroute.com

Phone: +32 (0) 2 641 13 60
Fax: +32 (0) 2 646 47 78
Email: dcrenwelge@teleroute.com

Atos Origin Press Contact :
Anne de Beaumont
Tel : +33 (0)1 49 00 96 42
Email : anne.debeaumont@atosorigin.com





Atos Origin Selected by French National Space Research Center To Create a Central LDAP Directory

(Paris – December 19, 2002 – Following the signing of a contract to integrate a central directory for France's National Space Research Center (CNES), Atos Origin will deliver a comprehensive LDAP directory solution as part of the SAFIR project. The directory will host data relating to the users and resources of the CNES Information System.

Due to the increasing number of applications in enterprise information systems, the same information is often duplicated in different databases, each governed by its own management rules. This situation is being amplified by the expansion of networks and distributed applications, in particular in Internet-Intranet environments. The CNES has decided to counter the associated risks by implementing an enterprise directory capable of federating and incorporating information from disparate sources. The directory will also make it possible to offer external interfaces enabling easy access to its contents.

"We had three objectives for the SAFIR project. First, we wanted to create a directory that would meet user requirements. We spent a long time identifying these requirements to define the scope of the data and the interfaces for accessing them. Second, we wanted to improve certain processes for managing or updating data, and organize exchanges among data generators. Third, we wanted to prepare for the next upgrades to our Information System, in particular those concerning authentication and electronic certificates," says Gilles Soulet, project manager at the CNES.

Leveraging its experience with directories and their integration into complex systems, Atos Origin was able to offer the CNES a solution that meets its requirements in the areas of availability, distribution (to the four CNES centers), security and openness. The solution introduced by Atos Origin includes hardware and software platforms, as well as specific developments and system integration and maintenance.

Led by the Toulouse Space Center, the project will be deployed at all CNES locations, including Kourou in French Guiana.

The proposed solution is based on the following key elements:

- Iplanet Directory Server for the Sun Solaris-based directory engine, with inter- and intra-center replications.
- Calendar Directory Manager for the HMI providing user access to the directory.
- Software mechanisms for IP load distribution, and "clustering" for the system's overall availability.
- Specific developments for coupling the directory with the various data generator and user information sources (HR, PABX, e-mail, etc.).





About the CNES

Created in December 1961, the CNES is responsible for developing France's space activities. Its operations and products are market-oriented and are driven by innovation and research to develop new applications.

The role of the CNES is to propose directives to the French government concerning its space policy and to implement the resulting programs with its partners. The CNES is a major participant in the European Space Agency (ESA) and conducts a dynamic national program that guarantees the worldwide competitiveness of its products and services. The areas covered by this policy reflect critical strategic and economic challenges:

- Access to space with the Ariane program and operation of a launch center in French Guiana (the Guiana Space Center). The program is conducted within the framework of the ESA, with launch services marketed by Arianespace.
- Commercial applications of space techniques, such as Earth observation (Spot, Meteosat, IASI, etc.), telecommunications and data collection (Télécom 2, Stentor, Argos, Cospas/Sarsat, etc.).
- Scientific programs in collaboration with the research organizations, under European or international cooperation programs (Topex-Poséidon, Envisat, Jason, Polder, Oersted, Demeter, Rosetta, Mars Express, etc.).
- Activities associated with research in microgravity environments and the preparation of experiments planned for the International Space Station.
- Activities related to defense (Hélios, etc.)

Press Contact:

Eliane Moreaux Phone: +33 05 61 27 33 44 – fax : 33.05.61.28.33.15 eliane.moreaux@cnes.fr

About Atos Origin

Atos Origin is a leading international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and The Netherlands, which now trade as Atos KPMG Consulting. The company generates annual revenues of EUR 3.3 billion and employs 30,000 staff in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo-Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 49 00 96 33 – marie-tatiana.collombert@atosorigin.com

Anne de Beaumont – Tel 33 (0)1 49 00 96 42 – anne.debeaumont@atosorigin.com

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19 RUE DU GENERAL DELESTRAINT 75016 PARIS

EXTRAIT KBIS

EXTRAIT AU 16 DECEMBRE 2002

MEMBRE DU DIRECTOIRE *MONSIEUR ILLIEN DOMINIQUE*
NE(E) LE 19 AOUT 1953 COMMUNE DE NAISSANCE 94 ST-MAUR DES FOSSES
NATIONALITE FRANCAISE
30 AVE DU NORD 94100 ST MAUR DES FOSSES

MEMBRE DU DIRECTOIRE *MONSIEUR GUILHOU ERIC*
NE(E) LE 27 SEPTEMBRE 1958 COMMUNE DE NAISSANCE VERNON 27200 PAYS FRANCE
NATIONALITE FRANCAISE
7 RUE PASTEUR 92380 GARCHES

MEMBRE DU DIRECTOIRE *MONSIEUR TIELMAN JANS*
NE(E) LE 19 JANVIER 1952 COMMUNE DE NAISSANCE VEENDAM PAYS PAYS-BAS
NATIONALITE NEERLANDAISE
PRINSENGRACHT 734 A 1017 LC AMSTERDAM (PAYS BAS)

MEMBRE DU DIRECTOIRE *MONSIEUR KIEBOOM WILBERT*
NE(E) LE 18 MARS 1959 COMMUNE DE NAISSANCE MAASTRICHT PAYS PAYS-BAS
NATIONALITE NEERLANDAISE
WAGNERLAAN 12, 3723 JV BILTHOVEN (PAYS BAS)

MEMBRE DU DIRECTOIRE *MONSIEUR LOMAX TIMOTHY G*
NE(E) LE 31 JUILLET 1946 COMMUNE DE NAISSANCE TORONTO PAYS CANADA
NATIONALITE CANADIENNE
BLACK CREEK TRAIL 89 L1E1J2 ONTAR IO

MEMBRE DU DIRECTOIRE *MONSIEUR ANDERSON JEREMY*
NE(E) LE 08 JUIN 1958 COMMUNE DE NAISSANCE PENANG PAYS MALAISIE
NATIONALITE ANGLAISE
SE11 20 WEST SQUARE 45 N LONDON

MEMBRE DU CONSEIL DE SURVEILLANCE *MONSIEUR BAZY DOMINIQUE*
NE(E) LE 15 SEPTEMBRE 1951 COMMUNE DE NAISSANCE PARIS 75007
NATIONALITE FRANCAISE
17 RUE DE CONSTANTINE 75007 PARIS

MEMBRE DU CONSEIL DE SURVEILLANCE *MONSIEUR FERRERO DOMINIQUE*
NE(E) LE 14 MARS 1947 COMMUNE DE NAISSANCE NICE 06000 PAYS FRANCE
NATIONALITE FRANCAISE
4 ALL GEORGES ROUAULT 75020 PARIS

MEMBRE DU CONSEIL DE SURVEILLANCE *MONSIEUR THEODORE JEAN-FRANCOIS*
NE(E) LE 05 DECEMBRE 1946 COMMUNE DE NAISSANCE PARIS 75014 ARRONDISSEMENT 14 PAYS FRANCE
NATIONALITE FRANCAISE
9 RUE CHAPTAL 75009 PARIS

MEMBRE DU CONSEIL DE SURVEILLANCE *MONSIEUR HOMMEN JOHANNES*
NE(E) LE 29 AVRIL 1943 COMMUNE DE NAISSANCE HERTOGENBOSCH PAYS PAYS-BAS

EXTRAIT KBIS

EXTRAIT AU 16 DECEMBRE 2002

NATIONALITE NEERLANDAISE
VAN LEYENBERGHLAAN 96, 1082 GM AMSTERDAM (PAYS BAS)

MEMBRE DU CONSEIL DE SURVEILLANCE *MONSIEUR WESTERLAKEN ARIE*
NE(E) LE 09 AVRIL 1946 COMMUNE DE NAISSANCE GORINCHEM PAYS
PAYS-BAS
NATIONALITE NEERLANDAISE
KEISERSGRACHT 79 B, 1015 CE AMSTERDAM (PAYS BAS)

MEMBRE DU CONSEIL DE SURVEILLANCE *MONSIEUR BAUVIN GERARD*
NE(E) LE 13 OCTOBRE 1931 COMMUNE DE NAISSANCE MONT ST AIGNAN 76130
PAYS FRANCE
NATIONALITE FRANCAISE
8 RUE C.B. METMAN 92200 NEUILLY SUR SEINE

VICE PRESIDENT ET MEMBRE DU CONSEIL DE SURVEILLANCE *MONSIEUR*
BOONSTRA CORNELIS
NE(E) LE 07 JANVIER 1938 COMMUNE DE NAISSANCE LEEUWARDEN PAYS
PAYS-BAS
NATIONALITE NEERLANDAISE
JAGERSHOEK 11, 2970 SCHILDE (BELGIQUE)

COMMISSAIRE AUX COMPTES TITULAIRE *CABINET DELOITTE ET TOUCHE*
TOHMATSU
185 AV CHARLES DE GAULLE 92200 NEUILLY SUR SEINE

COMMISSAIRE AUX COMPTES TITULAIRE *AMYOT EXCO*
104 AVE DES CHAMPS ELYSEES 75008 PARIS

COMMISSAIRE AUX COMPTES SUPPLEANT *BUREAU D'ETUDES ADMINISTRATIVES*
SOCIALES ET COMPTABLES (B E A S)
7 VILLA HOUSSAY 92200 NEUILLY SUR SEINE
NO RCS NANTERRE 315172445

COMMISSAIRE AUX COMPTES SUPPLEANT *CABINET IGEC*
2 RUE WASHINGTON 75008 PARIS
NO RCS PARIS 662000512

RENSEIGNEMENTS RELATIFS A L'ACTIVITE COMMERCIALE :

ORIGINE DE LA SOCIETE : *CETTE SOCIETE, DEJA CONSTITUEE, TRANSFERE SON SIEGE DE*

ORIGINE DU FONDS : *FONDS DE COMMERCE ACQUIS PAR FUSION*

ACTIVITE : *TRAITEMENT DE L'INFORMATION LES ETUDES LE CONSEIL ET L'ASSISTANCE DANS LES DOMAINES PLUS PARTICULIEREMENT FINANCIERES ET BANCAIRES LA RECHERCHE LES ETUDES LA REALISATION ET LA VENTE DE PRODUITS OU SERVICES QUI PARTICIPENT A LA PROMOTION OU AU*

ADRESSE DU PRINCIPAL ETABLISSEMENT
IMMEUBLE ILE DE FRANCE - 3 PL DE LA PYRAMIDE - PARIS LA DEFENSE 89
-92800 PUTEAUX

R.C.S. NANTERRE B 323 623 603
1992B05492 *REFERENCE 0700026834*

EXTRAIT KBIS

EXTRAIT AU 16 DECEMBRE 2002

DEBUT D'EXPLOITATION LE *02 MARS 1982*

MODE D'EXPLOITATION : *EXPLOITATION DIRECTE*

OBSERVATIONS

DATE : *10 MARS 1994*
NUMERO DE L'OBSERVATION : 52576
SOCIETE AYANT PARTICIPE A LA FUSION : AXIMA SA - RCS B320401706 - TELEMATIQUE N1 - RCS B338508799--

DATE : *01 FEVRIER 1993*
NUMERO DE L'OBSERVATION : 52576

DATE : *31 AOUT 1995*
NUMERO DE L'OBSERVATION : 52576
SOCIETE AYANT PARTICIPE A LA FUSION : - SOCIETE C T L, RCS PARIS B950 039 644 -

DATE : *02 SEPTEMBRE 1997*
NUMERO DE L'OBSERVATION : 71246
FUSION ABSORPTION DES SOCIETES : SLIGOS (RCS NANTERRE B 709 809 578) ET MARBEN (RCS PARIS B 300 558 640) A COMPTER DU 30 JUIN 1997 -

DATE : *28 AOUT 2000*
NUMERO DE L'OBSERVATION : 56355
FUSION ABSORPTION DE LA SOCIETE FINANCIERE CORRELATION (RCS NANTERRE B 348880378) EN DATE DU 30/06/2000

EXTRAIT DELIVRE A NANTERRE LE 16 DECEMBRE 2002 SUR 04 PAGES.

LE GREFFIER ,

========================== FIN DE L'EXTRAIT ===============================

-THE OFFICE OF THE REGISTRAR OF
THE NANTERRE COMMERCIAL COURT
4, RUE PABLO-NÈRUDA
92020 NANTERRE CEDEX, FRANCE

REFERENCE PCN

KBIS EXCERPT

* * * * * * * * * *

EXTRAIT KBIS

EXCERPT AS OF DECEMBER 16, 2002

IDENTIFICATION :
CORPORATE NAME: ATOS ORIGIN
REGISTRY N°: R. C. S. NANTERRE B 323 623 603
(1992B05492)
ON: DECEMBER 24, 1992

INFORMATION CONCERNING THE CORPORATE ENTITY

LEGAL STRUCTURE: JOINT-STOCK COMPANY WITH A BOARD OF DIRECTORS AND SURVEILLANCE COUNCIL
CORPORATE CAPITAL: 44.055.676 EUR
COMMERCIAL NAME ATOS ORIGIN

ADDRESS OF HEAD OFFICES:
IMMEUBLE ILE DE FRANCE
3 PLACE DE LA PYRAMIDE, PARIS LA DEFENSE 9
92800 PUTEAUX

CORPORATE TERM: UNTIL MARCH 2, 2081
ACCOUNTS CLOSED ON: DECEMBER 31

INCORPORATION
FILING: ON MARCH 2, 1982, WITH THE REGISTRAR OF THE NANCY COURT

TRANSFER FROM PARIS

NANTERRE COURT FILING: ON APRIL 22, 1997 N° 011467
LEGAL PUBLICATION OF NEW PREMISES:
IN THE FEBRUARY 9, 1997 *LA VIE JUDICIARE, 23021997*

MANAGEMENT

CHAIRMAN OF THE BOARD OF DIRECTORS:
MR. BOURIGEAUD, BERNARD
DATE OF BIRTH: MARCH 20, 1944
PLACE OF BIRTH: BORDEAUX (33), FRANCE
NATIONALITY: FRENCH
ADDRESS: DEN GROOTEN HEER, HEREGRACHT 189 K,
1016 BE AMSTERDAM (THE NETHERLANDS)

CHAIRMAN OF THE SUPERVISORY BOARD:
MR. PASCAUD, HENRI
DATE OF BIRTH: NOVEMBER 26, 1936
PLACE OF BIRTH: PARIS (75015), FRANCE
NATIONALITY: FRENCH
ADDRESS: 19 RUE DU GENERAL DELESTRAINT
75016 PARIS, FRANCE

MEMBER OF THE BOARD OF DIRECTORS:

	MR. ILLIEN, DOMINIQUE
DATE OF BIRTH:	AUGUST 19, 1953
PLACE OF BIRTH:	ST-MAUR DES FOSSES (94), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	30 AVENUE DU NORD 94100 ST-MAUR DES FOSSES, FRANCE

MEMBER OF THE BOARD OF DIRECTORS:

	MR. GUILHOU, ERIC
DATE OF BIRTH:	SEPTEMBER 27, 1958
PLACE OF BIRTH:	VERNON (27), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	7 RUE PASTEUR 92380 GARCHES, FRANCE

MEMBER OF THE BOARD OF DIRECTORS:

	MR. TIELMAN, JANS
DATE OF BIRTH:	JANUARY 19, 1952
PLACE OF BIRTH:	VEENDAM, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	PRINSENGRACHT 734 A 1017 LC AMSTERDAM, NETHERLANDS

MEMBER OF THE BOARD OF DIRECTORS:

	MR. KIEBOOM, WILBERT
DATE OF BIRTH:	MARCH 18, 1959
PLACE OF BIRTH:	MAASTRICHT, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	WAGNERLAAN 12 3723 JV BILTHOVEN, NETHERLANDS

MEMBER OF THE BOARD OF DIRECTORS:

	MR. LOMAX, TIMOTHY G.
DATE OF BIRTH:	JULY 31, 1946
PLACE OF BIRTH:	TORONTO, CANADA
NATIONALITY:	CANADIAN
ADDRESS:	KEISERGRACHT 664 D 1017 ET AMSTERDAM, NETHERLANDS

MEMBER OF THE BOARD OF DIRECTORS:

	MR. ANDERSON, JEREMY
DATE OF BIRTH:	JUNE 8, 1958
PLACE OF BIRTH:	PENANG, MALAYSIA
NATIONALITY:	BRITISH
ADDRESS:	SE11 20 WEST SQUARE 45 N LONDON

MEMBER OF THE SUPERVISORY BOARD:

	MR. BAZY, DOMINIQUE
DATE OF BIRTH:	SEPTEMBER 15, 1951
PLACE OF BIRTH:	PARIS (75007), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	17 RUE DE CONSTANTINE 75007, FRANCE

MEMBER OF THE SURVEILLANCE COUNCIL:

	MR. FERRERO, DOMINIQUE
DATE OF BIRTH:	MARCH 14, 1947
PLACE OF BIRTH:	NICE (06), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	4 ALLÉE GEORGES ROUAULT 75020 PARIS

MEMBER OF THE SURVEILLANCE COUNCIL:

	MR THEODORE, JEAN-FRANÇOIS
DATE OF BIRTH:	DECEMBER 5, 1946
PLACE OF BIRTH:	PARIS 14 (FRANCE)
NATIONALITY:	FRENCH
ADDRESS:	9 RUE CHAPTAL 75009 PARIS

MEMBER OF THE SURVEILLANCE COUNCIL:

	MR HOMMEN, JOHANNES
DATE OF BIRTH:	APRIL 29, 1943
PLACE OF BIRTH:	HERTOGENBOSCH, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	VAN LEYENBERGHLAAN 96 1082 GM AMSTERDAM, NETHERLANDS

MEMBER OF THE SURVEILLANCE COUNCIL:

	MR WESTERLAKEN, ARIE
DATE OF BIRTH:	APRIL 9, 1946
PLACE OF BIRTH:	GORINCHEM, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	KEISERSGRACHT 79 B 1015 CE AMSTERDAM, NETHERLANDS

MEMBER OF THE SUPERVISORY BOARD:

	MR. BAUVIN, GERARD
DATE OF BIRTH:	OCTOBER 13, 1931
PLACE OF BIRTH:	MONT SAINT AIGNAN (76), FRANCE
NATIONALITY:	FRENCH
ADDRESS:	8 RUE CHARLES BERNARD METMAN 92200 NEUILLY SUR SEINE, FRANCE

VICE PRESIDENT AND MEMBER OF THE SUPERVISORY BOARD:

	MR. BOONSTRA, CORNELIS
DATE OF BIRTH:	JANUARY 7, 1938
PLACE OF BIRTH:	LEEWARDEN, NETHERLANDS
NATIONALITY:	DUTCH
ADDRESS:	JAGERSHOEK 11 2970 SCHILDE (BELGIUM)

STATUTORY AUDITOR:	CABINET DELOITTE ET TOUCHE TOHMATSU
ADDRESS:	185 AVENUE CHARLES DE GAULLE 92200 NEUILLY SUR SEINE, FRANCE

STATUTORY AUDITOR:

	AMYOT EXCO
ADDRESS:	104 AVENUE DES CHAMPS-ELYSEES PARIS (75008), FRANCE

ALTERNATE STATUTORY AUDITOR:

BUREAU D'ETUDES ADMINISTRATIVES SOCIALES ET COMPTABLES (B.E.A.S.)
ADDRESS: 7-9 VILLA HOUSSAY
92200 NEUILLY SUR SEINE, FRANCE

ALTERNATE STATUTORY AUDITOR:

CABINET IGEC
ADDRESS: 2 RUE WASHINGTON
75008 PARIS, FRANCE

INFORMATION CONCERNING THE BUSINESS ACTIVITY

COMPANY ORIGIN: THIS COMPANY, ALREADY INCORPORATED, IS TRANSFERRING ITS HEAD OFFICE FROM 137 BD VOLTAIRE 75011 PARIS AS FROM JANUARY 28, 1997
FORMER RCS N° 93B02944

BUSINESS ORIGIN: BUSINESS ACQUIRED BY MERGER

CORPORATE ACTIVITY: TREATMENT OF THE INFORMATION STUDIES, CONSULTING AND ASSISTANCE IN PARTICULARLY THE FINANCING AND BANKING FIELDS, RESEARCH, STUDIES, THE REALISATION AND THE SALE OF PRODUCTS OR SERVICES WHICH PARTICIPATE IN OR TO THE PROMOTION

ADDRESS OF MAIN PREMISES:

IMMEUBLE ILE DE FRANCE
3 PLACE DE LA PYRAMIDE - PARIS LA DEFENSE 9
92800 PUTEAUX, FRANCE

START OF OPERATION: MARCH 2, 1982

MODE OF OPERATION: DIRECT

REMARKS

DATE: MARCH 10, 1994
N° OF THE REMARK: 52576
COMPANY HAVING PARTICIPATED IN THE MERGER: AXIME SA -RCS B320401706
1 - RCS B338508799

DATE: FEBRUARY 1, 1993
N° OF THE REMARK: 52576

DATE: AUGUST 31, 1995
N° OF THE REMARK: 52576
COMPANY HAVING PARTICIPATED IN THE MERGER: SOCIETE C T L -RCS PARIS B950 039 644

DATE: SEPTEMBER 2, 1997
N° OF THE REMARK: 71246
MERGER, ABSORPTION OF THE COMPANIES: SLIGOS (RCS NANTERRE B 709 809 578) AND MARBEN (RCS PARIS B 300 558 640) AS FROM JUNE 30, 1997

DATE : AUGUST 28,2000
N° OF THE REMARK : 56355
MERGER, ABSORPTION OF THE COMPANY FINANCIERE CORRELATION (RCS NANTERRRE B 348 880 378) AS FROM JUNE 30, 2000


Atos Origin

TURNING CLIENT VISION INTO RESULTS

Half-Year Report 2002

FINANCIAL HIGHLIGHTS

(in EUR millions)	6 months ended June 30th 2002	6 months ended June 30th 2001	% Change
REVENUE	1,486.7	1,518.0	-2.1%
INCOME FROM OPERATIONS	135.1	128.9	+4.8%
OPERATING MARGIN	9.1%	8.5%	+0.6 pt
NET INCOME BEFORE AMORTIZATION OF GOODWILL	73.4	79.0	-7.1%
(in EUR)			
EPS BEFORE GOODWILL AND NON-RECURRING ITEMS	1.90	1.76	+7.5%
EPS AFTER GOODWILL AND NON-RECURRING ITEMS	1.40	1.54	-9.2%
WORKING CAPITAL REQUIREMENTS (a)	7.1%	8.1%	
RETURN ON CAPITAL EMPLOYED (b)	14.8%	16.9%	
GEARING	33.7%	27.0%	
AVERAGE NUMBER OF EMPLOYEES	26 713	27 239	-2%

(a) Expressed as a % of revenue
(b) Expressed as a % of net income before financial costs and goodwill amortization

Contents

Atos Origin:

Understanding our clients' vision

Optimizing our clients' business through technology

Implementing end-to-end solutions globally

Matching our clients' expectations...

and then exceeding them

Turning Client Vision into Results

About Atos Origin

Atos Origin is an international information technology services provider. Its business is turning client vision into results through the application of consulting, systems integration and managed operations, including outsourcing and on-line services. In August 2002, Atos Origin acquired KPMG Consulting in the UK and the Netherlands, trading as Atos KPMG Consulting. The company generates annual revenues in excess of EUR 3.5 billion, employs 30,000 employees in 30 countries. The Group's client list includes major companies such as ABN-Amro, Akzo Nobel, Alstom, BNP Paribas, British Petroleum, Euronext, Fiat, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Shell, UBS-Warburg, Unilever, Vivendi Universal, Vodafone and Wolters Kluwer. For more information, please visit the company's web site at http://www.atosorigin.com



Chief Executive's Review

Continuing to focus

'By continuing to manage the business with the same rigorous control that we have applied for the past two years, I am confident about our ability to grow revenues and profitability and I believe that we will be well positioned to achieve good revenue growth when the market does recover.'

Bernard Bourigeaud,
Chairman of the Management Board
and Chief Executive Officer

'The group's operating margin increased from 8.5% to 9.1%, which demonstrates the continuing importance of cost control.'


REVENUES
1,600
1,500
1,400
1,300
1,200
1,100
1,000
1,518
1,487
2000
2001
2002
H1 2000
H1 2001
H1 2002
EUR millions
1,402
1,518
1,487


INCOME FROM OPERATIONS AND % MARGIN
150
100
50
0
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
82
129
135
8.5%
9.1%
2000
2001
2002
H1 2000
H1 2001
H1 2002
EUR millions
82
129
135
5.9%
8.5%
9.1%

Background

The first half of 2002 has been marked by weakness in financial markets worldwide and a level of share price volatility that has not been seen for more than a decade. Specific events such as the collapse of Enron and Worldcom are merely the extremes of a more general economic downturn that has affected many industries, and which of course has also had an adverse impact on the IT services sector. I share the concerns of our shareholders and staff as stock markets around the world have fallen, but our business is fundamentally solid and the long-term prospects for our industry remain exciting.

In the short-term, it is clear that there will be little or no upturn in the IT services market this year and signs of a sustainable recovery are still not in sight. However, by continuing to manage the business with the same rigorous control that we have applied for the past two years, I am confident about our ability to grow revenues and profitability and I believe that we will be well positioned to achieve good revenue growth when the market does recover.

Half-year Results

Our results for the first half of 2002 demonstrate clearly the adverse impact of market conditions. Revenues in the Consulting and Systems Integration business were 14.5% lower in the first half, compared with H1 2001. However, our Managed Services business, which is based on long-term contracts with recurring revenue streams, grew by more than 22%, heavily underpinned by the new KPN contracts. Consequently, on a constant scope and exchange rate basis, total group revenues were nearly 2% higher compared with the same period in 2001.

The group's operating margin for the first half increased from 8.5% to 9.1%, which demonstrates the continuing importance of cost control. The original Atos-Origin merger re-structuring program was completed early in the year, but since last November we have been cutting costs further in response to market conditions, ensuring in particular that our staff resources are effectively deployed throughout the business. While the market remains in its current state, we will continue to focus on tight control of our cost base in pursuit of our principal operational goal, which is to raise operating margins.

KPMG Consulting

In spite of the difficult trading conditions, volatility provides opportunity: in the first half we announced the acquisition of KPMG Consulting in the UK and The Netherlands, which was completed on August 16th, 2002.

REVENUE AND INCOME FROM OPERATIONS BY EMPLOYEE

EUR thousands

(on an annual basis)	H1 2000	H1 2001	H1 2002
Average no of employees	26,442	27,239	26,713
Revenue	106	111	111
Income from operations	6	9	10

We are delighted to welcome the partners and staff of KPMG Consulting to Atos Origin and I am quite certain that they will be a valuable, and valued, addition to the company. The new business will trade as Atos KPMG Consulting in both the United Kingdom and The Netherlands.

Like systems integration, the consulting market remains tough and appears unlikely to recover significantly in the near future, nevertheless I believe that we have acted at an appropriate time. The price that we paid was reasonable and we are well positioned to benefit from a market upturn, particularly in terms of cross-selling opportunities and through our ability to offer a comprehensive - *Design, Build and Run* - set of services to our clients.

Going forward, we intend to report Consulting as a separate service line from Systems Integration, while Managed Services and On-Line Services will be reported under the heading *Managed Operations*. The Managed Operations business, together with application management within Systems Integration, will mean that nearly 50% of our revenues will be recurring in future, thereby providing strong visibility and stability.

Strategy

The KPMG transaction takes us a considerable way towards satisfying two of our three recent major strategic ambitions, by increasing significantly our presence in the important UK market and establishing a substantial base of consulting operations for the first time.

Balance Sheet

Our Balance Sheet remains strong and I am pleased to announce that we have signed a new syndicated loan facility for EUR 840 million with a group of nine European banks, which consolidates existing facilities and will ensure that the company has adequate financial resources for its foreseeable business needs.

At June 30th, 2002, the group's net borrowings amounted to EUR 181 million compared with EUR 235 million at last year-end. Now that the Atos-Origin merger re-structuring program is complete, I expect the company to generate strong free cash flow from its day-to-day activities. We have already generated sufficient cash in the past 12 months to pay for the acquisition of the KPN Datacenter contract.

'Priority will be given to generating strong free cash flow from day-to-day activities.'

The total cash cost of the acquisition of KPMG Consulting in the UK and The Netherlands was EUR 475 million, including both transaction costs and EUR 31 million debt at KPMG Consulting in The Netherlands, giving pro forma net borrowings of EUR 656 million at June 30th, 2002. Since that date, we have


REVENUE BY SERVICE LINE
On-line services
Consulting & Systems Integration
45%
43%
Managed Services

1st half 2002 EUR millions: 1,487


REVENUE BY GEOGRAPHICAL AREA
Asia Pacific
Americas
France
5%
2%
EMEA
36%
30%
The Netherlands

1st half 2002 EUR millions: 1,487

paid EUR 32 million for the assets and business of KPN SoftwareHouse, to which I refer later. At the same time we have recently realized just over EUR 34 million, net of tax, from the sale of our stake in SNT Group, which was acquired as consideration for the disposal in 2001 of our French customer contact business.

Net borrowings therefore stand at EUR 660 million at the end of August and the new bank facility provides adequate resources to take advantage of new opportunities that may arise, including further major outsourcing deals.

New Business

We have now signed a third major contract with KPN - SoftwareHouse - under which Atos Origin will take over nearly 600 staff at KPN who are engaged in system management and application development activities within the KPN organization. Work under the contract has already commenced and revenues, which we expect to exceed EUR 60 million per annum, will be consolidated with effect from September 1st, 2002.

The emphasis on our large account program continued to produce success. On a like for like basis, revenues from the 42 global accounts increased by over 20% in the first half of 2002 (excluding Philips) compared with the same period last year. I believe that KPMG Consulting will help to strengthen our client base and that strong relationships with clients are essential to provide visibility and stability, especially in the difficult trading conditions that currently prevail.

Outlook

The company does not expect any recovery in the Consulting and Systems Integration market this year and we therefore anticipate only a small increase in the group's existing total revenue base in 2002 compared with 2001, on a constant scope basis. Since the acquisition of KPMG Consulting UK and The Netherlands was closed in mid-August, their results will now be consolidated with effect from September 1st, 2002. Overall, we therefore expect an increase between 3% and 5% in revenues for the full year 2002, including KPMG Consulting.

We are making excellent progress in reducing our cost base and streamlining our operations, but the continuing weakness of the consulting and systems integration markets has limited the progress in reported profitability. In spite of the fact that the third quarter includes the traditionally weak summer vacation period, we expect to maintain our current operating margin at 9.1% in the second half of 2002.

3. Key events of the period

ACQUISITION OF KPMG CONSULTING IN THE UNITED KINGDOM AND THE NETHERLANDS

On June 5th, 2002, Atos Origin announced the signing of an agreement for the acquisition of KPMG Consulting in the United Kingdom and The Netherlands, which was completed on August 16th, 2002. The new Group, with its 30,000 employees, offers European and international clients a wide range of consulting, systems integration and managed services in 30 countries around the globe. The acquisition provides Atos Origin with a major presence in the United Kingdom, offering integrated 'design, build and run' services to its respective clients. In The Netherlands, this acquisition, together with other recently signed contracts, makes Atos Origin the market leader in IT services.

The key operating and commercial benefits of this transaction include:

- highly respected consulting expertise,
- improved ability to serve major international clients,
- highly complementary client base, of excellent quality,
- increased market share with clients common to both groups,
- greater commercial access to executive management of major clients,
- complementary expertise in industrial sectors,
- new managed services commercial opportunities,
- strengthened management teams.

Atos Origin's post-acquisition service portfolio remains balanced. Close to 50% of Group revenue comes from recurring business, under multi-year contracts.

Consulting will become an independent service line within Atos Origin and operate under the Atos KPMG Consulting name in the United Kingdom and The Netherlands for a period of up to three years. Consulting and IT services will be closely coordinated on a country basis and through the global management of major clients and KPMG consultants will play a key role, both in the implementation of solutions and the strengthening of our expertise. Jeremy Anderson, Managing Partner of KPMG Consulting UK, has joined the Atos Origin Management Board and is responsible for all Atos Origin activities in the United Kingdom.
In consideration for the acquisition of KPMG Consulting in the United Kingdom and The Netherlands Atos Origin issued 3,657,000 bonds redeemable in Atos Origin shares (ORA bonds) at a price of EUR 64.2 each, representing a total of EUR 235 million. The ORA bonds will be redeemed automatically, irrevocably and fully in shares, 12 months after their issue at a rate of one new Atos Origin share for one ORA bond. Given their terms, the ORA bonds are in effect shares. In addition,

'The acquisition provides Atos Origin with a major presence in the United Kingdom, offering integrated 'design, build and run' services to its respective clients.'

'As a result of measures launched at the end of 2001 and the beginning of 2002, the operating margin improved during the half-year, matching Group performance in the second quarter.'

Atos Origin made a cash payment of EUR 424 million. Including transaction costs the total transaction consideration was EUR 679 million. The KPMG Consulting activities will be consolidated with effect from September 1st 2002.

The unaudited revenues of KPMG Consulting in the UK and The Netherlands for the six months to June 30th, 2002 totaled EUR 298 million, with an operating margin of 9.0%. As a result of restructuring measures launched at the end of 2001 and the beginning of 2002, the operating margin improved during the half-year, matching Group performance in the second quarter. In response to continuing adverse conditions in the UK consulting market, and in order to raise operating margins in line with objectives, a further restructuring plan involving around 250 employees was launched in the United Kingdom during the summer, at a cost of approximately EUR 20 million.

SYNDICATED LOAN FACILITY

On August 6th, 2002, the Group secured a EUR 840 million syndicated loan, comprising three tranches, as follows:

- payment of the cash component of the acquisition consideration for KPMG Consulting in the United Kingdom and The Netherlands of EUR 424 million, together with acquisition costs of EUR 20 million and the repayment of assumed debt of EUR 31 million, giving a total of EUR 475 million,
- refinancing of existing borrowings of EUR 100 million, payment of the acquisition consideration for the KPN SoftwareHouse contract of EUR 32 million and utilization for the payment of restructuring costs incurred in respect of KPMG Consulting in the United Kingdom of EUR 18 million, giving a total of EUR 150 million,
- authorized and available EUR 215 million long-term facility to be used for future operating requirements.

Tranches 1 and 2 are repayable respectively over five and four years and bear floating rate interest indexed to the Euribor base rate and hedged on the market. The third tranche, not drawn on to date, has a fixed three-year term.

Pro forma figures at the end of June 2002 for the two key financial indicators monitored by the banks remain below agreed maximum levels:

- pro forma net debt of EUR 656 million, comprising Atos Origin net debt of EUR 181 million at the end of June 2002 plus acquisition-related debt of EUR 475 million, which is equal to 1.5 times pro forma EBITDA estimated at EUR 440 million on an annual basis - below the maximum agreed ratio of 2,
- net debt of EUR 656 million, equal to 86% of pro forma net worth as at June 30th, 2002 - below the maximum agreed gearing of 100%.

SALE OF SNT SHARES

On July 24th, 2002, Atos Origin sold its 22% interest in SNT Group to Rabo Securities. This interest was acquired following the sale in November 2001 of Atos Origin Customer Contact Center activities to the Dutch company SNT. This divestment, which generated net of tax proceeds of EUR 34 million, has been used to reduce group borrowings in the second half of the year.

DEVELOPMENT OF OUR PARTNERSHIP WITH KPN

KPN End User Services

On January 1st, 2002, Atos Origin extended its industrial partnership with KPN, taking over under a 6-year managed services contract, the management of approximately 25,000 work stations and servers. 800 employees transferred from KPN to become Atos Origin's employees.

This management activity involves the administration of the entire work station pool of all KPN Group companies in The Netherlands – from distribution networks to production units. It encompasses a wide range of end-user services, from remote-maintenance services (portable computers and desktops) to the distribution of software, and includes helpdesk and MAC (move, add and change) services.

KPN SoftwareHouse

'Atos Origin is now KPN's leading IT partner, spanning the full service chain.'

In May 2002, Atos Origin announced the signing of a letter of intent with KPN, under which Atos Origin assumes responsibility for the management of KPN's application and software development activities. Following signature of the definitive agreement on August 16th, 2002, some 600 KPN employees joined Atos Origin's systems integration division in The Netherlands, thereby strengthening Atos Origin's expertise in the telecoms market in The Netherlands and, more generally, in Europe.

KPN's 'SoftwareHouse' activity, launched in 1999, is responsible for application administration and software development for all KPN companies in The Netherlands. This service division offers a broad range of services, from consulting to systems integration, including the development and implementation of applications, maintenance management, functional maintenance and KPN enterprise process improvement solutions. This activity will be integrated into the Group with effect from September 1st 2002.

Atos Origin is now KPN's leading IT partner, spanning the full service chain. KPN currently represents potential annual revenue well in excess of EUR 300 million, comprising 2,500 KPN employees who have transferred to different parts of the Group.

HALF-YEAR REPORT

4. Half-Year Report

A. GROUP ACTIVITY

Consolidated revenue for the six months to June 30th, 2002 totaled EUR 1,487 million, up 1.4% on the first half of fiscal 2001 after adjustment for 2001 divestments, including the sale of customer contact center activities last November. Growth on a constant scope and exchange rate basis was 1.8%.

Excluding Philips, total revenue growth was 8%. Activity with Philips, the Group's largest customer, continued to decline in 2002, falling 23% in the first half to EUR 220 million and now representing just under 15% of Group revenue. This decline was particularly marked in the systems integration sector although our market share with this customer continued to rise. Similarly, activity at Euronext, which accounts for 6% of total Group revenue, fell by 16% during the period following completion of the Amsterdam and Brussels platform migrations and due to cost-cutting actions within Euronext.

Activity varied significantly by service line, industry sector and geographical area with a marked rise in Managed Services activities (up of 22%; 43% of total Group revenue) offsetting a significant fall in Consulting & Systems Integration (down 15%; 45% of total Group revenue).

Despite difficult market conditions, the Group increased its operating margin during the half-year to 9.1%, from 8.5% and 8.7% in the first and second halves of fiscal 2001 respectively. This was achieved due to the continuation of reorganization and restructuring programs launched following the Atos-Origin merger. All Group countries remained profitable.

Net income before amortization of goodwill totaled EUR 73 million, 4.9% of revenue. Earnings per share before amortization of goodwill and non-recurring items rose 7.5% during the period.

The Group maintained its solid financial structure thanks to a strong operating cash flow of EUR 125 million (8% of revenue) and strict control over capital employed. The rate of return on capital employed reached 14.8%. Overall, this enabled the internal financing of restructuring and organization expenses (EUR 31 million), the majority of which were provided at the prior year end, and capital expenditure of EUR 52 million, down on last year as a result of tighter control over investment by the operating units. Atos Origin also continued its non-core asset divestment program, targeting both industrial sites and minority interests. Such divestments generated an inflow of EUR 30 million and will continue in the second half, notably with the sale in July 2002 of Atos Origin's share stake in SNT. As a result, borrowings fell 23% or EUR 54 million during the first half. With net debt of EUR 181 million at June 30th, 2002, gearing at the end of the period stood at 34%. Since the acquisition of KPN Datacenter on October 1st, 2001, indebtedness has been reduced by EUR 140 million, some 85% of the investment concerned.

The Group's 42 Key Clients accounted for over 58% of Group revenue in the first half, and activity with these clients continues to grow. During the first half of fiscal 2002 revenue increased by more than 20%, excluding Philips. Recurring business in On-line Services (EUR 182 million), Managed Services (EUR 645 million) and applications maintenance within Systems Integration (EUR 59 million) accounted for 60% of half-year revenue and generated overall growth of 14% during the period.

The Group's order book is stable overall at EUR 4.9 billion compared with the previous year-end, representing 1.6 year's revenue.

1. Activity by Quarter

(in EUR millions)	2002 1st quarter	2002 2nd quarter	2002 1st half
Revenue	749.2	737.5	1,486.7
% growth	-1.0%	-3.1%	-2.1%
% growth (constant scope and exchange rate basis)	+2.3%	+1.4%	+1.8%
Income from operations	67.8	67.3	135.1
% profitability	**9.0%**	**9.1%**	**9.1%**

Second quarter revenue was relatively stable compared with the first quarter. The slight fall was entirely attributable to System Integration activities. The improvement in the operating margin was particularly marked within On-line Services activities.

2. Activity by Service Line

a) Revenue by Service Line

(in EUR millions)	6 months ended June 30th, 2002	% 2002 revenue	6 months ended Dec. 31st, 2001	6 months ended June 30th, 2001	% growth (*)
Consulting & Systems Integration	659.3	45%	714.0	771.5	-14.5%
Managed Services	645.0	43%	591.8	528.0	+22.2%
On-line Services	182.4	12%	178.3	167.6	+8.8%
Discontinued operations			35.5	50.9	
Total	**1,486.7**	**100%**	**1,519.6**	**1,518.0**	**-2.1%**

(*) In comparison with 6 months ended June 30th, 2001

Consulting & Systems Integration activities have, since the beginning of the second half of fiscal 2001, borne the full brunt of the economic slowdown. Revenue is down 14.5% period-on-period, but by only 8% compared with the second half of fiscal 2001. The drop in activity with Philips accounted for one-third of the fall in systems integration revenue. The hardest hit countries were The Netherlands and Belgium, which were strongly affected by the drop in activity with Philips. Italy and Germany suffered from local markets that were deeply affected by the economic downturn, as were North and South America. These countries, which account for 53% of total activity, reported an overall decline of 24%. The other countries, notably France and the United Kingdom, remained generally stable.

Conversely, **Managed Services** benefited from a strong and ongoing client trend towards refocusing on their core businesses. Furthermore, the Group profited fully from the contracts signed last year with KPN Datacenter and more recently KPN End User Services. The Netherlands and France, which account for 77% of activities, recorded overall growth of 41%, generating increases of 56% and 25% respectively during the period. The other countries, where critical mass has not yet been achieved, reported an overall decline of 15%.

The 9% increase in **On-line Services** revenue, even before adjustment for last year's disposal of our customer contact center activities was due to growth of nearly 19% in transaction processing activities (61% of total On-line services revenue). This was thanks to sustained economic activity in France and the development of business with new clients won over the last two years in Germany. Customer relationship management activities (9% of total revenue) fell back 13%. Finally, multimedia activities remained stable overall, while Internet services, still affected by the slowdown in stock market trading volumes, only partially offset the continued decline in Minitel and Audiotext related activities.

Recurring business in On-line Services, Managed Services and applications maintenance within Systems Integration accounted for 60% of half-year revenue and represented 84% of the Group order book at June 30th, 2002. It also showed overall growth of 14% during the period with an operating margin before Group costs in excess of 12%.

b) Income from Operations by Service Line

The first half of fiscal 2002 was heavily affected by the downturn in Systems Integration activities (45% of Group revenue), which produced a decline in revenue of EUR 116 million and EUR 54 million compared with the first and second halves of fiscal 2001 respectively. As demonstrated by the following table, the marked drop in activity and downward pressure on prices in this sector reduced profitability by some EUR 46 million. Despite this, Atos Origin has continued to improve its operating margin, which has increased successively from 8.5% in the first half of fiscal 2001, to 8.7% in the second half and 9.1% in the first half of fiscal 2002.

The overall EUR 6 million improvement in Income from operations is analyzed as follows:

(in EUR millions)	2002 profits
Income from operations for the six months ended June 30th, 2001	**129**
Drop in systems integration activity volume	-32
Downward pressure on prices	-14
Managed Services activity growth	+12
Reduction in sub-contracting costs	+40
Employee costs	-15
Reduction in indirect costs and capital expenditure	+9
Procurement optimization	+6
Total	**+6**
Income from operations for the six months ended June 30th, 2002	**135**

Cost saving initiatives, aimed at offsetting the drop in activity and downward pressure on prices, are the result both of measures implemented in 2001 to bring Group margins within normal levels and structural decisions implemented at the beginning of fiscal 2002 in response to current economic difficulties.
With 60% of revenue generated by recurring business, and pro-active management of all operating units, the Group has been able to achieve further improvements in operating margin despite adverse market conditions.

The principal actions that have been implemented were as follows:

- Average employee numbers were reduced 2% on the first half of fiscal 2001. The overall workforce fell by 2,600 employees following the sale of the French customer contact centers to SNT in November 2001 but have been in part replaced by experienced IT engineers and telecom specialists taken on after winning the KPN Datacenter contract at the end of 2001 and KPN End User Services at the beginning of 2002.

In line with the employee reorganization program presented at the end of last period, which provided for 1,000 transfers or redundancies during fiscal 2002, 423 employees have been transferred or made redundant during the first half of 2002. These measures primarily sought to match staff resources more effectively and particularly to adapt the volume of resources to current activity levels. There has been a further re-engineering of non-operational structures following the Atos-Origin merger. The Group plans to step up actions for fiscal 2002 as a whole and has revised the program to encompass approximately 1,300 employees, at a non recurring cost in fiscal 2002 of approximately EUR 50 million.

Payroll costs rose 3% on the first half of fiscal 2002, following a modest increase in average salaries, due to the change in the workforce structure as explained above, and a reduction in employee numbers. Due to the significant proportion of Managed Services and On-line Services business, payroll costs represent only 54% of Group revenue. Thanks to rigorous management, travelling expenses were reduced by 20% over the period.

- Other operating expenses were reduced 10% during the period. Special efforts were concentrated on limiting recourse to sub-contracting. The number of sub-contractors was reduced 30% - the equivalent of 800 employees - generating savings of close to EUR 40 million. At June 30th, sub-contractors represented only 6% of total Group production employees. Atos Origin continued initiatives launched in 2001, further reducing indirect costs by some 8%. Indirect costs are now 18.5% of Group revenue.

- The rationalization of office premises and data processing centers launched following the merger was continued during the period. A total of 45 sites out of the initial three-year target of 53 have now been closed. The plan has been revised upward to 58 sites.

- Coordinated procurement management generated incremental savings of EUR 6 million during the period.

Profitability in the different service lines improved as a result of these measures as follows:

(in EUR millions)	6 months ended June 30th 2002	% profitability	6 months ended Dec. 31st 2001	6 months ended June 30th 2001	% profitability	% growth (*)
Consulting & Systems Integration	49.5	7.5%	67.4	66.3	8.5%	-25%
Managed Services	81.8	12.7%	67.1	60.8	11.5%	+35%
On-line Services	21.7	11.9%	21.4	23.4	10.9%	-7%
Corporate	(18.0)	-1.2%	(23.6)	(21.6)	-1.4%	+17%
Total	**135.1**	**9.1%**	**132.3**	**128.9**	**8.5%**	**+5%**

(*) In comparison with 6 months ended June 30th, 2001

Consulting & Systems Integration operating margin was affected by the 14.5% fall in revenue during the period. The operating margin, which had increased from 8.5% in the first half of fiscal 2001 to 9.4% in the second half, fell to 7.5% in the first half of fiscal 2002. The reduction in activity and downward pressure on prices suffered in C&SI impacted income from operations by EUR 46 million, over two-thirds of first half Income from operations in 2001. Strong measures to reduce sub-contracting and other operating costs helped restrict the drop in Income from operations to 25%. In a contracting market, where project size is being reduced and major programs postponed, Atos Origin succeeded in maintaining its average utilization rate at 73%, enjoying a slight improvement towards the end of the period. The Group will continue to adapt its resources in line with activity during the second half of the year, given the limited market visibility.

Conversely, the **Managed Services** activity benefited fully from the sharp increase in revenue, as well as the office premises and data processing center rationalization plans and cost cutting initiatives implemented by the Purchasing Department. Operating profit increased by 35%, to EUR 81.8 million and margins by 1.2 points, to 12.7%.

Despite a 7% drop in actual operating profit, **On-line Services** increased its profitability by one margin point, to 11.9%, notably due to the sale of unprofitable customer contact centers at the end of 2001.

The profitability of check processing activities was affected by one-off expenses associated with the dual processing of checks in French francs and euros at the beginning of the year. Payment card and multi-media activities maintained a profitability rate above the Group average.

Corporate costs continued to fall during the period (down 17%) and now represent only 1.2% of Group revenue.

3. Activity by Geographical Area

a) Revenue by Geographical Area

(in EUR millions)	6 months ended June 30th 2002	% 2002 revenue	6 months ended Dec. 31st 2001	6 months ended June 30th 2001	% growth (*)
France	543.3	36%	514.0	492.7	+10.3%
The Netherlands	440.6	30%	416.1	381.3	+15.6%
EMEA	396.9	27%	435.4	438.8	-9.6%
Americas	75.5	5%	89.3	117.3	-35.6%
Asia – Pacific	30.4	2%	29.2	37.0	-17.8%
Discontinued operations			35.5	50.9	
Total	**1,486.7**	**100%**	**1,519.6**	**1,518.0**	**-2.1%**

(*) In comparison with 6 months ended June 30th, 2001

In **France**, revenue rose 10% during the period, after adjustment for customer contact center activities sold last period. This increase was primarily due to high demand for Managed Services, which recorded 25% growth, offsetting a 2% drop in Consulting & Systems Integration activities. On-line Services enjoyed sustained growth of 9%.

In **The Netherlands**, revenue growth was close to 16% thanks to a 56% surge in Managed Services activities, which was attributable to the new KPN Datacenter and End User Services contracts. Consulting & Systems Integration fell back 21%, heavily affected by the drop in activity in the high-tech sector and particularly with its main client, Philips. Since the Atos Origin merger, activities in The Netherlands have reached critical mass in terms of revenue. The client portfolio has been restructured and recurring business now generates over 50% of revenue.

Revenue in the remainder of **EMEA** reported an overall drop of 10%, with a general decline in Consulting & Systems Integration and Managed Services revenue, except in the Middle-East where revenue continued to grow at a sustained rate of 19%, thanks to a number of major ERP integration projects in the petrochemical industry. All countries in this sector are suffering the effects of the current economic downturn and are concentrating their efforts on maintaining profitability levels. Downsizing and measures to reduce the number of sub-contractors will continue, particularly in Germany, Italy and the United Kingdom.

Following the reorganization undertaken last year, activities in the **United States** and the **Asia Pacific** regions are now focused on ERP consulting and integration, the integration and outsourcing of major global contracts for European-based clients and skills development and IT maintenance in India and China.
South America was hit hard by the economic slowdown, particularly in Argentina, and by adverse exchange rates movements, both in Brazil and Argentina.

b) Income from Operations by Geographical Area

(in EUR millions)	6 months ended June 30th 2002	% profitability	6 months ended Dec. 31st 2001	6 months ended June 30th 2001	% profitability	% growth (*)
France	57.9	10.6%	54.1	53.1	9.8%	+9%
The Netherlands	61.6	14.0%	59.8	57.2	15.0%	+8%
EMEA	27.5	6.9%	40.2	35.6	8.1%	-23%
Americas	4.0	5.3%	1.6	3.8	3.2%	+6%
Asia – Pacific	2.1	6.9%	0.2	0.8	2.1%	+171%
Corporate	(18.0)	-1.2%	(23.6)	(21.6)	-1.4%	+17%
Total	**135.1**	**9.1%**	**132.3**	**128.9**	**8.5%**	**+5%**

(*) In comparison with 6 months ended June 30th, 2001

All Group countries continue to generate a positive operating margin. The EMEA area was the only region to report a decline in Income from operations. The component countries were particularly affected by lack of critical mass in some of their operations, which made it difficult to absorb fully the effects of the economic slowdown.

4. Activity by Industry Sector

The **Financial Services** sector (26% of total Group revenue) remained relatively stable, reporting a 3% drop in revenue despite significant pressure on the financial markets at the beginning of fiscal 2002, as evidenced by the decline of 16% in our activities with Euronext during the period.

Our **Telecommunications** business (20% of total Group revenue) reported substantial revenue growth of 47%, benefiting from the new contracts with KPN. This was achieved despite a general market slowdown in demand from telecom operators and the sale of our customer contact center activities at the end of fiscal 2001.

The 18% drop in **High-Tech** revenue (20% of total Group revenue) was directly linked to the 23% drop in the Philips account.

Process Industries revenue (21% of total Group revenue) - comprising the pharmaceuticals, chemicals, automobile and petroleum sectors - reported an overall drop of 14%. The petroleum sector was the only sector to report growth, thanks notably to the expansion of activities in the Middle East.

The 7% increase in **Retail** revenue (6% of total Group revenue) is attributable to a number of new contracts signed at the end of last year, particularly in the United Kingdom.

In the other sectors (7% of total Group revenue) the Group strengthened its **Public Services** position, notably with French and Dutch government ministries.

The **Key Account Program**, which concentrates on 42 Group clients, remains an outstanding success. Each client is managed by an account manager, who is responsible for the provision of integrated and effective services worldwide to clients. Account managers report directly to the Management Board, guaranteeing rapid decision-making and operational efficiency.

B. NET INCOME FOR THE PERIOD

(in EUR millions)	6 months ended June 30th 2002	% profitability	6 months ended Dec. 31st 2001	6 months ended June 30th 2001	% profitability	% growth (*)
Income from operations	135.1	9.1%	132.3	128.9	8.5%	+4.8%
Net financial expense	(6.6)		(6.1)	(3.5)		
Non-recurring items	(9.7)		(4.7)	1.8		
Corporate income tax	(39.7)	33%	(43.6)	(40.4)	32%	
Minority interests	(5.7)		(10.6)	(7.8)		
Amortization of goodwill	(12.2)		(11.6)	(11.7)		
Net income for the period	**61.2**	**4.1%**	**55.7**	**67.3**	**4.4%**	**-9.1%**
Net income for the period before goodwill and non-recurring items	**83.1**	**5.6%**	**72.0**	**77.2**	**5.1%**	**+7.5%**

(*) In comparison with 6 months ended June 30th, 2001

Net financial expense for the period was EUR 7 million. Average net debt was EUR 228 million, and the average interest expense rate was 5.2%.

Net non-recurring expenses totaled EUR 10 million including rationalization and reorganization costs of EUR 7 million and EUR 2 million for IT resources.

Net income for the six-month period ended June 30th, 2002 is presented after deduction of a tax charge of EUR 40 million. The notional tax rate was 33.4%, compared to 31.8% in first half 2001, due to the increased contribution from countries where tax rates exceed the Group average, such as France and The Netherlands.

Minority interests include companies in partnership with the Group such as Atos Processing Services (Germany), Atos Origin Softtech (Saudi Arabia) and joint ventures with Euronext (France, The Netherlands and Belgium). The decrease in the minority interests charge is primarily due to the fall in activity with Euronext, partially offset by an increase in systems integration activities in the Middle-East. Partnership activities represented 15% of total Group revenue and 16% of total Group income from operations for the six-month period.

Net income for the period before amortization of goodwill and non-recurring items rose by nearly 8% during the period. Based on an average of 43,855,348 shares outstanding during the period, earnings per share for the first half of fiscal 2002, before amortization of goodwill and non-recurring items, is EUR 1.90, representing a rise of 7.5% on the first half of fiscal 2001 and 15.5% on the second half of fiscal 2001.

C. BALANCE SHEET

a) Capital Employed

(in EUR millions)	June 30th 2002	Dec. 31st 2001	June 30th 2001
Goodwill (gross value)	511.7	503.1	443.6
Other intangible fixed assets	27.3	22.9	37.8
Tangible fixed assets	259.6	303.9	204.1
Investments	37.4	39.5	29.2
Total fixed assets	836.0	869.4	714.7
Working capital requirements	212.1	193.3	246.2
Capital employed	**1,048.1**	**1,062.7**	**960.9**
Revenue	**1,486.7**	**3,037.6**	**1,518.0**
Capital employed as a % of revenue (a)	**35%**	**35%**	**32%**

(a) over 12 months

The ratio of capital employed to revenue remained stable at 35%, while capital employed in absolute terms fell EUR 15 million on December 31st, 2001. This improvement is attributable to a 15% reduction in tangible fixed assets, due to rigorous control of capital expenditure during the first half and the sale of non-core investments and industrial sites under the operating site rationalization program. Working capital requirements rose 10% during the half-year. This increase compared with December 31st, 2001 is seasonal in nature; the payment of 2001 variable remuneration and the 2001 tax charge increased working capital requirements by EUR 61 million. These seasonal requirements were offset to a large extent by improvements in trade receivable recovery rates. In effect, the trade receivables ratio in number of days revenue decreased 6 days on last period to 73 days at June 30th, 2002, representing a EUR 58 million improvement in the cash position.

b) Return On Capital Employed (ROCE)

(in EUR millions)	6 months ended June 30th, 2002	6 months ended Dec. 31st, 2001	6 months ended June 30th, 2001
Income from operations	135.1	132.3	128.9
Net income for the period	61.2	55.7	67.3
Add-back of interest expense, net of tax	4.2	4.9	2.2
Add-back of goodwill amortization	12.2	11.6	11.7
Net income for the period before interest and amortization of goodwill	**77.6**	**72.2**	**81.2**
Capital employed	**1,048.1**	**1,062.7**	**960.9**
Return on capital employed (a)	**14.8%**	**13.6%**	**16.9%**

(a) over 12 months

The ratio of capital employed to revenue is 14.8%. This improvement over the second half of fiscal 2001, heavily impacted by the acquisition of KPN Datacenter, was the combined result of a 1% drop in capital employed (+0.2 percentage points) and a 7% improvement in economic performance (+1.0 percentage points), achieved despite the non-recurrent restructuring costs incurred in the first half of fiscal 2002.

D. NET DEBT

(in EUR millions)	6 months ended June 30th 2002	6 months ended Dec. 31st 2001	6 months ended June 30th 2001
Opening net debt	**(235.2)**	**(113.3)**	**(113.5)**
Net cash from operating activities	125.4	190.3	206.8
Cash used in operating investments	(52.1)	(74.8)	(64.5)
Net cash from current operations	**73.3**	**115.5**	**142.3**
Reorganization and restructuring	(24.2)	(65.6)	(74.7)
Origin fair value adjustments	(6.5)	(32.4)	(36.6)
Net financial investments	(12.4)	(136.1)	(33.9)
Disposal of intangible and tangible assets	30.5	9.6	2.1
Other changes (*)	(6.9)	(12.8)	1.0
Closing net debt	**(181.4)**	**(235.2)**	**(113.3)**

(*) Common stock, dividends, employee profit-sharing, exchange rate fluctuations

Operating activities generated cash of EUR 125 million during the period, representing 8% of consolidated revenue. The decrease compared with the second half of fiscal 2001 is attributable to the combined impact of seasonal movements in working capital requirements, as explained above, lower depreciation charges due to tight control over capital expenditure and lower charges to provisions for contingencies and losses following the resolution of litigation and disputes.

Capital expenditure was down 25% on 2001, at EUR 52 million, and represents 3.5% of revenue compared to 4.6% last period. This drop is attributable to tight control over Group capital expenditure in a difficult market context, and an emphasis on productivity investments only.

Reorganization and restructuring payments of EUR 24 million included EUR 13.1 million under the Atos-Origin merger provisions, EUR 2.8 million from the consumption of operating provisions and EUR 8.3 million was recorded in non-recurring expenses for the period. A further EUR 6.5 million was paid in respect of Origin fair value adjustments.

Group investments (net of divestments) totaled EUR 12 million, mainly the purchase of KPN End User Services IT assets for EUR 11 million. Finally, under the fixed asset rationalization program, Atos Origin sold a number of non-core sites and minority interests during the first half of fiscal 2002, for a total consideration of EUR 30 million.

As a result, net debt was reduced by EUR 54 million during the period, to stand at EUR 181 million at the end of June 2002. Gearing at the period end is 34%, compared to 49% at December 31st, 2001 and 71% at September 30th, 2001 following the acquisition of KPN's IT assets.

E. HUMAN RESOURCES

a) Breakdown of the workforce by Service Line

	Employees at June 30th 2002	Employees at Dec. 31st 2001	Change	Average employees 1st half 2002	Average employees 1st half 2001	Change
Consulting & Systems Integration	14,100	14,931	-831	14,417	14,571	-1%
Managed Services	9,401	8,185	+1,216	9,135	7,021	+30%
On-line Services	3,052	3,052		3,059	2,828	+8%
Corporate	99	110	-11	102	129	-21%
Discontinued operations					2,690	
Total	**26,652**	**26,278**	**+374**	**26,713**	**27,239**	**-2%**

The Atos Origin workforce rose from 26,278 on January 1st, 2002 to 26,652 on June 30th, 2002, representing an increase during the period of 1%. After adjustment for the transfer in of 822 KPN employees during the half-year under the new KPN End User Services contract, the underlying change in employee numbers during the period is a decline of 2%.

Excluding changes in Group structure attributable to the sale of customer contact center activities (average of 2,690 employees in half year 2001), and the integration of KPN employees under the terms of new KPN Datacenter (1,040 employees) and End User Services (822 employees) contracts, the average workforce in the Managed Services sector increased 3% and in the On-line Services sector increased 8%.

Opening number of employees	26,278
Changes in Group structure (a)	+ 1,007
Recruitment	+ 1,660
Resignations	- 1,189
Restructuring and reorganization	- 423
Other departures (b)	- 681
Closing number of employees	**26,652**

(a) Changes in Group structure relate to the KPN End User Services contract and the company 2IS

(b) Other departures, unrelated to the restructuring program, at the end of trial periods or fixed-term contracts

The Group sharply reduced recruitment from the second half of fiscal 2001. Recruitment rates in the first half of 2002 were in line with second half of 2001. Staff turnover fell to 8.9% during the period, compared to 10.3% at the end of the previous period.

Thanks to the internal employee reorganization and sub-contractor cost reduction programs, revenue per productive employee of EUR 122,000 for the half-year, on an annual basis, is back at fiscal 2001 first-half level (EUR 123,000) after the dip recorded in the second half of fiscal 2001 (EUR 117,000).

Similarly, despite the change in the workforce structure, the average overall cost of an employee encompassing payroll costs, travel and sub-contracting costs, has remained stable over the last three half-years at 65% of revenue.

b) **Breakdown of the workforce by Geographical Area**

	Employees at June 30th 2002	Employees at Dec. 31st 2001	Change	Average employees 1st half 2002	Average employees 1st half 2001	Change
France	8,742	8,419	+323	8,555	7,566	+13%
The Netherlands	7,637	7,114	+523	7,654	6,057	+26%
EMEA	7,694	7,971	-277	7,815	7,803	0%
Americas	1,359	1,517	-158	1,440	1,838	-22%
Asia Pacific	1,121	1,147	-26	1,147	1,156	-1%
Corporate	99	110	-11	102	129	-21%
Discontinued operations					2,690	
Total	**26,652**	**26,278**	**+374**	**26,713**	**27,239**	**-2%**

The increase in employees was particularly strong in France, in line with activity growth and in The Netherlands, due to new KPN contracts. Conversely, certain countries - notably North and South American countries, The Netherlands (excluding the transfer of KPN End User Services employees), Central European countries, the United Kingdom and Spain - were affected by restructuring measures which involved a reduction in employee numbers in order to improve productivity.

CONSOLIDATED FINANCIAL STATEMENTS

5. Consolidated Financial Statements for the six month period ended June 30th, 2002

A. CONSOLIDATED INCOME STATEMENT

(in EUR millions, unless otherwise indicated)	Notes *	6 months ended June 30th 2002	6 months ended June 30th 2001	Year ended Dec. 31st 2001
Revenue		**1,486.7**	**1,518.0**	**3,037.6**
Operating costs and expenses	(F.3.a)	(550.8)	(607.6)	(1,215.3)
Personnel expenses	(F.3.a)	(800.8)	(781.5)	(1,561.1)
Total operating expenses		**(1,351.6)**	**(1,389.1)**	**(2,776.4)**
Income from operations		**135.1**	**128.9**	**261.2**
% of revenue		**9.1%**	**8.5%**	**8.6%**
Net financial expense	(F.3.b)	(6.6)	(3.5)	(9.6)
Net income on ordinary activities		**128.5**	**125.4**	**251.6**
Non-recurring items	(F.3.c)	(9.7)	1.8	(2.9)
Corporate income tax	(F.3.d)	(39.7)	(40.4)	(84.0)
Net income before equity affiliates, minority interests and amortization of goodwill		**79.1**	**86.8**	**164.7**
Share in income of equity affiliates			(0.4)	(0.1)
Minority interests		(5.7)	(7.4)	(18.3)
Net income before amortization of goodwill		**73.4**	**79.0**	**146.3**
% of revenue		**4.9%**	**5.2%**	**4.8%**
Amortization of goodwill	(F.3.e)	(12.2)	(11.7)	(23.3)
Net income for the period – Group Share		**61.2**	**67.3**	**123.0**
% of revenue		**4.1%**	**4.4%**	**4.0%**
Net earnings per share				
Weighted average number of shares outstanding during the period		**43,855,348**	**43,793,198**	**43,806,925**
Earnings per share before amortization of goodwill (in EUR)		1.67	1.80	3.34
Basic earnings per share (in EUR)		1.40	1.54	2.81
Diluted average number of shares		**51,379,829**	**53,190,203**	**53,801,424**
Earnings per share before amortization of goodwill (in EUR)		1.43	1.49	2.72
Diluted earnings per share (in EUR)		1.19	1.27	2.29

* See notes to the consolidated financial statements

B. CONSOLIDATED BALANCE SHEET

(in EUR millions) ASSETS	Notes *	June 30th 2002	Dec. 31st 2001	June 30th 2001
Goodwill	(F.3.e)	401.7	405.4	355.7
Other intangible fixed assets		27.4	22.9	37.8
Tangible fixed assets		259.6	303.9	204.1
Investments		37.4	39.5	29.2
Total fixed assets		**726.1**	**771.7**	**626.8**
Accounts and notes receivable, trade	(F.3.f)	887.1	970.9	916.2
Other receivables, prepayments and accrued income	(F.3.g)	277.9	260.1	221.8
Transferable securities	(F.3.k)	100.3	83.2	
Cash at bank and in hand	(F.3.k)	104.9	93.3	121.2
Total Current Assets		**1,370.2**	**1,407.5**	**1,259.2**
Total Assets		**2,096.3**	**2,179.2**	**1,886.0**

(in EUR millions) LIABILITIES AND SHAREHOLDERS EQUITY	Notes *	June 30th 2002	Dec. 31st 2001	June 30th 2001
Common stock	(F.3.h)	44.1	43.9	43.8
Additional paid-in capital		44.0	35.2	33.8
Consolidated reserves		334.7	226.0	232.5
Translation adjustments		13.1	7.1	5.9
Net income for the period		61.2	123.0	67.3
Shareholders' Equity – Group Share		497.1	435.2	383.3
Minority interests	(F.3.i)	41.2	43.5	37.0
Total Shareholders' Equity		**538.3**	**478.7**	**420.3**
Provisions for contingencies and losses	(F.3.j)	**218.5**	**251.1**	**339.4**
Borrowings	(F.3.k)	386.6	411.7	234.5
Accounts payable, trade		366.9	423.2	361.9
Other liabilities, accruals and deferred income	(F.3.i)	586.0	614.5	529.9
Total Liabilities		**1,339.5**	**1,449.4**	**1,126.3**
Total Liabilities and Shareholders' equity		**2,096.3**	**2,179.2**	**1,886.0**

* See notes to the consolidated financial statements

C. CONSOLIDATED CASH FLOW STATEMENT

(in EUR millions)	6 months ended June 30th, 2002	Year ended Dec. 31st, 2001	6 months ended June 30th, 2001
Net Income before equity affiliates, minority interests and amortization of goodwill	79.1	164.7	86.4
Operating depreciation, amortization and provisions	55.0	156.3	69.8
Exceptional depreciation, amortization and provisions	(22.1)	(198.8)	(111.3)
Net (gains)/losses on disposals of fixed assets	(4.3)	(20.1)	(4.6)
Deferred taxes	16.2	36.8	17.8
Net cash from operations before changes in working capital	123.9	138.9	58.1
Changes in working capital	(29.2)	48.9	37.4
Net cash from operating activities	**94.7**	**187.8**	**95.5**
Purchases of tangible and intangible fixed assets	(52.1)	(139.3)	(64.5)
Proceeds from disposals of tangible and intangible fixed assets	30.5	11.7	2.1
Net operating investments	(21.6)	(127.6)	(62.4)
Purchases of financial investments	(18.5)	(207.8)	(44.7)
Proceeds from disposals of financial investments	6.1	33.6	9.7
Net cash and cash equivalents of companies purchased or sold during the year		4.2	1.1
Net financial investments	(12.4)	(170.0)	(33.9)
Net cash used in investing activities	**(34.0)**	**(297.6)**	**(96.3)**
Common stock issues	9.0	2.4	0.9
Dividends paid to minority shareholders of subsidiaries	(4.5)	(4.4)	(0.8)
New loans	50.5	191.2	11.0
Repayments of long- and medium- term borrowings	(84.7)	(35.1)	(22.2)
Net cash from (used in) financing activities	**(29.7)**	**154.1**	**(11.1)**
Increase (Decrease) in cash and cash equivalents	**31.0**	**44.3**	**(11.9)**
Opening cash and cash equivalents	**176.5**	**130.3**	**130.3**
Increase (Decrease)in cash and cash equivalents	31.0	44.3	(11.9)
Impact of exchange rate fluctuations	(2.3)	1.9	2.8
Closing cash and cash equivalents	**205.2**	**176.5**	**121.2**
Opening net debt	**(235.2)**	**(113.5)**	**(113.5)**
New loans	(50.5)	(191.2)	(11.0)
Repayments of long- and medium-term borrowings	84.7	35.1	22.2
Increase (decrease) in cash and cash equivalents	31.0	44.3	(11.9)
Other movements (*)	(11.4)	(9.9)	0.9
Closing net debt	**(181.4)**	**(235.2)**	**(113.3)**

(*) "Other movements" include the net long- and medium-term debt of companies purchased or sold during the period, the impact of foreign exchange rates on net debt and profit-sharing amounts payable to French employees transferred to debt.

D. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in EUR millions)	Number of shares at period end *	Common Stock	Paid in capital	Consolidated Reserves	Translation Adjustments	Net income for the period	Equity Group share	Minority interests	Total Equity
December 31st, 2000	**43,764**	**43.8**	**32.9**	**180.3**	**5.0**	**48.5**	**310.5**	**19.4**	**329.9**
Common stock issues for cash		0.1	2.3				2.4		**2.4**
Translation adjustments				2.1	2.1		4.2		**4.2**
Appropriation of prior period net income				48.5		(48.5)	0.0		**0.0**
Net Income for the period						123.0	123.0	18.3	**141.3**
Treasury stock				(4.9)			(4.9)		**(4.9)**
Changes in Group structure							0.0	10.0	**10.0**
Dividends paid							0.0	(4.2)	**(4.2)**
December 31st, 2001	**43,854**	**43.9**	**35.2**	**226.0**	**7.1**	**123.0**	**435.2**	**43.5**	**478.7**
Common stock issues for cash		0.2	8.8				9.0		**9.0**
Translation adjustments				(6.9)	6.0		(0.9)	(0.7)	**(1.6)**
Appropriation of prior period net income				123.0		(123.0)	0.0		**0.0**
Net Income for the period						61.2	61.2	5.7	**66.9**
Treasury stock				(7.4)			(7.4)		**(7.4)**
Changes in Group structure								(0.1)	**(0.1)**
Dividends paid								(7.2)	**(7.2)**
June 30th, 2002	**44,052**	**44.1**	**44.0**	**334.7**	**13.1**	**61.2**	**497.1**	**41.2**	**538.3**

* in thousands

E. SEGMENT INFORMATION

a) Information by Service Line

(in EUR millions)	Consulting & Systems Integration	Managed Services	On-line Services	Corporate	Group
June 30th, 2002 (6 months)					
Revenue	659.3	645.0	182.4		**1,486.7**
Income from operations	49.5	81.8	21.7	(18.0)	**135.1**
Tangible and intangible assets	42.7	196.3	43.2	4.8	**287.0**
Year-end number of employees	14,100	9,401	3,052	99	**26,652**
December 31st, 2001 (6 months)					
Revenue	714.0	591.8	213.8		**1,519.6**
Income from operations	67.4	67.1	21.4	(23.6)	**132.3**
Tangible and intangible assets	48.3	226.4	45.7	6.4	**326.8**
Year-end number of employees	14, 931	8,185	3,052	110	**26,278**
June 30th, 2001 (6 months)					
Revenue	775.5	528.0	214.5		**1,518.0**
Income from operations	66.3	60.8	23.4	(21.6)	**128.9**
Year-end number of employees	14,491	7,165	5,720	117	**27,493**

b) Information by Geographical Area

(in EUR millions)	France	The Nether-lands	EMEA (1)	Americas (2)	Asia Pacific (3)	Corporate	Group
June 30th, 2002 (6 months)							
Revenue	543.3	440.6	396.9	75.5	30.4		**1,486.7**
Income from operations	57.9	61.6	27.5	4.0	2.1	(18.0)	**135.1**
Tangible and intangible assets	110.7	125.6	34.7	4.8	6.4	4.8	**287.0**
Year-end number of employees	8,742	7,637	7,694	1,359	1,121	99	**26,652**
December 31st, 2001 (6 months)							
Revenue	549.5	416.1	435.5	89.3	29.2		**1,519.6**
Income from operations	54.1	59.8	40.2	1.6	0.2	(23.6)	**132.3**
Tangible and intangible assets	141.6	132.8	30.6	7.4	8.0	6.4	**326.8**
Year-end number of employees	8,419	7,114	7,971	1,517	1,147	110	**26,278**
June 30th, 2001 (6 months)							
Revenue	539.6	381.3	441.9	118.2	37.0		**1,518.0**
Income from operations	53.1	57.2	35.6	3.8	0.8	(21.6)	**128.9**
Year-end number of employees	10,632	6,061	7,744	1,751	1,188	117	**27,493**

(1) Europe, Middle-East, Africa: Germany, Switzerland, Italy, Spain, Portugal, Andorra, Belgium, Luxembourg, United Kingdom, Poland, Austria, Hungary, Czech Republic, Saudi Arabia.
(2) United States, Canada, Mexico, Argentina, Brazil, Peru.
(3) Australia, China, Hong-Kong, India, Malaysia, Singapore, Taiwan, Thailand, The Philippines.

F. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies

With effect from January 1st, 2001, the consolidated financial statements have been prepared in accordance with the 'new accounting rules and methods applicable to consolidated financial statements' approved by the Order of June 22nd, 1999, implementing the Accounting Standards Committee Regulation CRC 99-02.
These accounting policies do not differ from those previously adopted by the Group and detailed in the Notes to the consolidated financial statements presented in the 2001 Annual Report.
In accordance with the option offered by Regulation 99-02, Atos Origin has not retroactively adjusted investment and divestment transactions performed prior to January 1st, 2001.
With effect from January 1st, 2002, the Group has adopted CRC Regulation 00-06 regarding liabilities.
Application of this regulation did not have any impact on opening shareholders' equity of the fiscal period.

2. Changes in the scope of consolidation

- Acquisition in May 2002 of the entire common stock of the KPN End User Services, fully consolidated since January 1st, 2002 at a value of EUR 11.5 million,
- Acquisition in June 2002 of the entire common stock of the French company Idée Industrie Services (2IS), fully consolidated since January 1st, 2002 at a value of EUR 2.7 million. As a result of the acquisition of this company, which holds a 34% stake in A2B, Atos Origin increased its interest in this latter from 51% to 85%.

3. Notes to the consolidated financial statements

a) Total operating expenses

(in EUR millions)	6 months ended June 30th, 2002	6 months ended Dec. 31st, 2001	6 months ended June 30th, 2001
Personnel expenses	(800.8)	(779.7)	(781.5)
Equipment, software and supplies	(82.9)	(71.2)	(91.4)
Sub-contracting costs	(107.0)	(165.2)	(148.0)
Travel and entertainment	(41.3)	(50.8)	(51.4)
Real estate rental and maintenance	(64.7)	(55.6)	(57.3)
Equipment rental and maintenance	(89.4)	(77.7)	(71.5)
Telecommunications	(60.2)	(54.0)	(56.3)
Depreciation and amortization	(64.9)	(75.5)	(61.0)
Other operating costs and expenses	(40.4)	(57.6)	(70.8)
Total	**(1,351.6)**	**(1,387.3)**	**(1,389.1)**

b) Net financial expense

(in EUR millions)	6 months ended June 30th, 2002	6 months ended Dec. 31st, 2001	6 months ended June 30th, 2001
Convertible bond issues	(1.9)	(2.0)	(1.9)
Long- and medium-term borrowings	(3.3)	(2.7)	(0.8)
Lease financing	(0.7)	(0.9)	(0.8)
Short-term borrowings		0.2	(0.2)
Net interest expense	**(5.9)**	**(5.4)**	**(3.7)**
Exchange gains and losses	(0.9)	2.4	(2.0)
Financial provisions	(1.1)	(3.2)	
Other financial income and expenses	1.3	0.1	2.2
Total	**(6.6)**	**(6.1)**	**(3.5)**

Average Group borrowings increased from approximately EUR 113 million in the first half of fiscal 2001 to EUR 210 million in the second half of fiscal 2001, following the acquisition of the KPN Datacenter contract at the beginning of October 2001. Average Group borrowings in the first-half of fiscal 2002 totaled EUR 228 million. The cost of borrowings was 5.2%, compared to 5.1% and 6.5% in prior periods.

c) Non-recurring items

(in EUR millions)	6 months ended June 30th, 2002
Rationalization and reorganization costs	(7.2)
IT resources reorganization costs	(2.0)
Disposals : net capital gains	3.0
Provisions for exceptional asset impairment	(1.0)
Provisions for warranties associated to assets disposals	(1.2)
Provisions for employee-related costs	(0.5)
Other net expenses	(0.8)
Total	**(9.7)**

Integration and rationalization costs of EUR 9.2 million include provisions of EUR 2.5 million to cover restructuring planned for the second half of 2002.
Net capital gains include EUR 2.7 million realized on the sale of a minority interest in Origin TIS in Japan.

d) Corporate income tax

(in EUR millions)	6 months ended June 30th, 2002			6 months ended June 30th, 2001		
	France	International	Total	France	International	Total
Current taxes	(10.8)	(12.7)	(23.5)	(9.6)	(13.4)	(23.0)
Deferred taxes	(2.5)	(13.7)	(16.2)	(1.8)	(15.6)	(17.4)
Total	**(13.3)**	**(26.4)**	**(39.7)**	**(11.4)**	**(29.0)**	**(40.4)**

The corporate income tax charge for the period ended June 30th, 2002 is EUR 39.7 million, representing a notional tax rate of 33.4% of income before tax and amortization of goodwill. This compares with rates of 35.0% and 32.6% for the first and second halves of fiscal 2001 respectively.

e) Goodwill

(in EUR millions)	Dec. 31st 2000	Acquisitions/ Charge	Disposals/ Reversal	Dec. 31st 2001	Acquisitions/ Charge	Disposals/ Reversal	June 30th 2002
Gross Value	386.2	123.4	(6.5)	503.1	21.6	(13.1)	511.6
Amortization	(76.2)	(23.3)	1.8	(97.7)	(12.2)		(109.9)
Net book value	**310.0**	**100.1**	**(4.7)**	**405.4**	**9.4**	**(13.1)**	**401.7**

Goodwill additions during the period to June 30th, 2002 totaled EUR 22 million in gross value, and primarily related to the acquisition of End User Services (EUR 16 million).

The EUR 13 million reduction is primarily attributable to adjustments to provisions for software license purchase commitments of EUR 3 million, net of tax, and the cancellation of provisions for the write-down of tax credits in the amount of EUR 7 million, following a return to profits in several countries, including the United States.

f) Trade accounts and notes receivable

(in EUR millions)	June 30th, 2002	Dec. 31st, 2001	June 30th, 2001
Gross value	926.6	1,007.7	939.9
Provisions	(39.5)	(36.8)	(23.7)
Net book value	887.1	970.9	916.2
Payments on account and advances received	(78.2)	(87.8)	(17.7)
Deferred income and amounts due to customers (incl. VAT)	(103.4)	(67.5)	(101.6)
Discounted notes not yet matured	-	-	-
Accounts receivable	**705.5**	**815.6**	**796.9**
Half-year revenue (incl. VAT)	**1,739.8**	**1,900.2**	**1,768.1**
Number of days revenue outstanding	**73**	**77**	**81**

g) Other receivables, prepayments and accrued income

(in EUR millions)	June 30th, 2002	Dec. 31st, 2001	June 30th, 2001
Recoverable VAT	42.1	41.0	36.1
Tax-related assets (carry back, minimum tax share, tax credits)	41.4	34.1	27.6
Deferred tax assets	82.1	90.0	57.0
Amounts receivable on disposal of tangible assets and investments	17.4	17.5	1.6
Other receivables	35.3	30.7	38.1
Prepayments and accrued income	59.6	46.8	61.4
Total	**277.9**	**260.1**	**221.8**

h) Common stock

(in EUR thousands)	Common stock at June 30th, 2002	Common stock at Dec. 31st, 2001	Common stock at June 30th, 2001
Number of shares	44,052,336	43,853,704	43,801,696
Par value	EUR 1	EUR 1	EUR 1
Total	**44,052.3**	**43,853.7**	**43,801.7**

The common stock increase was the result of the exercise of 99,755 stock subscription options and the creation of 98,877 shares under the corporate savings scheme. All newly created shares were issued at a par value of EUR 1 each. Twenty countries took part in this international corporate savings scheme, under which shares were issued at a subscription price of EUR 60.37.

i) Minority interests

(in EUR millions)	June 30th, 2002	Dec. 31st, 2001	June 30th, 2001
Atos Euronext	29.7	32.5	29.6
Atos Origin Middle East (Saudi Arabia)	5.4	3.7	2.6
Atos Processing Services (Germany)	4.1	4.7	2.8
Other	2.0	2.6	2.0
Total	**41.2**	**43.5**	**37.0**

Atos Euronext comprises subsidiaries in France, The Netherlands and Belgium, Bourse Connect, Diamis and Astria.

j) Provisions for contingencies and losses

(in EUR millions)	Dec. 31st 2000	Other (*)	Charge	Release	Dec. 31st 2001	Other (*)	Charge	Release	June 30th 2002
Origin Fair value adjustment	129.0	15.2		(69.0)	75.2	(11.8)		(6.5)	56.9
Merger restructuring	159.5	(0.4)	0.7	(135.1)	24.7	(6.5)		(13.1)	5.1
Operating provisions	60.1	6.5	36.2	(44.6)	58.2	(3.1)	10.9	(29.0)	37.0
Pensions	56.4	28.6	9.8		93.0	28.0	4.7	(6.2)	119.5
Total	**405.0**	**49.9**	**46.7**	**(250.5)**	**251.1**	**6.6**	**15.6**	**(54.8)**	**218.5**

* The "Other" column comprises adjustments to the opening balance sheet, changes in Group structure and translation differences.

The balance of **Origin fair value adjustment provisions** consist primarily of residual 5-year software license commitments which are excess to the company's requirements, together with employee and tax risks relating to Origin pre-merger. The EUR 12 million release (to equity / goodwill) during the period included an update of the residual software license commitments in the amount of EUR 4 million and a EUR 7 million adjustment to provisions for employee and tax risks in Brazil to reflect foreign exchange movements. EUR 7 million was charged against these provisions during the year, primarily to cover the license costs of unused software. Employee and tax risks provided were not the subject of any major events during the period.

Merger restructuring provisions was recorded to cover the cost of implementing a major restructuring plan following the merger of Atos and Origin in October 2000, including significant staff reductions, rationalizing premises and data processing facilities and discontinuing or disposing of a number of loss-making and non-core activities. During the first half of 2002, EUR 13 million was charged against these provisions to finance restructuring costs incurred during the period, while EUR 7 million was taken to operating liabilities to cover committed restructuring costs to be incurred early in the second half of fiscal 2002. At June 30th, 2002, there remained EUR 5 million to cover restructuring actions to be performed during remainder of the fiscal year.

Operating provisions relate routinely to commercial disputes, convertible bond redemption premiums, along with miscellaneous contingencies and losses. They also include restructuring unrelated to the Atos Origin merger. Thanks to continuing action launched in 2001 aimed at reducing the level of disputes and litigation, whether customer, supplier, employee or tax-related, the Group favorably resolved a significant number of disputes and projects during the period, substantially reducing the risk of future cash outflow.
In addition, control over project margins has steadily improved during the last two years within the Group, thanks to the implementation of a SAP-based analytical tool, and due to a reduction in average project size.

The increase in **pension provisions** is primarily attributable to the retirement commitments of KPN employees, which the Group took on in connection with the acquisition of KPN's contracts. The decrease during the period was primarily due to the early retirement of a number of employees under the restructuring plan, notably in Italy and Germany.

k) Net Debt

(in EUR millions)	June 30th, 2002						Dec. 31st 2001	June 30th 2001
	Total	1 year	2 years	3 years	4 years	5 years or more	Total	Total
Bonds	(173.0)			(173.0)			(173.0)	(173.0)
Finance leases	(19.3)	(10.4)	(8.1)	(0.7)	(0.1)		(27.1)	(27.6)
Long-term borrowings	(181.8)	(6.2)	(6.4)	(3.3)	(11.7)	(154.2)	(181.3)	(26.5)
Other borrowings	(12.5)	(1.4)	(1.3)	(1.9)	(2.3)	(5.6)	(30.3)	(7.4)
Total borrowings	**(386.6)**	**(18.0)**	**(15.8)**	**(178.9)**	**(14.1)**	**(159.8)**	**(411.7)**	**(234.5)**
Transferable securities	100.3	100.3					83.2	-
Cash at bank and in hand	104.9	104.9					93.3	121.2
Total cash and cash equivalents	**205.2**	**205.2**					**176.5**	**121.2**
Total Net Debt	**(181.4)**	**187.2**	**(15.8)**	**(178.9)**	**(14.1)**	**(159.8)**	**(235.2)**	**(113.3)**

The convertible bond issue is redeemable on October 1st, 2004. Long-term borrowings primarily comprise a EUR 250 million 5-year syndicated loan, secured on December 20th, 2001. This facility has been drawn-down in the amount of EUR 150 million. It is repayable in full on September 26th, 2006 and interest is paid quarterly.

As part of the acquisition of KPMG consulting activities in the United Kingdom and The Netherlands, Atos Origin signed a new syndicated loan on August 6th, 2002 for an amount of EUR 840 million, including EUR 475 million to finance the acquisition of KPMG Consulting and EUR 150 million to refinance the 2001 syndicated loan and cover the other acquisitions of the period, including KPN SofwareHouse. The residual balance of EUR 215 million represents an authorized three-year long-term financing facility, currently unused.

l) Other liabilities, accruals and deferred income

(in EUR millions)	June 30th, 2002	Dec. 31st, 2001	June 30th, 2001
Payments on account received on orders	78.2	87.8	17.7
Employee-related liabilities	151.9	189.8	157.4
Social security and other employee welfare liabilities	92.0	111.5	91.1
VAT payable	97.5	95.3	105.7
Corporate income tax payable	29.0	35.2	27.4
Deferred tax liabilities	9.9	12.3	10.7
Liabilities on acquisitions of participating interests	7.6	5.0	6.3
Miscellaneous creditors and other operating liabilities	56.2	32.0	38.7
Deferred income	63.7	45.6	74.9
Total	**586.0**	**614.5**	**529.9**

G. OFF-BALANCE SHEET COMMITMENTS

1. Finance lease commitments

(in EUR millions)	June 30th, 2002	Dec. 31st, 2001
Minimum future lease payments due in		
1 year	10.4	14.2
2 years	8.1	10.0
3 years	0.6	2.4
4 years	0.1	0.2
5 years	0.1	0.2
More than 5 years		0.1
Total	**19.3**	**27.1**

2. Other financial commitments

(in EUR millions)	June 30th, 2002	Dec. 31st, 2001
Commitments given		
Pledges, securities, guarantees	165.7	149.3
Discounted notes not yet matures		-
Commitments received		
Pledges, securities, guarantees	3.3	-
Other commitments		
Retirement commitments not funded by provisions	3.6	3.7

Pledges, securities and guarantees given in the amount of EUR 165,7 million break down as follows:

(in EUR millions)	June 30th, 2002	Dec. 31st, 2001
Supplier warranties	25.2	15.2
Customer warranties (*)	93.7	97.0
Seller warranties		0.5
Premises	18.5	17.4
Taxation and other	28.3	19.1
Total	**165.7**	**149.3**

(*) a commitment was given to KPN pursuant to the acquisition of its End User Services business, in order to guarantee the proper completion of service contracts. A warranty equal to 15% of the total annual value of the contract, subject to a maximum annual amount of EUR 13.5 million (EUR 80 million over the term of the contract) was granted.

3. Claims and litigation

In recent years, certain Group companies have been subject to tax audits in the normal course of business. The Group considers that it has sound arguments to successfully contest the proposed reassessments. The subsidiary Atos Origin Brazil has also been the subject, since 1998, of several actions by employee-protection bodies, regarding contributions payable and the number of employees concerned.

Management is not aware of any claims or litigation likely to have a material impact on the consolidated results or assets of the Group, that are not adequately covered by provisions recorded in the balance sheet as of June 30, 2002. At this date, provisions recorded by the Group to cover identified disputes total EUR 32.8 million.

6. Statutory Auditors' Review Report on the Half-Year Consolidated Condensed Financial Statements

Period from January 1st to June 30th, 2002

Pursuant to article L. 232-7 of the French Companies Act (Code de commerce), we have reviewed the accompanying half year consolidated condensed financial statements of Atos Origin prepared in euros, covering the period from January 1st to June 30th, 2002 and verified the information contained in the half-year management report.

The half-year consolidated condensed financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at June 30th, 2002 and of the results of its operations for the six month period then ended.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated condensed financial statements submitted to our review.

We have no comment to make as to the consistency with the half year consolidated condensed financial statements and the fairness of the information contained in the half year management report.

Neuilly-sur-Seine and Paris, September 11, 2002
The Auditors,

Deloitte Touche Tohmatsu
Jean-Paul Picard
Jean-Marc Lumet

Amyot Exco Grant Thornton
Daniel Kurkdjian
Gilles Hengoat

7. Investor Information

A. COMMON STOCK

Atos Origin shares are traded on the Paris Euronext *Premier Marché*, under Euroclear code 5173, where they are part of the SBF 120 and Euronext 100 indices. The shares are not listed on any other stock exchange and Atos Origin SA is the only listed company in the Group.

1. Common stock as at June 30th, 2002

As at June 30th, 2002, the Company's common stock amounted to EUR 44,052,336, comprising 44,052,336 fully paid-up shares of EUR 1 par value each.

Transactions	Number of shares issued	Common stock (in EUR millions)	Additional paid-in capital (in EUR millions)	Total (in EUR millions)
At June 30th, 2001	43,801,696	43.8	33.7	77.5
Exercise of stock options	52,008	0.1	1.5	1.6
At December 31st, 2001	43,853,704	43.9	35.2	79.1
Exercise of stock options	99,755	0.1	2.9	3.0
Corporate savings scheme	98,877	0.1	5.9	6.0
Total at June 30th, 2002	**44,052,336**	**44.1**	**44.0**	**88.1**

2. Share ownership structure

a) Main shareholders

To the best of the Management Board's knowledge, changes in share ownership during the last three six-month periods were as follows:

	June 30th, 2002		Dec. 31st, 2001		June 30th, 2001	
	Shares	%	Shares	%	Shares	%
Philips	21,321,043	48.4%	21,321,585	48.6%	21,320,766	48.7%
BNP Paribas	2,187,041	5.0%	2,157,500	4.9%	2,726,928	6.2%
Employees	401,731	0.9%	311,161	0.7%	251,427	0.6%
Treasury stock	301,293	0.7%	199,300	0.5%	199,300	0.4%
Public	19,841,228	45.0%	19,864,158	45.3%	19,303,275	44.1%
Total	**44,052,336**	**100%**	**43,853,704**	**100%**	**43,801,696**	**100%**

b) Disclosure of interests

During the period, the Company was notified of seven changes in shareholder interests, disclosed pursuant to Article L233-13 of the French Companies Code. Details of the interests in question are as follows:

	Date of disclosure	Shares	% interest
BNP Paribas	27/02/02	2,206,025	5.03%
BNP Paribas	01/03/02	2,166,299	4.94%
BNP Paribas	18/06/02	2,191,790	5.00%
BNP Paribas	19/06/02	2,178,164	4.97%
BNP Paribas	24/06/02	2,187,041	4.99%
BNP Paribas	01/07/02	2,178,200	4.94%
BNP Paribas	23/08/02	2,218,571	5.04%

The Company has not been informed of any changes in shareholder interests since the last notification.

3. Potential common stock

	June 30th 2002	Dec. 31st 2001	June 30th 2001	Change/ Dec. 31st, 01	Change/ June 30th, 01
Number of shares outstanding	**44,052,336**	**43,853,704**	**43,801,696**	**198,632**	**250,640**
Stock subscription options	2,854,039	2,856,032	3,173,180	(1,993)	(319,141)
Stock subscription warrants: classes C, D and E	842,528	923,140	-	(80,612)	842,528
Total Employees	**3,696,567**	**3,779,172**	**3,173,180**	**(82,605)**	**523,387**
2004 convertible bonds	**1,440,501**	**1,440,501**	**1,440,501**		
Philips stock subscription warrants – Class A		2,387,413	2,387,413	(2,387,413)	(2,387,413)
Philips stock subscription warrants – Class B	2,387,413	2,387,413	2,387,413		
Total Philips	**2,387,413**	**4,774,826**	**4,774,826**	**(2,387,413)**	**(2,387,413)**
Total dilution excluding Philips	5,137,068	5,219,673	4,613,681	(82,605)	523,387
Total dilution including Philips	7,524,481	9,994,499	9,388,507	(2,470,018)	(1,864,026)
Total potential common stock, excluding Philips	**49,189,404**	**49,073,377**	**48,415,377**	**116,027**	**774,027**
Total potential common stock, including Philips	**51,576,817**	**53,848,203**	**53,190,203**	**(2,271,386)**	**(1,613,386)**

During the first half of 2002, 35,525 new stock subscription options were granted to employees. In addition, 83,375 stock subscription options and stock subscription warrants were cancelled and employees exercised 99,755 stock subscription options and stock subscription warrants. Subsequent to the end of June, 65,000 new stock subscription options were granted to members of the Management Board on July 1st, 2002, based on the share price of EUR 62.32.

The Class A stock subscription warrants granted to Philips and available for exercise if the share price reached EUR 156 by June 30th, 2002 were cancelled.

	Number of shares	EUR millions	% dilution	Weight of dilution
Number of shares at June 30, 2002	**44,052,336**			
Stock subscription options	2,854,039	215.3	5.5%	
Stock subscription warrants: classes C, D and E	842,528	50.0	1.6%	
Total Employees	**3,696,567**	**265.4**	**7.2%**	**49%**
2004 convertible bonds	**1,440,501**	**172.5**	**2.8%**	**19%**
Philips stock subscription warrants – Class B	**2,387,413**	**496.6**	**4.6%**	**32%**
Total dilution excluding Philips	5,137,068	437.9	10.4%	
Total dilution including Philips	7,524,481	934.4	14.6%	100%
Total potential common stock, excluding Philips	**49,189,404**			
Total potential common stock, including Philips	**51,576,817**			



INVESTOR INFORMATION

The common stock of the Company could be increased by 7,524,481 new shares, representing 14.6% of the common stock after dilution, through the exercise of stock subscription options granted to employees (49%), the conversion of convertible bonds (19%) and the exercise of Class B stock subscription warrants granted to Philips (32%).

The exercise of all the options and warrants and the conversion of all the bonds would have the effect of increasing total shareholders' equity by EUR 934.4 million and common stock by EUR 7.5 million (or total shareholders' equity by EUR 437.9 million and common stock by EUR 5.1 million excluding the exercise of stock subscription warrants granted to Philips). Nonetheless, only 11% of stock subscription options and stock subscription warrants granted to employees have exercise terms and conditions below the stock market price of the Atos Origin share as at August 31st, 2002 of EUR 37.28.

Given current share price trends, the likelihood of conversion of the 2004 bond issue or exercise of the Class B stock subscription warrants granted to Philips remains low.

On August 16th, 2002, Atos Origin announced finalization of the acquisition of KPMG Consulting in the United Kingdom and The Netherlands. Using authorizations granted by the Extraordinary General Meeting of July 12th, 2002, this acquisition led to the issue of 3.66 million bonds redeemable in shares (ORA bonds), which will automatically and irrevocably result in the issue of 3.66 million new Atos Origin shares on August 16th, 2003. The ORA bonds were issued at a price of EUR 64.2 each, representing a total of EUR 234.8 million. Audit partners are obliged to hold their securities for a minimum of one year, while Consultant partners must hold their securities for up to four years, with one-quarter of their shares being realisable each year.

Consultant partners will receive additional consideration, in the form of stock subscription warrants, linked to the financial performance of the activities purchased in fiscal 2002 and 2003. The exercise of these warrants could result in the issue of a maximum of 1.41 million new Atos Origin shares in 2003 and 2004 if fiscal 2002 and 2003 profitability and revenue objectives are reached.

In addition, 212,138 stock subscription options, with a strike price of EUR 41.5, were granted on finalization of the acquisition on August 16th, 2002 to consultant partners and principal consultants. The terms and conditions of this program are identical to those of the annual option plan implemented each year within Atos Origin.

Potential future common stock dilution as a result of these options and warrants can be summarized as follows:

	Number of shares	EUR millions	% dilution	Weight of dilution
Audit partner shares	1,753,184	112.6		33%
Consultant partner shares	1,903,816	122.2		36%
Total ORA bonds	**3,657,000**	**234.8**	**6.4%**	**69%**
KPMG Consultants additional consideration	1,412,500	90.7	2.5%	27%
KPMG Consultants stock subscription options	212,138	8.8	0.4%	4%
Total KPMG	**5,281,638**	**334.3**	**9.3%**	**100%**

B. SHARE PERFORMANCE

1. Market capitalization

Based on a closing share price of EUR 64.5, the market capitalization on June 30th, 2002 was EUR 2,842 million.

Based on a closing share price of EUR 37.3, the market capitalization on August 31st, 2002 was EUR 1,642 million.

2. Share performance in Paris

Atos Origin share performance versus the SBF 120 and IT CAC 50 indices since January 1, 2002 (base index 100).

SHARE PERFORMANCE IN PARIS 2002


130
120
110
100
90
80
70
60
50
January
February
March
April
May
June
July
August
Atos Origin
SBF 120
IT CAC 50

INVESTOR INFORMATION 7

3. Trading volumes

Trading volumes over the last 20 months by quarter, including July-August (2 months), in thousands.



TRADING VOLUMES
15000
10000
5000
0
11,788
7,011
6,973
10,386
7,372
10,615
9,429
Jan-March 2001
April-June 2001
July-Sept 2001
Oct-Dec 2001
Jan-March 2002
April-June 2002
July-Aug 2002 (2 mths)

8. Shareholder Relations

A. CONTACTS

Institutional investors, financial analysts and individual shareholders may obtain information from:

Director, Investor Relations
John White
Tel: + 33 (0)1 49 00 96 64
E-mail: john.white@atosorigin.com

Secretary's office
Bernadette Legout
Tel: + 33 (0)1 49 00 96 64
Fax: + 33 (0)1 49 00 95 80
E-mail: bernadette.legout@atosorigin.com

B SHAREHOLDER DOCUMENTATION

In addition to the Half-year Report, published in English and French, the following information is available to shareholders:

- The Annual Report, as published in the Bulletin d'Annonces Légales Obligatoires.
- General, business and financial information about the Group, available:
  - on the Company website (www.atosorigin.com)
  - in the COB press release database.

Legal documents relating to the Company (bylaws, minutes of Shareholder Meetings, Auditors' reports, etc.) may be consulted at the Company's registered office (Legal Department).

C. REGISTRAR

The Company's share registrar and paying agent is Société Générale.

D. FINANCIAL CALENDAR

- **Wednesday, November 13th, 2002**
  2002 Third Quarter results

- **March 2003**
  Full-year 2002 results

Company Headquarters

France
Immeuble Ile de France
3, place de la Pyramide
92067 Paris La Défense Cedex
Tel: +33 (0)1 49 00 90 00

The Netherlands
Polarisavenue 97
2132 JH Hoofddorp
Tel: +31 (0)23 566 7000